Exhibit 99.1

[Gaiam Logo]

                , 2015

Dear Gaiam, Inc. Shareholder:

I am pleased to inform you that Gaiam, Inc.’s board of directors has approved the pro-rata distribution of all of the common stock of Gaia, Inc. (“Gaia”) to the shareholders of Gaiam, Inc. Giving effect to the distribution, our shareholders will own all of the outstanding shares of Gaia and will continue to own all of the shares of Gaiam, Inc., which will continue to own and operate our Gaiam branded business.

At the time of the distribution, Gaia will own and operate our subscription business which is doing business as “Gaia.”

This distribution is being made pursuant to a plan approved by our board of directors to separate Gaiam, Inc. into two independent, publicly-traded companies. Our board of directors believes that creating independent, focused companies is the best way to manage our businesses for the benefit of our shareholders and each of the two businesses, in both the short and long term.

The distribution of common stock of Gaia will occur on             ,     by way of a pro rata distribution of all the common stock of Gaia to our shareholders. Each shareholder of Gaiam, Inc.’s Class A common stock will be entitled to receive one share of Gaia’s Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such shareholder at the close of business on             ,     , the record date of the distribution, and each shareholder of Gaiam, Inc.’s Class B common stock will be entitled to receive one share of Gaia’s Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such shareholder at the close of business on             ,     , the record date of the distribution. The distribution will be issued in book-entry form only, which means that no physical share certificates will be issued. No fractional shares of Gaia will be issued. If you would otherwise have been entitled to a fractional share in the distribution, you will receive the net cash value of such fractional share instead. However no shareholder will receive cash in excess of the value of a single share.

Shareholder approval of the distribution is not required, nor are you required to take any action to receive your shares of Gaia’s common stock. Following the distribution, you will own common stock in both Gaiam, Inc. and Gaia. Gaiam, Inc. will change its Class A common stock ticker symbol to “YOGA” on                 ,                 , and will continue to be listed on the NASDAQ Global Market under the symbol “YOGA.” We expect Gaia to have its Class A common stock listed on the NASDAQ Global Market under the symbol “GAIA.”

The enclosed information statement, which is being mailed to all of Gaiam, Inc.’s shareholders, describes the distribution of Gaia’s common stock in detail and contains important information about Gaia. We urge you to read this information statement carefully.

I want to thank you for your continued support of Gaiam, Inc. We look forward to your support of Gaia in the future.

Yours sincerely,

Jirka Rysavy

Chairman

Gaiam, Inc.

[GAIA Logo]

            , 2015

Dear Gaia, Inc. Shareholder:

It is our pleasure to welcome you as a shareholder of Gaia, Inc. (“we”, “our”, “us”, or “Gaia”) a global digital video subscription service with approximately 7,000 titles, which caters to a unique and underserved subscriber base. Our digital content is available to our subscribers on virtually any Internet connected device anytime, anywhere commercial free. The subscription also allows our subscribers to download and view files from our library without being actively connected to the internet. Through our online Gaia subscription service, our customers have unlimited access to a vast library of inspiring films, personal growth related content, cutting edge documentaries, interviews, yoga classes, and more – 90% of which is exclusively available to our subscribers for digital streaming on virtually any Internet connected device.

The consumption of streaming video is expanding rapidly with more and more people augmenting their use of, or replacing broadcast television and turning to, streaming video to watch their favorite content on services like Netflix, Amazon Prime, Hulu Plus, HBO Go and Gaia.

We started our first subscription service in 2007 with our acquisition of a controlling interest in Spiritual Cinema Circle, Inc., which provided subscribers with a monthly curated selection of inspirational films. Beginning in 2009, with the growth of new technology allowing for digital distribution of video content, we saw an opportunity to expand our subscription through the new digital distribution channel which was being developed. We began to focus our investments in our subscription business on growing our library of unique digital video content and developing a technology platform to distribute that content to our subscribers. From 2009 through the present date, we have made significant investments in our technology platform, including our streaming video on demand capabilities (which launched the beta version in 2012), user interface, extension of our streaming service to even more Internet-connected devices, and secure downloads as a part of our service. We have also made significant strategic acquisitions, including a cable and satellite channel dedicated to content directed at independent and progressive thinkers, which is what we refer to as “conscious media,” and the largest streaming yoga media service in Canada, in furtherance of our evolution towards becoming one of the world’s largest online sources of transformational and inspirational media. Our available content is currently focused on yoga, health and longevity, seeking truth, spiritual growth and conscious films & series.

Gaia’s position in the streaming video landscape is firmly supported by its wide variety of exclusive and unique content, which provides a complementary offering to other entertainment-based, streaming video services (for example over 50% of our U.S. subscribers also subscribe to Netflix). Proprietary and curated content lies at the core of our business model. Since 2007, we have developed or acquired a wide variety of exclusive and unique content. Our original content is developed and produced in-house in our state-of-the-art production studios near Boulder, Colorado. Over 90% of our content is exclusively available for streaming to virtually all devices that are connected to the Internet. By offering exclusive and unique content over a state-of-the-art streaming service, we believe that we will be able to significantly expand our target subscriber base.

We are able to leverage our content licensing and ownership advantage to enable “subscriber download” as part of our subscription. A current subscription allows access to download and view titles in our library without being actively connected to the Internet; a unique feature among streaming video providers.

Our mostly worldwide content rights – both through owned and licensed content - enable us to service an international audience without the international media rights acquisition challenges experienced by many of our streaming video competitors. While our service has been English language based and our marketing efforts have been focused on North America, we are currently serving subscribers in approximately 100 countries, and over 20% of our subscribers are outside the United States. Recently, we embarked on an initiative to expand our website functionality to attract non-English speakers, which we believe is an important growth opportunity for us.

As an independent, publicly-traded company, we believe we can more effectively and aggressively focus on our market segment and corporate objectives and thus bring more value to you as a shareholder than we could as an operating business unit of Gaiam, Inc. In addition, we will have the ability to offer our employees incentive opportunities linked to our performance as an independent, publicly-traded company, which we believe will enhance employee performance and retention.

Gaiam, Inc. will change its Class A common stock ticker symbol to “YOGA” on                 ,                 , and will continue to be listed on the NASDAQ Global Market under the symbol “YOGA.” We expect to have our Class A common stock listed on the NASDAQ Global Market under the symbol “GAIA” in connection with the distribution of our common stock.

We invite you to learn more about us by reviewing the enclosed information statement. We look forward to our future as an independent, publicly-traded company and to your support as a holder of our common stock. More information can be found on our website www.gaia.com.

Very truly yours,

Jirka Rysavy

Chairman

Gaia, Inc.

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED FEBRUARY 17, 2016

INFORMATION STATEMENT

Distribution of

GAIA, INC. CLASS A COMMON STOCK

(par value $.0001 per share)

GAIA, INC. CLASS B COMMON STOCK

(par value $.0001 per share)

By Gaia, Inc.

To Gaiam, Inc.’s Shareholders

In August 2014, Gaiam, Inc. announced that its board of directors had approved a plan to separate Gaiam, Inc. into two independent, publicly-traded companies (the “spin-off”). The company to be spun off will include Gaiam, Inc.’s subscription business and related assets (the “Subscription Business”) and Gaiam, Inc. will retain the remainder of its business which is comprised primarily of its branded business (the “Branded Business”). The Subscription Business will be spun off into Gaiam Inc.’s wholly-owned subsidiary Gaia, Inc. (“we,” “our,” “us” or “Gaia”). Gaiam, Inc. intends to accomplish this separation through a tax-free distribution of Gaia’s common stock to Gaiam, Inc.’s shareholders. Immediately following the spin-off of Gaia, Gaiam, Inc.’s shareholders will own 100% of the equity in each of the two separate companies. The distribution should be tax-free for U.S. federal income tax purposes.

As a result of these transactions, Gaiam, Inc. will cease to own any shares of Gaia’s common stock and you, as a holder of Gaiam, Inc.’s Class A or Class B common stock will receive, respectively, one share of Gaia’s Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by you at the close of business on             , 2016, the record date of the distribution, and one share of Gaia’s Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by you at the close of business on such date.

We are sending you this information statement to describe the spin-off of Gaia. We expect the spin-off to occur on             , 2016. Effective as of that date, the distribution agent for the spin-off will distribute Gaia’s Class A and Class B common stock to each eligible holder of Gaiam, Inc.’s Class A and Class B common stock, respectively, by crediting book-entry accounts with that holder’s proportionate number of whole shares of Gaia’s Class A or Class B common stock, as the case may be. No fractional shares of Gaia will be issued. If you would otherwise have been entitled to a fractional share in the distribution, you will receive the net cash value of such fractional share instead.

Shareholders who hold Gaiam, Inc.’s common stock as of the record date will not be required to take any action to receive Gaia’s common stock in the distribution, which means that you do not need to pay any consideration to Gaiam, Inc. or to Gaia, and you do not need to surrender any of Gaiam, Inc.’s common stock to receive your shares of Gaia’s common stock. In addition, no shareholder vote is required for the spin-off to occur. Gaiam, Inc. and Gaia are not asking you for a proxy and you are requested not to send a proxy to Gaiam, Inc. or Gaia.

There has been no trading market for Gaia’s common stock. Gaia expects, however, that a limited market for its common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution. Gaia intends to apply to have its Class A common stock listed on the NASDAQ Global Market under the ticker symbol “GAIA.”

Gaia is an “emerging growth company” as well as a “smaller reporting company,” each as defined under the federal securities laws. For a discussion of the implications of Gaia’s status as an “emerging growth company” and as a “smaller reporting company,” see “Summary—Status as an Emerging Growth Company and Smaller Reporting Company” and “Risk Factors” included elsewhere in this information statement.

As you review this information statement, you should carefully consider the matters described in “Risk Factors.”

The Securities Exchange Commission (referred to herein as the “SEC”) and state securities regulators have not approved or disapproved of these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is             , 2016.

This information statement was first mailed to Gaiam, Inc.’s shareholders on or about             , 2016.

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SUMMARY

This summary highlights selected information contained in this information statement relating to Gaia, our separation from Gaiam, Inc. and our common stock being distributed in the distribution. For a more complete understanding of our business and the separation and distribution, you should read the entire information statement, including the risk factors, our historical consolidated financial statements, and our unaudited pro forma condensed consolidated financial statements and the respective notes to those historical and pro forma financial statements.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the spin-off. Except as otherwise indicated or unless the context otherwise requires, “Gaia” “we,” “us” and “our” refer to Gaia, Inc. and its consolidated subsidiaries, and “Gaiam, Inc.” refers to Gaiam, Inc. and its consolidated subsidiaries other than Gaia.

Our historical consolidated financial information has been prepared on a “carve-out” basis to reflect the operations, financial condition and cash flows specifically allocable to the Subscription Business component of Gaiam, Inc. during all periods shown. Our pro forma consolidated financial information adjusts our historical consolidated financial information to give effect to our separation from Gaiam, Inc.

Introduction

In August of 2014, Gaiam, Inc. announced that its board of directors had approved a plan to separate Gaiam, Inc. into two independent, publicly-traded companies: one for Gaiam, Inc.’s Subscription Business, and one for its Branded Business. The spin-off will occur through a distribution to Gaiam, Inc.’s shareholders of all of our common stock. Gaia will hold all of the assets and liabilities of the Subscription Business. The Branded Business will remain with Gaiam, Inc. after the distribution.

The Branded Business includes all of Gaiam, Inc.’s yoga, fitness, and wellness products and physical media distributed through its website, apps, retail network, and catalogs, and also includes Gaiam, Inc.’s eco-travel business. The Branded Business represented 92.8% of Gaiam, Inc.’s consolidated revenues for 2015 and 65.8% of its consolidated assets as of December 31, 2015. The Subscription Business represented 7.2% of Gaiam, Inc.’s consolidated revenues for 2015 and 34.2% of its consolidated assets as of December 31, 2015.

Our Company

We operate a global digital video subscription service with approximately 7,000 titles which caters to a unique and underserved subscriber base. Our digital content is available to our subscribers on virtually any Internet connected device anytime, anywhere commercial free. The subscription also allows our subscribers to download and view files from our library without being actively connected to the internet. Through our online Gaia subscription service, our customers have unlimited access to a vast library of inspiring films, personal growth related content, cutting edge documentaries, interviews, yoga classes, and more – 90% of which is exclusively available to our subscribers for digital streaming on virtually any Internet connected device.

The consumption of streaming video is expanding rapidly with more and more people augmenting their use of, or replacing broadcast television and turning to, streaming video to watch their favorite content on services like Netflix, Amazon Prime, Hulu Plus, HBO Go and Gaia.

Gaia’s position in the streaming video landscape is firmly supported by its wide variety of exclusive and unique content, which provides a complementary offering to other entertainment-based streaming video services. Our original content is developed and produced in-house in our state-of-the-art production studios near Boulder, Colorado. Over 90% of our content is exclusively available for streaming to virtually all devices that are connected to the Internet. By offering exclusive and unique content over a state-of-the-art streaming service, we believe we will be able to significantly expand our target subscriber base.

Our available content is currently focused on yoga, health and longevity, seeking truth, spiritual growth and conscious films & series. This media content is specifically targeted to a unique customer base which is interested in alternatives and supplements to the content provided by mainstream media. We have been able to grow these content options both organically through our own productions and through strategic acquisitions. In addition, through our investments in our streaming video technology and our user interface, we have been able to expand the many ways our subscription customer base can access our unique library of media titles.

Our core strategy is to grow our subscription business domestically and internationally by expanding our unique and exclusive content library, enhancing our user interface, extending our streaming service to new Internet-connected devices as they are developed and creating a conscious community built on our content.

We have reported operating and net losses of $5.1 million and $8.5 million for fiscal years 2015 and 2014, respectively.

We will hold all of the assets and liabilities of Gaiam, Inc.’s Subscription Business as a result of an internal reorganization to be implemented by Gaiam, Inc. before the spin-off. We are a Colorado corporation. Our registered, principal and executive office is located at 833 West South Boulder Road, Louisville, CO 80027-2452. Our telephone number at that address is (303) 222-3999. We maintain an Internet website at www.gaia.com. The website address has been included only as a textual reference. Our website and the information contained on that website, or connected to that website, are not incorporated by reference into this information statement.

The Distribution

On             , 2016, the distribution date, each holder of Gaiam, Inc.’s Class A common stock will receive one share of our Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such holder at the close of business on             , 2016, the record date for the distribution, and each holder of Gaiam, Inc.’s Class B common stock will receive one share of our Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such holder at the close of business on             , 2016, the record date for the distribution. Immediately following the distribution, Gaiam, Inc.’s shareholders will own 100% of our common stock. You will not be required to make any payment, surrender or exchange your shares of Gaiam, Inc.’s common stock or take any other action to receive your shares of our common stock.

After the spin-off, our Chairman and Chief Executive Officer, Jirka Rysavy will hold 100% of our outstanding Class B common stock and approximately 1.8% of our outstanding Class A common stock based on his current ownership of Gaiam, Inc. common stock. Each share of our Class B common stock has ten votes per share, and each share of our Class A common stock has one vote per share. Consequently, we expect that Mr. Rysavy will be able to vote approximately 74.3% of our voting stock after the spin-off.

If you have any questions relating to the spin-off, you should contact             , our distribution agent. The contact information for our distribution agent is:             ,             .

You can also contact Gaiam, Inc. with any questions. Gaiam, Inc.’s contact information is: Gaiam, Inc., Investor Relations, 833 West South Boulder Road, Louisville, CO 80027-2452, Attn.: Steve Thomas. Gaiam, Inc.’s principal phone number at this address is (303) 222-3600.

After the spin-off, if you have questions relating to the spin-off, you can contact us directly. Our contact information is: Gaia, Inc., Investor Relations, 833 West South Boulder Road, Louisville, CO 80027-2452, Attn: Paul Tarell. Our principal phone number at this address is (303) 222-3997.

Gaiam, Inc. maintains an independent Internet website at www.gaiam.com. The website address has been included only as a textual reference. Gaiam, Inc.’s website and the information contained on that website, or connected to that website, are not incorporated by reference into this information statement.

Status as an Emerging Growth Company and Smaller Reporting Company

As a company with less than $1 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as a company is deemed to be an emerging growth company, it may take advantage of certain reduced reporting and other regulatory requirements that are generally unavailable to other public companies.

In addition, we qualify as a “smaller reporting company” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a smaller reporting company, we enjoy many of the same exemptions as emerging growth companies, and those exemptions would continue to be available to us even after the emerging growth company status expires if we still are a smaller reporting company at such time. For a discussion of the implications of our status as an “emerging growth company” and as a “smaller reporting company,” see “Our Business—Status as an Emerging Growth Company and Smaller Reporting Company” and “Risk Factors”.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

1. What is the distributing company?	Gaiam, Inc. After the distribution, Gaiam, Inc. will not own any of our common stock.

2. What is the separated company?	Gaia, a Colorado corporation and a currently wholly-owned subsidiary of Gaiam, Inc. After the distribution, Gaia will be an independent, publicly-traded company.

3. What are the primary purposes of the spin-off?

Gaiam, Inc.’s board of directors regularly reviews the various businesses that Gaiam, Inc. conducts to ensure that Gaiam, Inc.’s resources are being put to use in a manner that is in the best interests of Gaiam, Inc. and its shareholders. Gaiam, Inc. has concluded that the combined operation of the Branded Business and the Subscription Business has made it difficult for analysts and the market generally to understand Gaiam, Inc.’s real value. Gaiam, Inc.’s board of directors evaluated a number of strategic alternatives to increase value and concluded that a separation would be the most feasible and the most financially attractive approach. Gaiam, Inc.’s board of directors believes that two independent and focused companies is the best way to grow and unlock the full value of Gaiam, Inc.’s businesses in both the short and long term.

In determining whether to effect the spin-off, Gaiam, Inc.’s board of directors also has considered the costs and risks associated with the spin-off, and has concluded that the potential benefits of the spin-off outweigh its potential costs. For a discussion of additional reasons, factors, costs and risks associated with the spin-off which were considered by Gaiam, Inc.’s board of directors, see “The Spin-Off—Reasons for the Spin-Off” included elsewhere in this information statement.

4. Why is the spin-off of Gaia structured as a distribution?	Gaiam, Inc. believes that a tax-free distribution of shares of Gaia to its shareholders is a tax-efficient way to separate the businesses.

5. How will the spin-off of Gaia work?	The spin-off will be accomplished through a transaction in which our common stock will be distributed by Gaiam, Inc. to its shareholders on a pro rata basis. At the time of the spin-off, Gaia will hold all of the assets and liabilities of the Subscription Business.

6. What securities will be distributed in the spin-off?	All of our common stock owned by Gaiam, Inc., which will be 100% of our common stock outstanding immediately before the distribution. Based on the approximately 19,130,681 shares of Gaiam Inc.’s Class A common stock, and 5,400,000 shares of Gaiam Inc.’s Class B common stock outstanding on February 12, 2016, applying the distribution ratios described below, and assuming no exercise of Gaiam, Inc.’s stock options, approximately 3,826,136 shares of our Class A common stock and 1,080,000 shares of our Class B common stock will be distributed to Gaiam, Inc.’s shareholders who hold Gaiam, Inc.’s common stock as of the record date. The number of shares of common stock that Gaiam, Inc. will distribute to its shareholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares. However, we do not expect that any shareholder will receive cash in excess of the value of a single share.

7. What will the distribution ratio be?	Each holder of Gaiam, Inc.’s Class A common stock will receive one share of our Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such holder at the close of business on , 2016, the record date of the distribution, and each holder of Gaiam, Inc.’s Class B common stock will receive one share of our Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such holder at the close of business on , 2016, the record date of the distribution. Cash will be distributed in lieu of any fractional share of our common stock you are entitled to, as described below.

8. Will Gaiam, Inc. distribute fractional shares?	Gaiam, Inc. will not distribute any fractional shares of our common stock. Instead, if you would otherwise have been entitled to a fractional share in the distribution, you will receive the cash value of such fractional share instead. However the amount of cash received by each beneficial owner generally will not exceed the value of a single share. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution,” included elsewhere in this information statement.

9. When will the distribution occur?	We expect that Gaiam, Inc. will distribute our common stock on , 2016, to holders of record of Gaiam, Inc.’s common stock on , 2016, the record date.

10. When is the record date for the distribution?	The record date for the distribution is the close of business on , 2016.

11. Who will be the distribution agent?	The distribution agent is .

12. What do shareholders need to do to participate in the distribution?	Nothing. Shareholders who hold Gaiam, Inc.’s common stock as of the record date will not be required to take any action to receive our common stock in the distribution. No shareholder approval of the distribution is required or sought. Gaiam, Inc. and Gaia are not asking you for a proxy, and you are requested not to send either of them a proxy. You will not be required to make any payment, surrender or exchange your common stock in Gaiam, Inc. or take any other action to receive your shares of our common stock. However, Gaiam, Inc. and Gaia urge you to read this entire document carefully.

13. What are the conditions to the distribution?	The distribution is subject to the satisfaction or, if permissible under the reorganization agreement that we expect to adopt, waiver by Gaiam, Inc. of the following conditions:

• the SEC shall have declared effective Gaia’s registration statement on Form 10, and no stop order shall be in effect;

• all permits, registrations and consents required under the securities or blue sky laws in connection with the distribution shall have been received;

• all material governmental approvals and other consents necessary to consummate the distribution shall have been received;

• the listing of our Class A common stock on a NASDAQ market shall have been approved, subject to official notice of issuance;

•    Gaiam, Inc. shall have received the opinion of Brownstein Hyatt Farber Schreck, LLP confirming that, among other things, the distribution should be tax-free for U.S. federal income tax purposes, discussed under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution;” and

•    no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the reorganization agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligation on Gaiam, Inc.’s part to effect the distribution. Gaiam, Inc.’s board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the distribution and related transactions at any time before the distribution date. Gaiam, Inc. has the right not to complete the distribution if, at any time, Gaiam, Inc.’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Gaiam, Inc. or its shareholders or that market conditions are such that it is not advisable to separate the Subscription Business from Gaiam, Inc.

14. Can Gaiam, Inc. decide to cancel the distribution of Gaia’s common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. For a discussion of these conditions, see “The Spin-Off—Conditions to the Spin-Off,” included elsewhere in this information statement. Gaiam, Inc. has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time Gaiam, Inc.’s board of directors determines that the distribution is not in the best interests of Gaiam, Inc. and its shareholders or that market conditions are such that it is not advisable to separate the Subscription Business from Gaiam, Inc.

15. Does Gaia plan to pay dividends?	No. Gaia currently intends to retain earnings to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. In addition, Gaia’s future indebtedness may limit or prohibit payment of any dividends to its shareholders.

16. Will Gaia have any debt at the time of the spin-off?	No. Gaia’s subsidiary Boulder Road LLC has access to a $5.5 million revolving line of credit with a bank. Gaia does not expect to draw on the line of credit before consummation of the spin-off. Gaia currently anticipates having available cash and liquid assets of approximately $ following the spin-off. For additional information relating to Gaia’s existing and planned financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” included elsewhere in this information statement.

17. What will the spin-off cost, and who will pay the spin-off costs?	Gaiam, Inc. expects to incur pre-tax separation costs of approximately $400,000 to $500,000 in connection with the consummation of the spin-off, which costs are expected to consist of, among other things, legal, accounting, tax and other advisory fees. Gaiam, Inc. will pay the costs of separation incurred before the spin-off, consisting largely of tax restructuring, professional services and employee-related costs. Such costs relating to the spin-off incurred by Gaiam, Inc. after the distribution will be shared equally by Gaiam, Inc. and Gaia. In addition, Gaia also will incur costs as it implements organizational changes necessary to operate as an independent, publicly-traded company, which costs are expected to consist of, among other things, professional services and employee related costs for human resources, legal, accounting and tax functions, board of directors fees, transfer agent fees, insurance, and NASDAQ fees.

18. What are the U.S. federal income tax consequences of the distribution to Gaiam, Inc.’s shareholders that are subject to U.S. federal income tax?	It is a condition to the spin-off that Gaiam, Inc. receive the opinion of Brownstein Hyatt Farber Schreck, LLP confirming that for U.S. federal income tax purposes (i) the spin-off should qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code (the “Code”), (ii) no gain or loss should be recognized by Gaiam, Inc. upon the distribution of our common stock in the spin-off, and (iii) no gain or loss should be recognized by, and no amount should be included in the income of, holders of Gaiam, Inc.’s common stock upon the receipt of shares of our common stock in the spin-off, except with respect to cash received in lieu of fractional shares. This condition, as well as all other conditions to the spin-off, may be waived by Gaiam, Inc.’s board of directors in its sole discretion. Gaiam, Inc. expects to receive the opinion of Brownstein Hyatt Farber Schreck, LLP on or before the distribution date.

For additional information regarding the tax opinion and potential tax consequences to you after the spin-off, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution” and “Risk Factors—Risks Relating to Separating Gaia from Gaiam, Inc.” included elsewhere in this information statement.

19. How will I determine the U.S. federal income tax basis I will have in Gaia’s shares I receive in the distribution?

Shortly after the distribution is completed, Gaiam, Inc. will provide those shareholders who are U.S. taxpayers with information to enable them to allocate their U.S. federal income tax basis in their shares of Gaiam, Inc. to our common stock received in the distribution and other information they will need to report their receipt of our common stock on their 2015 U.S. federal income tax returns as a tax-free distribution. Generally, your aggregate tax basis in the common stock that you hold in Gaiam, Inc. and the new common stock of Gaia received by you in the distribution, including any fractional share interest for which cash is received, will equal your tax basis in Gaiam, Inc.’s common stock immediately before the distribution. Your tax basis in your shares of Gaiam, Inc. will be allocated between Gaiam, Inc.’s common stock and our common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and non-U.S. tax laws

20. What will the relationships between Gaiam, Inc. and Gaia be following the spin-off?	Before the separation, Gaia will enter into a reorganization agreement and other agreements with Gaiam, Inc. to effect the spin-off and provide a framework for our relationships with Gaiam, Inc. after the spin-off. These agreements will govern the relationships between Gaia and Gaiam, Inc. subsequent to the completion of the spin-off and will provide for the allocation to Gaia of certain of Gaiam, Inc.’s assets, liabilities and obligations attributable to periods before Gaia’s separation from Gaiam, Inc. After the completion of the spin-off, Gaia will be responsible for all liabilities related to the operation of the Subscription Business arising on and after the completion of the spin-off and Gaiam, Inc. will be responsible for all liabilities related to the operation of the Subscription Business arising before the completion of the spin-off. For a discussion of these arrangements, see “Our Relationship with Gaiam, Inc. after the Spin-Off” included elsewhere in this information statement.

21. Will I receive physical certificates representing our common stock following the spin-off?	No. Following the spin-off, neither Gaiam, Inc. nor Gaia will be issuing physical certificates representing common stock. Instead, Gaiam, Inc., with the assistance of , the distribution agent, will electronically issue our common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. will mail a book-entry account statement to you that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing shares electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical share certificates.

22. What if I want to sell my shares of Gaiam, Inc.’s common stock or my shares of Gaia’s common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Gaiam, Inc. nor Gaia makes any recommendations on the purchase, retention or sale of Gaiam, Inc.’s common stock or our common stock to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of Gaiam, Inc.’s common stock, or our common stock you will receive in the distribution. If you sell shares of Gaiam, Inc.’s common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive our common stock in the distribution.

23. Where will I be able to trade Gaia’s common stock?	There currently is no public market for our common stock. We intend to apply to have our Class A common stock listed on the NASDAQ Global Market under the symbol “GAIA.” We anticipate that trading in our common stock will begin on a “when-issued” basis on or shortly before the record date and will continue through the distribution date, and that “regular-way” trading in its common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell our common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. For additional information, see “The Spin-Off— Trading Before the Record Date and Through the Distribution Date,” included elsewhere in this information statement. We cannot predict the trading prices for its common stock before, on or after the distribution date.

24. Will the number of shares of Gaiam, Inc.’s common stock that I own change as a result of the distribution?	No. The distribution will not change the number of shares of Gaiam, Inc.’s common stock that you own.

25. What will happen to the listing and trading of Gaiam, Inc.’s Class A common stock?	Nothing. Gaiam, Inc. expects to change its Class A common stock ticker symbol to “YOGA” on , 2016, and after the distribution of our common stock, Gaiam, Inc.’s Class A common stock will continue to be listed and traded on the NASDAQ Global Market under the symbol “YOGA.”

26. Will the distribution of our common stock affect the market price of my shares of Gaiam, Inc.?	Yes. As a result of the distribution, we expect the trading price of Gaiam, Inc.’s Class A common stock immediately following the distribution to be lower than the trading price immediately before the distribution because the trading price will no longer reflect the value of the Subscription Business. We also believe that, until the market has fully analyzed the value of Gaiam, Inc. without the Subscription Business, the market price of Gaiam, Inc.’s Class A common stock may fluctuate significantly. In addition, we believe that over time, following the spin-off, the common stock of Gaiam, Inc. and Gaia should have a higher aggregate market value, assuming the same market conditions, than if Gaiam, Inc. were to remain under its current configuration because it should be easier for investors and analysts to better understand the strengths and future prospects of each company’s respective business. Further, we believe that separating the two businesses will make the respective common stock more attractive to investors as it will allow investors to make a more focused investment. However, we cannot assure you that this higher aggregate market value will be achieved. It is possible that the combined trading prices of Gaiam, Inc.’s Class A common stock of Gaiam, Inc. and our Class A common stock after the distribution may be equal to or less than the trading price of Gaiam, Inc.’s Class A common stock before the distribution.

27. What are the risks associated with the spin-off?	There are a number of risks associated with the spin-off:

•    The risk of Gaia being unable to make, on a timely basis, the changes necessary to operate as an independent, publicly-traded company, including in respect of corporate services that have historically been performed by Gaiam, Inc.;

• The risk that we may need to obtain financing in the public or private markets in order to satisfy our capital needs as an independent company;

• The loss of economies of scope and scale from operating as one company;

• The risk that significant changes may occur in our cost structure, management, financing and business operations as a result of operating as an independent company;

• The potential tax liabilities that could arise if the spin-off were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes;

•    The risk of limitations on Gaia’s ability to engage in desirable strategic transactions and equity issuances following the spin-off because of certain restrictions relating to requirements for tax-free distributions; and

• The risk of being unable to achieve the benefits expected from the spin-off.

For a more detailed discussion of the risk factors associated with the spin-off, see “Risk Factors” included elsewhere in this information statement. Gaiam, Inc. and Gaia encourage you to read that section carefully.

28. Will Gaiam, Inc.’s shareholders have any appraisal rights?	No. The holders of Gaiam, Inc.’s common stock will not have any appraisal rights in connection with the spin-off under Colorado law.

29. Will Gaia continue to maintain the www.gaiamtv.com URL?	We have changed our principal marketing url to www.gaia.com from www.gaiamtv.com. We will maintain www.gaiamtv.com as a redirect url.

30. Where can Gaiam, Inc.’s shareholders get more information?	Before the spin-off, if you have any questions relating to the spin-off, you should contact:

Gaiam, Inc. Investor Relations 833 West South Boulder Rd Louisville, CO 80027-2452 Tel: (303) 222-3600 www.gaiam.com

After the spin-off, if you have any questions relating to our common stock, you should contact:

Gaia, Inc. Investor Relations 833 West South Boulder Rd Louisville, CO 80027-2452 Tel: (303) 222-3997 www.gaia.com

After the spin-off, if you have any questions relating to the distribution of Gaiam, Inc.’s shares, you should contact:

Gaiam, Inc. Investor Relations 833 West South Boulder Rd Louisville, CO 80027-2452 Tel: (303) 222-3600 www.gaiam.com

RISK FACTORS

Our business, the spin-off, and our common stock are subject to a number of risks and uncertainties. You should carefully consider each of the following risks, which we believe are the principal risks that we face, and all of the other information in this information statement. Some of the risks described below relate to our business, while others relate to our separation from Gaiam, Inc. Other risks relate principally to the securities markets and ownership of our common stock. Our business may be adversely affected by risks and uncertainties not known to us or risks that we currently believe to be immaterial.

Should any of the following risks and uncertainties develop into actual events, our business, financial condition, results of operations and cash flows could be materially and adversely affected, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We face the following risks in connection with the general conditions and trends of the industry in which we operate.

If our efforts to attract and retain subscribers are not successful, our business will be adversely affected.

We have experienced significant subscriber growth since we began operations in 2007. Our ability to continue to attract subscribers will depend in part on our ability to consistently provide our subscribers with a valuable and quality streaming experience. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain subscribers. We are competing for screen viewing time with many competing offerings, including multichannel video programming distributors providing free on demand content through authenticated Internet applications, Internet-based movie and TV content providers, including both those that provide legal and illegal (or pirated) streaming video content, and streaming video retail stores. If consumers do not perceive our service offering to be of value, or if we introduce new or adjust existing features or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain subscribers. In addition, many of our subscribers are rejoining our service or originate from word-of-mouth advertising from existing subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to attract subscribers, and as a result, our ability to maintain and/or grow our business will be adversely affected. Subscribers cancel our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, the availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new subscribers both to replace subscribers who cancel and to grow our business beyond our current subscriber base. If too many of our subscribers cancel our service, or if we are unable to attract new subscribers in numbers sufficient to grow our business, our operating results will be adversely affected. If we are unable to successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, our business will be adversely affected. Further, if excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate in order to replace these subscribers with new subscribers.

If we are unable to compete effectively, our business will be adversely affected.

The market for streaming content is intensely competitive and subject to rapid change. New technologies and evolving business models for delivery of streaming content continue to develop at a fast pace. The growth of Internet-connected devices, including TVs, computers and mobile devices has increased the consumer acceptance of Internet delivery of streaming video. Through these new and existing distribution channels, consumers are afforded various means for consuming streaming content. The various economic models underlying these differing means of streaming content delivery include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the streaming content market. Several competitors have longer operating histories, larger customer bases, stronger brand recognition and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to technology, fulfillment, and marketing. New entrants may enter the market with unique service offerings or approaches to providing streaming content and other companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully or profitably compete with current and new competitors, programs and technologies, our business will be adversely affected, and we may not be able to increase market share and revenues, and achieve profitability.

We have had losses, and we cannot assure future profitability

We have reported operating and net losses of $5.1 million and $8.5 million for fiscal years 2015 and 2014, respectively. We cannot assure you that we will operate profitably in future periods and, if we do not, we may not be able to meet any future debt service requirements, working capital requirements, capital expenditure plans, production slate, acquisition and releasing plans or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations internationally, scaling our streaming service to effectively and reliably handle anticipated growth in both subscribers and features related to our service, as well as continuing to provide our Spiritual Cinema Circle monthly DVD subscription offerings for an additional fee. As we expand internationally, we are managing our business to address varied content offerings, consumer customs and practices, in particular those dealing with e-commerce and Internet video, as well as differing legal and regulatory environments. As we scale our streaming service, we are developing technology and utilizing third-party Internet-based or “cloud” computing services. If we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices related to our streaming operations, our business may be adversely affected.

If our efforts to build unique identity and improve subscriber satisfaction and loyalty are not successful, we may not be able to attract or retain subscribers, and our operating results may be adversely affected.

We must continue to build and maintain a unique identity. We believe that a unique identity will be important in attracting and retaining subscribers who have a number of choices from which to obtain streaming content. To build a unique identity we believe we must continue to offer content and service features that our subscribers value and enjoy. We also believe that these must be coupled with effective consumer communications, such as marketing, customer service and public relations. If our efforts to promote and maintain our identity are not successful, our ability to attract and retain subscribers may be adversely affected. Such a result may adversely affect our operating results.

With respect to our expansion into international markets, we will also need to establish our identity and to the extent we are not successful, our business in new markets may be adversely impacted.

Changes in our subscriber acquisition sources could adversely affect our marketing expenses and subscriber levels may be adversely affected.

We utilize a broad mix of marketing and public relations programs, including social media websites such as Facebook and Twitter, to promote our service to potential new subscribers. We may limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that subscribers or potential subscribers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new subscribers may be adversely affected.

If companies that currently promote our service decide that we are negatively impacting their business, that they want to compete more directly with our business or enter a similar business or decide to exclusively support our competitors, we may no longer be given access to such marketing channels. We also acquired a number of subscribers who rejoin our service having previously cancelled their subscribership. If we are unable to maintain or replace our sources of subscribers with similarly effective sources, or if the cost of our existing sources increases, our subscriber levels and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs, and potential liability in connection with content we produce, license and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright, or trademark infringement or other claims based on the nature and content of materials that we produce, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials and features on our website such as subscriber reviews. We are responsible for production costs and other expenses related to our original content. We also take on risks associated with this production, such as completion and key talent risk. To the extent we do not accurately anticipate costs or mitigate risks, or if we become liable for content we produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We cannot assure that we are indemnified to cover claims or costs of these types and we may not have insurance coverage for these types of claims.

We rely upon a number of partners to offer instant streaming of content to various devices.

We currently offer subscribers the ability to receive streaming content through a host of Internet-connected devices, including Internet-enabled TVs, digital video players, game consoles and mobile devices. We intend to continue to broaden our capability to instantly stream content to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing or other impediments to our streaming content, our ability to grow our business could be adversely impacted. We have entered into agreements with certain consumer electronics partners, pursuant to which each makes available an “app” for viewing our content on its hardware platform. Our agreements with our consumer electronics partners are typically between one and three years in duration and our business could be adversely affected if, upon expiration, a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. Furthermore, the devices consumers use to access our content are manufactured and sold by entities other than Gaia and while these entities should be responsible for the devices’ performance, the connection between these devices and our service may nonetheless result in consumer dissatisfaction that could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our subscribers’ use and enjoyment could be negatively impacted.

Any significant disruption in our computer systems or those of third parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Our reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm these systems. Interruptions in these systems, or to the Internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver content to our subscribers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our subscribership service to existing and potential subscribers.

Our servers and those of third parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions and periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. Any attempt by hackers to disrupt our service or otherwise access our systems, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and to date, hackers have not had a material impact on our service or systems. However, this is no assurance that hackers may not be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of subscribers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party data centers. In addition, we utilize third-party Internet-based or “cloud” computing services in connection with our business operations. We also utilize third-party content delivery networks to help us stream content in high volume to our subscribers over the Internet. Problems faced by us or our service providers, including technological or business-related disruptions, could adversely impact the experience of our subscribers.

We rely on our proprietary technology to stream content and to manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

We continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our subscribers. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to maintain and enhance our technology to manage the streaming of content to our subscribers in a timely and efficient manner, our ability to retain existing subscribers and to add new subscribers may be impaired. In addition, if our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to retain existing subscribers and to add new subscribers may be impaired. Also, any harm to our subscribers’ personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our subscriber acquisition and retention could be negatively impacted. Furthermore, to the extent network operators were to create tiers of Internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Our reputation and relationships with subscribers would be harmed if our subscriber data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our subscribers, including names and billing data. With respect to billing data, such as credit card numbers, we rely on licensed encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our subscribers’ data. Despite these measures, we, or our payment processing services, could experience an unauthorized intrusion into our subscribers’ data. In the event of such a breach, current and potential subscribers may become unwilling to provide the information to us necessary for them to become subscribers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our subscribers’ data occur, our business could be adversely affected.

Increases in payment processing fees, changes to operating rules, the acceptance of new types of payment methods or payment fraud could increase our operating expenses and adversely affect our business and results of operations.

Our subscribers pay for our services predominately using credit and debit cards (together, “payment cards”). Our acceptance of these payment methods requires our payment of certain fees. From time to time, these fees may increase, either as a result of rate changes by the payment processing companies or as a result of a change in our business practices which increase the fees on a cost-per-transaction basis. Such increases may adversely affect our results of operations.

We are subject to rules, regulations and practices governing our accepted payment methods. These rules, regulations and practices could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept these payment methods, and our business and results of operations would be adversely affected.

We accept payment methods other than payment cards. As our service continues to evolve and expand internationally, we will likely continue to explore accepting various forms of payment, which may have higher fees and costs than our currently accepted payment methods. If more consumers utilize higher cost payment methods, our payment costs could increase and our results of operations could be adversely impacted.

In addition, we do not obtain signatures from subscribers in connection with their use of payment methods. To the extent we do not obtain subscribers’ signatures, we may be liable for fraudulent payment transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent payment methods are used to obtain service. While we do have certain safeguards in place, we nonetheless experience some fraudulent transactions. We do not currently carry insurance against the risk of fraudulent payment transactions. A failure to adequately control fraudulent payment transactions would harm our business and results of operations.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We may file from time to time for trademark applications. Nevertheless, these applications may not be approved, third parties may challenge any trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our trademarks and other proprietary rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us.

We currently hold various domain names, including www.gaia.com and www.gaiamtv.com. Failure to protect our domain names could adversely affect our reputation and make it more difficult for users to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our website. We use the intellectual property of third parties in marketing and providing our service through contractual and other rights. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology and content or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

Piracy of video, including digital and Internet piracy may reduce the gross receipts from the exploitation of our content.

Video piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of video into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of content on DVDs, Blu-ray discs, and the Internet. We may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that security and anti-piracy measures will prevent the piracy of our content. The proliferation of unauthorized copies of these products could have an adverse effect on our business, because these products could reduce the revenues we receive from our subscription service.

Our online activities are subject to a variety of laws and regulations relating to privacy which, if violated, could subject us to an increased risk of litigation and regulatory actions.

In addition to our websites and applications, we use third-party applications, websites, and social media platforms to promote our service and engage consumers, as well as monitor and collect certain information about users of our service. There are a variety of laws and regulations governing individual privacy and the protection and use of information collected from such individuals, particularly in relation to an individual’s personally identifiable information (e.g., credit card numbers). Many foreign countries have adopted similar laws governing individual privacy, some of which are more restrictive than similar U.S. laws. If our online activities were to violate any applicable current or future laws and regulations, we could be subject to litigation and regulatory actions, including fines and other penalties.

We may be subject to litigation which, if adversely determined, could cause us to incur substantial losses.

From time to time during the normal course of operating our businesses, we are subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage. As a result, we might also be required to incur significant legal fees, which may have a material adverse effect on our financial position. In addition, because we cannot accurately predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We may face legal liability for the content contained on our websites.

We could face legal liability for defamation, negligence, copyright, patent or trademark infringement, personal injury or other claims based on the nature and content of materials that we publish or distribute on our websites. If we are held liable for damages for the content on our websites, our business may suffer. Further, one of our goals is for our websites to be trustworthy and dependable providers of information and services. Allegations of impropriety, even if unfounded, could therefore have a material adverse effect on our reputation and our business.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our service and increase our cost of doing business. For example, in late 2010, the Federal Communications Commission (“FCC”) adopted so-called “net neutrality” rules intended, in part, to prevent network operators from discriminating against legal traffic that transverse their networks. On January 14, 2014 the U.S. Court of Appeals for the District of Columbia struck down the FCC’s net neutrality rules, and on May 15, 2014, the FCC released a Notice of Proposed Rulemaking to consider the court’s decision and what actions the FCC should take in response. On February 26, 2015, the FCC adopted new net neutrality rules to replace those adopted in late 2010. The new rules, which went into effect on June 12, 2015, specifically prohibit broadband providers from blocking access to legal content, applications, services or non-harmful devices; impairing or degrading lawful Internet traffic on the basis of content, application, services or non-harmful devices; and would prohibit paid prioritization, e.g., the favoring of some lawful Internet traffic over other traffic in exchange for higher payments. The rules remain the subject of pending appeals by several parties.

We cannot predict whether the new rules will be overturned or vacated by legal action. If so, broadband internet access providers may be able to charge web-based services such as ours for priority access to customers, which could result in increased costs and a loss of existing users, impair our ability to attract new users, and materially and adversely affect our business and opportunities for growth. Additionally, as we expand internationally, government regulation concerning the Internet, and in particular, network neutrality, may be nascent or non-existent. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Liability relating to environmental matters may impact the value of our real property.

We may be subject to environmental liabilities arising from our ownership of real property. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances on real property owned by us may adversely affect our ability to sell such real property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to such real property could adversely affect our results of operations and financial condition.

We could be subject to economic, political, regulatory and other risks arising from international operations.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that may be different from and incremental to those in the United States. In addition to the risks that we face in the United States, our international operations may involve risks that could adversely affect our business, including:

•	the need to adapt our content and user interfaces for specific cultural and language differences, including licensing a certain portion of our content library before we have developed a full appreciation for its performance within a given territory;

•	difficulties and costs associated with staffing and managing foreign operations;

•	management distraction;

•	political or social unrest and economic instability;

•	compliance with U.S. laws, such as the Foreign Corrupt Practices Act, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials;

•	unexpected changes in regulatory requirements;

•	less favorable foreign intellectual property laws;

•	adverse tax consequences such as those related to repatriation of cash from foreign jurisdictions into the United States, non-income related taxes such as value-added tax or other indirect taxes, changes in tax laws or their interpretations, or the application of judgment in determining our global provision for income taxes and other tax liabilities given inter-company transactions and calculations where the ultimate tax determination is uncertain;

•	fluctuations in currency exchange rates, which could impact revenues and expenses of our international operations and expose us to foreign currency exchange rate risk;

•	profit repatriation and other restrictions on the transfer of funds;

•	differing payment processing systems as well as consumer use and acceptance of electronic payment methods, such as payment cards;

•	new and different sources of competition;

•	different and more stringent user protection, data protection, privacy and other laws; and

•	availability of reliable broadband connectivity and wide area networks in targeted areas for expansion.

Our failure to manage any of these risks successfully could harm our international operations and our overall business, and results of our operations.

Our business is subject to reporting requirements that continue to evolve and change, which could continue to require significant compliance effort and resources.

Because our common stock will be publicly traded, we will be subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board (the “PCAOB”), the SEC and NASDAQ (after our Class A common stock has been approved for listing), periodically issue new requirements and regulations and legislative bodies also review and revise applicable laws. As interpretation and implementation of these laws and rules and promulgation of new regulations continues, we will continue to be required to commit significant financial and managerial resources and incur additional expenses.

Any of these events, in combination or individually, could disrupt our business and adversely affect our business, financial condition, results of operations and cash flows.

We may lose key employees or may be unable to hire qualified employees.

We rely on the continued service and performance of our senior management, including in particular our Chairman and founder of Gaiam, Inc., Jirka Rysavy. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. Hiring qualified management is difficult due to the limited number of qualified professionals in the industry in which we operate. Failure to recruit, attract and retain personnel, particularly management personnel, could materially harm our business, financial condition, and results of operations.

We may face quarterly and seasonal fluctuations that could harm our business.

Our revenues and results of operations have fluctuated in the past, and will likely continue to fluctuate, on a quarterly basis. Such fluctuation is the result of a seasonal pattern that reflects variations when consumers buy Internet-connected devices and, as a result, tend to increase their viewing, similar to those of general video streaming services. Our member growth is generally greatest in the fourth and first quarters (October through March), and slowest in the May through August period.

Risks Relating to Separating Gaia from Gaiam, Inc.

We face the following risks in connection with our separation from Gaiam, Inc.:

Our historical and pro forma consolidated financial information is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

The historical and pro forma consolidated financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly-traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

•	Before our separation, our business was operated by Gaiam, Inc. as part of its broader corporate organization, rather than as an independent, publicly-traded company. In addition, before our separation, Gaiam, Inc., or one of its affiliates, performed significant corporate functions for us, including tax and treasury administration and certain governance functions, including internal audit, external reporting and compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our historical and pro forma financial statements reflect allocations of corporate expenses from Gaiam, Inc. for these and similar functions, and these allocations might be more or less than the comparable expenses we would have incurred had we operated as a separate, publicly-traded company.

•	Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Gaiam, Inc. Following the completion of the spin-off without the opportunity to obtain financing from Gaiam, Inc., we may need to draw from our credit line, to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

•	Prior to December 31, 2014, our business was integrated with the direct business segment of Gaiam, Inc. As a result, we have historically shared economies of scope and scale in costs, employees, vendor relationships and certain customer relationships. While we expect to enter into a transitional operating agreement with Gaiam, Inc. that will govern certain commercial and other relationships between Gaiam, Inc. and us, those temporary arrangements may not capture the benefits our business has enjoyed as a result of being integrated with the other business segments of Gaiam, Inc. The loss of these benefits may have an adverse effect on our business, results of operations and financial condition following the spin-off.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from Gaiam, Inc.

If certain internal transactions undertaken in anticipation of the spin-off or the distribution are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and Gaiam, Inc. could incur significant U.S. federal and state income tax liabilities.

Gaiam, Inc. will rely on an opinion of tax counsel substantially to the effect that the distribution, except for cash received in lieu of a fractional share of our common stock, and except for certain internal transactions taken in anticipation of the spin-off, should qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The Internal Revenue Service (“IRS”) will no longer rule on whether transactions under these sections qualify for non-recognition treatment. Therefore, Gaiam, Inc. has not applied for a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the distribution of our common stock to Gaiam, Inc.’s shareholders. The opinion relies or will rely on certain facts and assumptions, and certain representations and undertakings, from us and Gaiam, Inc. regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the opinion, the IRS could determine on audit that the internal transactions or the distribution should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the distribution should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal or state income tax liabilities. In addition, Gaiam, Inc. would recognize gain in an amount equal to the excess of the fair market value of our common stock distributed to Gaiam, Inc.’s shareholders on the distribution date over Gaiam, Inc.’s tax basis in such common stock. We and Gaiam, Inc. could incur significant U.S. federal or state income tax liabilities if it ultimately is determined that certain internal transactions undertaken in anticipation of the spin-off should be treated as taxable transactions. For additional information regarding the tax opinion and potential tax consequences to you after the spin-off, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution.”

We might not be able to engage in desirable strategic transactions and equity issuances for a period of time following the spin-off because of restrictions relating to U.S. federal income tax requirements for a tax-free distribution.

Our ability to engage in significant equity transactions resulting in a change of control could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution by Gaiam, Inc. In addition, similar limitations and restrictions will apply to Gaiam, Inc. Even if certain internal transaction taken in anticipation of the spin-off, and the distribution otherwise qualify for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, the distribution may result in corporate level taxable gain to Gaiam, Inc. under Section 355(e) of the Code if 50% or more, by vote or value, of our common stock or Gaiam, Inc.’s common stock is acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Gaiam, Inc.’s common stock within two years before the distribution, and any acquisitions or issuances of our common stock or Gaiam, Inc.’s common stock within two years after the distribution generally are presumed to be part of such a plan, although we or Gaiam, Inc. may be able to rebut that presumption. Gaiam, Inc. has not issued stock other than pursuant to equity compensation plans, and in connection with the acquisition of My Yoga Online which issuance was completed in November 2013. If an acquisition or issuance of our common stock or Gaiam, Inc.’s common stock triggers the application of Section 355(e) of the Code, Gaiam, Inc. would recognize taxable gain as described above; however, we expect that the distribution should remain tax-free to each of Gaiam, Inc.’s shareholders.

We expect that under the transitional operating agreement, there will be restrictions on Gaiam, Inc.’s and our ability to take actions that could cause the distribution or certain internal transactions undertaken in anticipation of the spin-off to fail to qualify as tax-favored transactions. These restrictions are expected to generally apply for the two-year period after the distribution. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders.

As an independent, publicly-traded company, we may not enjoy the same benefits that we did as a part of Gaiam, Inc.

There is a risk that, by separating from Gaiam, Inc., we may become more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Gaiam, Inc. organizational structure. As part of Gaiam, Inc., we have been able to enjoy certain benefits from Gaiam, Inc.’s operating diversity, purchasing power, credit worthiness, available capital for operations and investments and opportunities to pursue integrated strategies with Gaiam, Inc. As an independent, publicly-traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power, credit worthiness or access to capital markets. This could result in insufficient liquidity to carry out our business plan.

In some cases, we might have received better terms from unaffiliated third parties than the terms we received in our agreements with Gaiam, Inc.

The agreements related to our separation from Gaiam, Inc., including the reorganization agreement, the license agreements and the transitional operating agreement have been and will continue to be negotiated in the context of our separation from Gaiam, Inc. while we were still part of Gaiam, Inc. and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The spin-off agreements will be approved in consideration of the best interests of Gaiam, Inc.’s shareholders and may conflict with your interests as a shareholder of Gaia.

We may be unable to make the changes necessary to operate as an independent, publicly-traded company on a timely or cost-effective basis, and we may experience increased costs after the spin-off or as a result of the spin-off.

Following the completion of our separation, Gaiam, Inc. will be obligated contractually to provide to us transition services specified in agreements we will enter into with Gaiam, Inc. in preparation for the spin-off. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Gaiam, Inc. previously provided to us that are not specified in the transitional operating agreement. After the expiration of the transitional operating agreement, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreement. Upon expiration of the transitional operating agreement, services that are covered in such agreement will have to be provided internally or by unaffiliated third parties. We may incur higher costs to obtain such services than we incurred previously. In addition, if Gaiam, Inc. does not continue to perform the transitional operating agreement and the other services that are called for under the transitional operating agreement, we may not be able to operate our business as effectively and our profitability may decline.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Our financial results previously were included within the consolidated results of Gaiam, Inc., and our reporting and control systems were the same as those of Gaiam, Inc. However, we were not directly subject to reporting and other requirements of the Exchange Act. As a result of the spin-off, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of and reporting on the effectiveness of our internal control over financial reporting. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. If we are unable to comply with these obligations or experience delays in reports of our management on our internal control over financial reporting, we might be unable timely to file with the SEC our annual or periodic reports and might be subject to regulatory and enforcement actions by the SEC and NASDAQ, including delisting from the NASDAQ market, securities litigation, events of default under our future credit agreements, debt rating agency downgrades or rating withdrawals and a general loss of investor confidence, any one of which would adversely affect the valuation of our common stock and could adversely affect our business prospects.

As an “emerging growth company” and as a “smaller reporting company,” we are excluded from Section 404(b) of the Sarbanes-Oxley Act, which otherwise would have required our auditors to formally attest to and report on the effectiveness of our internal control over financial reporting. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or once we are no longer an emerging growth company or a smaller reporting company, our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

The ownership by our executive officers and some of our directors of Gaiam, Inc.’s common stock, options or other equity awards may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with Gaiam, Inc., substantially all of our executive officers, including our Chairman and Chief Executive Officer, and our Chief Financial Officer, and some of our non-employee director nominees, own Gaiam, Inc.’s common stock and/or options to purchase Gaiam, Inc.’s common stock. Following Gaiam, Inc.’s distribution of Gaia to its shareholders, these officers and non-employee directors will own common stock and options to purchase common stock in Gaiam, Inc. and Gaia. The individual holdings of common stock or options to purchase common stock of Gaiam, Inc. and Gaia may be significant for some of these persons compared to their total assets. These equity interests may create, or appear to create, conflicts of interest when these directors and officers are faced with decisions that could benefit or affect the equity holders of Gaiam, Inc. in ways that do not benefit or affect us in the same manner.

After the spin-off, certain of our directors may have actual or potential conflicts of interest because of their ongoing employment by or relationships with Gaiam, Inc.

We expect that certain our director nominees, Jirka Rysavy and Wendy Schoppert, will continue as directors of Gaiam, Inc. after the spin-off. In addition, Mr. Rysavy will continue to serve as Chairman of Gaiam, Inc. The holding of these positions by these persons could create, or appear to create, potential conflicts of interest when our and Gaiam, Inc.’s management and directors face decisions that could have different implications for us or Gaiam, Inc. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Gaiam, Inc. regarding the terms of the reorganization agreement, the license agreements, or the transitional operating agreement which we expect to enter into in connection with the spin-off. Potential conflicts of interest could also arise in the event our business operations compete with the business operations of Gaiam, Inc. or if we and Gaiam, Inc. enter into any commercial arrangements with each other in the future. Further, conflicts of interest may arise with regard to the allocation of time by these individuals between Gaiam, Inc. and us.

Gaia may not realize the potential benefits from the spin-off in the near future or at all.

In this information statement, we describe the anticipated strategic and financial benefits that we expect to realize as a result of our separation from Gaiam, Inc., under the heading “The Spin-Off—Reasons for the Spin-Off.” In particular, we believe that the spin-off will better position us to take advantage of business opportunities, strategic alliances and other acquisitions through Gaia’s enhanced acquisition currency and greater liquidity. We also expect the spin-off to enable Gaia to provide its employees with more attractive equity incentive awards. However, no assurance can be given that the market will react favorably to the spin-off or that the current discount applied by the market to Gaiam, Inc.’s stock will not be applied in full to our common stock, thereby causing Gaia’s equity to be less attractive to its employees as well as any potential acquisition counterparties. In addition, no assurance can be given that any investment, acquisition or other strategic opportunities will become available following the spin-off on terms that Gaia finds favorable or at all. Given the added costs associated with the completion of the spin-off, including the separate accounting, legal and other compliance costs of being a separate public company and potential tax liabilities, our failure to realize the anticipated benefits of the spin-off in the near term or at all could adversely affect our company.

Gaiam, Inc.’s board of directors may abandon the spin-off at any time, and our board of directors may determine to amend the terms of any agreement we enter into relating to the spin-off.

No assurance can be given that the spin-off will occur, or if it occurs that it will occur on the terms described in this information statement. In addition to the conditions to the spin-off described herein (all of which may be waived by Gaiam, Inc.’s board of directors in its sole discretion), Gaiam, Inc.’s board of directors may abandon the spin-off at any time before the distribution date for any reason or for no reason. In addition, the agreements to be entered into by Gaia in connection with the spin-off (including the reorganization agreement, transitional operating agreement and the license agreements) may be amended or modified before the distribution date in the sole discretion of Gaiam, Inc. If any condition to the spin-off is waived or if any material amendments or modifications are made to the terms of the spin-off or to such ancillary agreements before the spin-off, Gaiam, Inc. intends to promptly issue a press release and file a Form 8-K informing the market of the substance of such waiver, amendment or modification.

Risks Relating to Our Common Stock

We face the following risks in connection with the ownership of our common stock.

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our Class A common stock begins trading, the market price of our Class A common stock may fluctuate widely.

There currently is no public market for our common stock. We anticipate that, on or before the record date for the distribution, trading of our Class A common stock will begin on a “when-issued” basis and will continue through the distribution date. We cannot assure you that an active trading market for our Class A common stock will develop as a result of the distribution or be sustained in the future. We do not expect to list our Class B common stock on any securities exchange or market and we do not expect that there will be any public market for our Class B common stock.

We cannot predict the prices at which our Class A common stock may trade after the distribution. The combined trading prices of a share of our Class A common stock and a share of Gaiam, Inc.’s Class A common stock after the spin-off may not equal or exceed the trading price of a share of Gaiam, Inc.’s Class A common stock immediately before the spin-off. The market price of our Class A common stock may fluctuate widely, depending upon many factors, some of which are beyond our control. These factors include:

•	a lack of trading history;

•	a shift in our investor base;

•	our business profile and market capitalization may not fit the investment objectives of Gaiam, Inc.’s shareholders;

•	our capital structure;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	the operating and stock price performance of other comparable companies;

•	strategic moves by us or our competitors including significant acquisitions or dispositions;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our Class A common stock after the spin-off;

•	recommendations by securities analysts or changes in earnings estimates, and our announcements about our earnings that are not in line with analyst expectations, the likelihood of which is enhanced because it is our policy not to give guidance on earnings;

•	the volume of shares of our Class A common stock available for public sale and the liquidity of the market for our Class A common stock;

•	short sales, hedging and other derivative transactions on shares of our Class A common stock;

•	overall market fluctuations; and

•	general economic conditions.

In addition, stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market factors may seriously harm the market price of our Class A common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against such companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our Chairman and Chief Executive Officer Jirka Rysavy will control Gaia

After the spin-off, Mr. Rysavy will hold 100% of our outstanding Class B common stock and approximately 1.8% of our outstanding Class A common stock based on his current ownership of Gaiam, Inc. common stock. The shares of our Class B common stock are convertible into shares of our Class A common stock at any time. Each share of our Class B common stock has ten votes per share, and each share of our Class A common stock has one vote per share. Consequently, we expect that Mr. Rysavy will be able to vote approximately 74.3% of our voting stock after the spin-off and, thus, will be able to exert substantial influence over Gaia and to control matters requiring approval by our shareholders, including the election of directors, increasing our authorized capital stock, or a merger or sale of substantially all of our assets. As a result of Mr. Rysavy’s control, no change of control of Gaia can occur without Mr. Rysavy’s consent.

Investors may be unable to accurately value our Class A common stock.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, there may be no public company in existence that is directly comparable to our size and scale and product offerings. For these reasons, investors may find it difficult to accurately value our Class A common stock, which may cause our Class A common stock to trade below our true value.

Substantial sales of our Class A common stock may occur in connection with this distribution, which could cause our share price to decline.

Our Class A common stock that Gaiam, Inc. distributes to its shareholders generally may be sold immediately in the public market. We expect that some of Gaiam, Inc.’s shareholders, including possibly some of our larger shareholders, will sell our Class A common stock received in the distribution because, among other reasons, our business profile or market capitalization as an independent, publicly-traded company does not fit their investment objectives. The sales of significant amounts of our Class A common stock or the perception in the market that these sales will occur could adversely affect the market price of our Class A common stock.

Your percentage ownership of our common stock may be diluted in the future.

Your percentage ownership of our common stock may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees. On February 26, 2015, our board of directors and Gaiam, Inc., in its capacity as our sole shareholder, approved the Gaia, Inc. Long Term Deferred Equity Plan, which provides for grants of awards of restricted stock units to our directors, officers and employees, which is explained in greater detail under “Executive Compensation – Gaia, Inc. Long Term Deferred Equity Compensation Plan” included elsewhere in this information statement. Before the record date for the distribution, we expect that Gaiam, Inc.’s board of directors and our current sole shareholder will approve the Gaia, Inc. 2015 Long-Term Incentive Plan, which will provide for the grant of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, performance grants and other equity-based awards to our directors, officers and other employees, advisors and consultants, and which is explained in greater detail under “Executive Compensation—Gaia, Inc. 2015 Long-Term Incentive Plan” included elsewhere in this information statement.

We currently do not intend to pay dividends on our common stock.

We have never paid dividends and we currently do not intend to pay dividends on our common stock. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in our common stock. This appreciation may not occur.

We are an emerging growth company and a smaller reporting company and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. See “Our Business—Status as an Emerging Growth Company and Smaller Reporting Company” for an explanation of these exemptions. Accordingly, the information that we provide stockholders in this information statement and in our other filings with the SEC may be different than what is available with respect to other public companies. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile and adversely affected.

Additionally, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards.

We will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, and (iv) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.

We also qualify as a “smaller reporting company” under the Exchange Act. As a smaller reporting company, we enjoy many of the same exemptions and reduced disclosure requirements as emerging growth companies, and those exemptions would continue to be available to us even after the emerging growth company status expires if we still are a smaller reporting company at such time.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We have made forward-looking statements in this information statement that involve risks and uncertainties, including in the sections entitled “Summary,” “Risk Factors,” “Questions and Answers About the Spin-Off,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” Forward-looking statements include, but are not limited to, the information concerning Gaia’s possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from Gaia’s separation from Gaiam, Inc., the effects of competition and the effects of future legislation or regulations.

Forward-looking statements include all statements that are not historical facts and can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “strive,” “future,” “intend,” “will” and similar expressions as they relate to Gaia or its management and are intended to identify such forward-looking statements. Gaia’s actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and elsewhere in this information statement.

Risks and uncertainties that could cause actual results to differ include, without limitation, our ability to successfully acquire and retain subscribers, the relative success of our competitors, our ability to achieve and maintain profitability as an independent company, our ability to manage change and growth, our ability to achieve subscriber satisfaction and loyalty, changes in subscriber acquisition sources, increases in marketing expenses, fluctuating subscriber levels, changing costs and liabilities in respect of content, reliance on strategic partners, disruption of our computer systems or those of our service providers, failure of our proprietary technology, changes in access to Internet and data services, data security breaches, changing costs and regulations with respect to payment processing, payment processing fraud, the adequacy of our intellectual property rights, intellectual property claims and other litigation brought against us, liability related to environmental factors effecting the value of our property, reduced profitability due to digital and Internet piracy, changes to Internet-related regulations, violations of privacy laws and regulations, risks arising from international operations, changing reporting requirements, loss of or inability to hire key personnel, quarterly or seasonal fluctuations in revenue, reliability of pro forma financial information, our needs for corporate services as an independent company, our capital needs as an independent company, the loss of economies of scope and scale as an independent company, potential changes to our business and operations as a result of operating as a company separate from Gaiam, Inc., tax treatment of the spin-off, restrictions on strategic transactions, increased susceptibility to market fluctuations and adverse events as an independent company, the terms of the agreements entered into in connection with the spin-off, our ability to successfully adapt our operations as an independent company, increased costs of operating as an independent company, the attractiveness of our common stock to investors, the adequacy of our accounting and management systems, actual or apparent conflicts of interest with our directors and executive officers, failure to realize the anticipated benefits of the spin-off, abandonment of the spin-off or changes to the terms, inadequate liquidity for and fluctuations in the price of our common stock, control of Gaia by its founder, the ability for investors to accurately value our common stock, downward pressure on the share price of our common stock, future dilution of shareholders, whether we pay dividends on our common stock in the future, our status as an emerging growth company and as a smaller reporting company and the marketplace’s perception thereof, and other risks and uncertainties included in Gaia’s filings with the SEC.

No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on these forward-looking statements which reflect our management’s view only as of the date of this information statement. Gaia and Gaiam, Inc. undertake no obligation to update any forward-looking information.

The risk factors discussed in “Risk Factors” could cause Gaia’s results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that Gaia is unable to predict at this time or that Gaia currently does not expect to have a material adverse effect on Gaia’s business.

THE SPIN-OFF

Background for the Spin-Off

In August 2014, Gaiam, Inc. announced that its board of directors had approved the pursuit of the separation of Gaiam, Inc. into two independent, publicly-traded companies: one for Gaiam, Inc.’s Branded Business operations, and one for its Subscription Business. The spin-off will occur through distribution to Gaiam, Inc.’s shareholders of all of the shares of our common stock. Gaiam, Inc. will continue to own and operate its Branded Business operations after the spin-off.

Gaiam, Inc.’s board of directors and its senior leadership regularly review its prospects, business plan and business alternatives to confirm that its resources are being put to use in a manner that is in the best interests of its shareholders. In reaching the decision to pursue the spin-off, Gaiam, Inc.’s board of directors and its senior leadership, in consultation with its advisors, considered a wide range of transactions as alternatives to maximize shareholder value, including the continuation of Gaiam, Inc.’s current operating strategy, the issuance of a tracking stock, and potential divestitures, acquisitions and capital formation transactions. As a result of these evaluations, and after considering a variety of factors surrounding the operations and financial results of the Subscription Business and the Branded Business, Gaiam, Inc.’s management and its board of directors concluded that pursuing the separation of the businesses into two independent public companies in a distribution structured to be tax-free to shareholders was the course most likely to best position the Subscription Business and the Branded Businesses for success and create the greatest enhancement to shareholder value. We believe that following the spin-off, Gaia will be able to better focus on the development of its core business and capital structure, and that Gaia will realize enhanced market recognition and demand as an investment opportunity as set forth below under the heading “The Spin-Off–Reasons for the Spin-Off.”

In each of January, March and June of 2014, and February, June, October and December of 2015 Gaiam, Inc.’s board of directors met to discuss the spin-off. In these meetings, Gaiam, Inc.’s board of directors considered, among other things, the benefits to the businesses and to Gaiam, Inc.’s shareholders that are expected to result from the spin-off, the capital allocation strategies and dividend policies for the separated companies, the allocation of Gaiam, Inc.’s existing assets, liabilities and businesses between the separated companies, the terms of certain commercial relationships between the separated companies that will exist following the spin-off, the corporate governance arrangements that will be in place at each company following the spin-off and the appropriate members of senior management at each company following the spin-off.

On             , 2016, the distribution date, each holder of Gaiam, Inc.’s Class A common stock will receive one share of our Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such holder at the close of business on             , 2016, the record date of the distribution, and each holder of Gaiam, Inc.’s Class B common stock will receive one share of our Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such holder at the close of business on             , 2016, the record date of the distribution, as described below. Immediately following the distribution, Gaiam, Inc.’s shareholders will own 100% of the outstanding shares of our common stock. You will not be required to make any payment, surrender or exchange your common stock of Gaiam, Inc. or take any other action to receive your shares of our common stock.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “The Spin-Off—Conditions to the Spin-Off.”

Reasons for the Spin-Off

Gaiam, Inc.’s board of directors regularly reviews the various businesses that Gaiam, Inc. conducts to ensure that Gaiam, Inc.’s resources are being put to use in a manner that is in the best interests of Gaiam, Inc. and its shareholders. Gaiam, Inc. has concluded that the combined operation of the Branded Business and the Subscription Business has made it difficult for analysts and the market generally to understand the real value of each of these businesses. Gaiam, Inc.’s board of directors evaluated a number of strategic alternatives to increase value and concluded that a separation would be the most feasible and the most financially attractive approach. Gaiam, Inc.’s board of directors believes that creating independent, focused companies is the best way to unlock the full value of Gaiam, Inc.’s businesses in both the short and long term. After the spin-off, there will be one company that will operate Gaiam, Inc.’s Branded Business operations and one company that will operate Gaiam, Inc.’s Subscription Business.

Gaiam, Inc. believes that the spin-off provides each separated company with certain opportunities and benefits. The following are some of the opportunities and benefits that Gaiam, Inc.’s board of directors considered in approving the spin-off:

•	Business focus. Each separated company will be able to focus on its core business and growth opportunities. In addition, the management of each separated company will be able to design and implement corporate policies and strategies that are based primarily on the business characteristics of that company.

•	Investment options. The spin-off will provide investors with two investment options that may be more attractive to investors than the investment option of one combined company. Investors will have the opportunity to invest individually in each of the independent, publicly-traded companies. Gaiam, Inc.’s board of directors believes that certain investors may want to invest only in one of the companies after the spin-off, and that the demand for the independent, publicly-traded companies by such investors may increase the demand for each company’s shares relative to the demand for Gaiam, Inc.’s common stock. The spin-off is intended to give current investors in Gaiam, Inc. the ability to choose how to diversify their Gaiam, Inc. holdings. We believe that the Subscription Business can attract Internet-oriented investors who may be less interested in the Branded Business.

•	Market recognition. After the spin-off, Gaiam, Inc.’s board of directors believes the market will view Gaia as a growth company expected to sustain losses as it continues to develop its core business, whereas the market will expect the established Branded Business to realize profit. The spin-off will allow the investment community, including analysts, shareholders and prospective investors in each company, to better evaluate the merits and future prospects of each company, thereby enhancing the likelihood that each company will receive appropriate market recognition of its performance and potential.

•	Capital resources. Each independent, publicly-traded company is expected to have a capital structure adequate to meet its needs. As an independent, publicly-traded company, Gaia’s capital structure is expected to facilitate selective acquisitions (possibly using Gaia’s common stock as currency), strategic alliances and expansions that are important for us to remain competitive. After the spin-off, each independent, publicly-traded company will each have direct access to the capital markets, and will also no longer need to compete internally for capital resources. The separated companies will be able to concentrate their financial resources wholly on their own operations.

•

Market value. Although there can be no assurance, Gaiam, Inc. believes that, over time, following the spin-off, the common stock of the independent, publicly-traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Gaiam, Inc. was not to complete the spin-off. Gaiam, Inc. believes that the public markets and securities analysts have a difficult time evaluating Gaiam, Inc. because its business consists of a combination of two distinct business lines. Gaiam, Inc. believes that the public market participants may not fully understand each of the business lines and that it is more difficult to compare Gaiam, Inc. to companies that primarily operate in only one of Gaiam, Inc.’s business lines. As a result, Gaiam, Inc. believes that the market price of Gaiam, Inc.’s Class A common stock does not accurately reflect the total value of its two business lines, and that, following the spin-off, it will be easier for public market participants to better understand the strengths and future prospects of each company’s respective business. Further, Gaiam, Inc. believes that separating the two businesses will make the respective common stock more attractive to investors as it will allow investors to make a more focused investment. Gaiam, Inc. expects that, over time, this will result in better stock market analysis and a higher aggregate stock price for Gaiam, Inc. and Gaia. Gaiam, Inc.’s board of directors believes that this increase in the market value of the common stock, if achieved, should permit each independent, publicly-traded company to effect acquisitions with common stock in a manner that preserves capital with less dilution of the existing shareholders’ interests than would occur by issuing pre-distribution shares of Gaiam, Inc.’s common stock.

•	Management incentives. The spin-off will permit the creation of equity securities, including options and restricted shares, for each of the independent, publicly-traded companies with a value that is expected to reflect more closely the efforts and performance of each company’s management. These equity securities should enable each independent, publicly-traded company to provide incentive compensation arrangements for its key employees that are directly related to the market performance of each company’s common stock. We believe these equity-based compensation arrangements should provide enhanced incentives for performance and improve the ability for each separate company to attract, retain and motivate qualified personnel.

Gaiam, Inc.’s board of directors considered a number of potentially negative factors in evaluating the spin-off, and concluded that the potential benefits of the spin-off outweighed these risks. The following are some of the negative factors and risks that Gaiam, Inc.’s board of directors considered in approving the spin-off:

•	Potentially decreased capital for operations and investment. There is a risk that, by separating from Gaiam, Inc., we may become more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current Gaiam, Inc. organizational structure. As part of Gaiam, Inc., we have been able to enjoy certain benefits from Gaiam, Inc.’s operating diversity, purchasing power, creditworthiness, available capital for operations and investments and opportunities to pursue integrated strategies with Gaiam, Inc. As an independent, publicly-traded company, we will not have similar diversity or integration opportunities and may not have similar purchasing power, creditworthiness or access to capital markets. This could result in insufficient liquidity to carry out our business plan.

•	Potential business disruptions. Gaiam, Inc.’s board of directors considered whether the spin-off would result in potential business disruptions. Specifically, the spin-off is a time-consuming and fairly resource intensive process that may divert efforts towards other aspects of the business. Furthermore, the separation of Gaia from Gaiam, Inc. may cause temporary unanticipated issues with our customer base or shareholders, as a result of these changes.

•	Risks of being unable to achieve the benefits of the spin-off. Although Gaiam, Inc. believes that over time, following the spin-off, the common stock of Gaiam, Inc. and Gaia should have a higher aggregate market value, assuming the same market conditions, than if Gaiam, Inc. were to remain under its current configuration, we cannot assure you that this higher aggregate market value will be achieved. Over the short-term, we believe that there are a number of factors that could have the effect of causing an initial decline in the value of Gaia common stock following the spin-off. These include the fact that some holders of Gaiam, Inc. common stock may sell shares in Gaia immediately or within a short period after the spin-off and the perceived inability to appropriately value the Gaia’s common stock due to lack of historical financial and performance data. Further, no assurance can be given that the market will react favorably to the spin-off or that the current discount applied by the market to Gaiam, Inc.’s common stock will not be applied in full to our common stock, thereby causing Gaia’s equity to be less attractive to any potential acquisition counterparties. In addition, no assurance can be given that any investment, acquisition or other strategic opportunities will become available following the spin-off on terms that Gaia finds favorable or at all. Neither we nor Gaiam, Inc. can assure you that, following the spin-off, any of the enumerated opportunities or benefits will be realized.

•

The reaction of Gaiam, Inc.’s shareholders to the spin-off. Our Class A common stock that Gaiam, Inc. distributes to its shareholders generally may be sold immediately in the public market. We expect that some of Gaiam, Inc.’s shareholders, including possibly some of our larger shareholders, will sell our Class A common stock received in the distribution because, among other reasons, our business profile or market capitalization as an independent, publicly-traded company does not fit their investment objectives. The sales of significant amounts of our Class A common stock or the perception in the market that these sales will occur could adversely affect the market price of our Class A common stock.

•	The risk that the spin-off might not be completed. No assurance can be given that the spin-off will occur, or if it occurs, that it will occur on the terms described in this information statement. In addition to the conditions to the spin-off described herein (all of which may be waived by Gaiam, Inc.’s board of directors in its sole discretion), Gaiam, Inc.’s board of directors may abandon the spin-off at any time before the distribution date for any reason or for no reason.

•	One-time and ongoing costs of the spin-off. There are both one-time and ongoing costs associated with the completion of the spin-off, including the separate accounting, legal and other compliance costs of being a separate public company and potential tax liabilities. Gaiam, Inc.’s board of directors considered these costs in approving the spin-off. However, costs may be greater than expected, and there may be unanticipated costs that were not initially considered in the decision making process.

Conditions to the Spin-Off

We expect that the distribution will be effective on             , 2016, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the reorganization agreement that we expect to adopt, waived by Gaiam, Inc.:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, no stop order relating to the registration statement shall be in effect and this information statement shall have been mailed to holders of Gaiam, Inc.’s common stock;

•	all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of other non-U.S. jurisdictions in connection with the distribution shall have been received;

•	all material governmental approvals and other consents necessary to consummate the distribution shall have been received;

•	the listing of our Class A common stock on a NASDAQ market shall have been approved, subject to official notice of issuance;

•	Gaiam, Inc. shall have received the opinion discussed below under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution” from the law firm of Brownstein Hyatt Farber Schreck, LLP, regarding the tax-free status of the distribution for U.S. federal income tax purposes; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the reorganization agreement, shall be in effect.

The fulfillment of the foregoing conditions does not create any obligation on Gaiam, Inc.’s part to effect the distribution. Gaiam, Inc.’s board of directors has reserved the right to, in its sole discretion, amend, modify or abandon the distribution and related transactions at any time before the distribution date. Gaiam, Inc. has the right not to complete the distribution if, at any time, Gaiam, Inc.’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of Gaiam, Inc. or its shareholders or that market conditions are such that it is not advisable to separate the Subscription Business from Gaiam, Inc.

Other than with respect to the registration of Gaia’s Class A common stock under U.S. federal securities laws, Gaia does not believe there are any governmental approvals required to complete this transaction.

Manner of Effecting the Spin-Off

When and How You Will Receive the Distribution

We expect that Gaiam, Inc. will distribute our common stock on             , 2016, the distribution date.             , will serve as transfer agent and registrar for our common stock.             will also serve as distribution agent in connection with the distribution. If you sell Gaiam, Inc.’s common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive our common stock in the distribution.

If you own shares of Gaiam, Inc.’s common stock as of the close of business on the record date, our common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution.

If you hold physical share certificates that represent your shares of Gaiam, Inc.’s common stock and you are the registered holder of Gaiam, Inc. shares represented by those certificates, commencing on or shortly after the distribution date, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having our common stock registered in book-entry form, we encourage you to contact             at the address set forth on page 3 of this information statement.

Many of Gaiam, Inc.’s shareholders hold their shares of Gaiam, Inc.’s common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of Gaiam, Inc.’s common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

The Number of Shares You Will Receive

Each holder of Gaiam, Inc.’s Class A common stock will receive one share of our Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such holder at the close of business on             , 2016, the record date of the distribution, and each holder of Gaiam, Inc.’s Class B common stock will receive one share of our Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such holder at the close of business on             , 2016, the record date of the distribution.

Gaiam, Inc. will not distribute any fractional shares to its shareholders. If you would otherwise have been entitled to a fractional share in the distribution, you will receive the net cash value of such fractional share instead. The transfer agent will aggregate all fractional shares of Gaia’s Class A common stock into whole shares and sell them on the open market at the prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. The transfer agent will then distribute the aggregate cash proceeds of such sale, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. We do not expect the amount of any such fees to be material to us. We do not expect any fractional shares of our Class B common stock to exist after the spin-off.

The aggregate net cash proceeds of these sales generally will be taxable for U.S. federal income tax purposes. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the tax consequences of the distribution. The aggregate amount of cash to be received by each beneficial owner will not exceed the value of one share of Gaiam, Inc.’s common stock at the time of the distribution. If you physically hold certificates for Gaiam, Inc.’s common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distribution of the aggregate net cash proceeds from the sale. If you hold your shares of Gaiam, Inc.’s common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Appraisal Rights

The holders of Gaiam, Inc.’s common stock will not have any appraisal rights in connection with the spin-off under Colorado law.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of: (i) the contribution by Gaiam, Inc. of the assets of the Subscription Business to Gaia; and (ii) the subsequent distribution by Gaiam, Inc. of our common stock to its shareholders (i.e., the separation). This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the separation will be consummated in accordance with the reorganization agreement that we expect to adopt in connection with the spin-off and as described in this information statement.

This summary is limited to holders of shares of Gaiam, Inc.’s common stock that are U.S. Holders, as defined immediately below, and does not apply to a holder that is not a U.S. Holder. For purposes of this summary, a U.S. Holder is a beneficial owner of Gaiam, Inc.’s common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) to the extent provided in United States Treasury Regulations, the trust was in existence on August 20, 1996 and has elected to be treated as a domestic trust.

This summary does not purport to be a complete description of all U.S. federal income tax consequences of the separation, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of Gaiam, Inc.’s common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Gaiam, Inc. equity;

•	holders owning Gaiam, Inc.’s common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Gaiam, Inc.’s common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Gaiam, Inc. shareholders who do not hold shares of Gaiam, Inc.’s common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Gaiam, Inc.’s common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SEPARATION IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, WHICH CONSEQUENCES MAY DIFFER FROM THOSE DESCRIBED IN THIS INFORMATION STATEMENT (THESE DIFFERENCES MAY INCLUDE, AMONG OTHERS, TREATING THE DISTRIBUTION AS A TAXABLE TRANSACTION UNDER APPLICABLE NON-U.S. TAX LAWS), AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Separation

It is a condition to the completion of the distribution that Gaiam, Inc. receive an opinion of Brownstein Hyatt Farber Schreck, LLP, tax counsel to Gaiam, Inc., substantially to the effect that, among other things, certain internal transaction taken in anticipation of the spin-off, consisting principally of the contribution by Gaiam, Inc. of certain assets to Gaia, and the distribution should qualify as tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code.

Assuming the internal transactions and the distribution qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss should be recognized by Gaiam, Inc. or Gaia as a result of the separation except for possible gain or loss arising out of the internal reorganizations undertaken in connection with the separation and with respect to certain items required to be taken into account under Treasury Regulations relating to consolidated federal income tax returns;

•	no gain or loss should be recognized by, or be includible in the income of, a holder of Gaiam, Inc.’s common stock solely as a result of the receipt of our common stock in the distribution, except with respect to any cash received in lieu of a fractional share of our common stock (as described below);

•	the aggregate tax basis of the shares of Gaiam, Inc.’s common stock and shares of our common stock in the hands of each of Gaiam, Inc.’s shareholders immediately after the distribution (including any fractional share interest in our common stock for which cash is received) will be the same as the aggregate tax basis of the shares of Gaiam, Inc.’s common stock held by such holder immediately before the distribution, allocated between the shares of Gaiam, Inc.’s common stock and shares of our common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values immediately following the distribution;

•	the holding period with respect to shares of our common stock received by Gaiam, Inc. shareholders (including any fractional share interest in our common stock for which cash is received) will include the holding period of their shares of Gaiam, Inc.’s common stock, provided that such shares of Gaiam, Inc.’s common stock are held as a capital asset immediately following the distribution; and

•	a Gaiam, Inc. shareholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its shares of Gaiam, Inc.’s common stock exceeds one year at the time of the distribution.

Gaiam, Inc. shareholders that have acquired different blocks of Gaiam, Inc.’s common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Gaia’s shares distributed with respect to such blocks of Gaiam, Inc.’s common stock.

The tax opinion is based on certain facts and assumptions, and certain representations and undertakings, from Gaiam, Inc. and Gaia that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any court. Gaia cannot assure you that the IRS will agree with the conclusions set forth in the tax opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the tax opinion are not correct, are incomplete or have been violated, Gaiam, Inc.’s ability to rely on such tax opinion could be jeopardized. Gaia is not aware of (and Gaiam, Inc. has informed Gaia that Gaiam, Inc. is not aware of) any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

Notwithstanding receipt by Gaiam, Inc. of the opinion of tax counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, Gaiam, Inc. shareholders and Gaiam, Inc. could be subject to significant U.S. federal income tax liability. In general, Gaiam, Inc. would recognize gain in an amount equal to the excess, if any, of the fair market value of our common stock distributed to Gaiam, Inc. shareholders on the distribution date over Gaiam, Inc.’s tax basis in such shares. In addition, each of Gaiam, Inc.’s shareholders that receives shares of our common stock in the separation could be treated as receiving a taxable distribution from Gaiam, Inc. in an amount equal to the fair market value of our common stock that was distributed to the shareholder, which generally would be taxed as a dividend to the extent of the shareholder’s pro rata share of Gaiam, Inc.’s current and accumulated earnings and profits, including Gaiam, Inc.’s taxable gain, if any, on the distribution, then treated as a non-taxable return of capital to the extent of the shareholder’s basis in Gaiam, Inc. stock and thereafter treated as capital gain from the sale or exchange of Gaiam, Inc. stock. Also, if the IRS were successful in taking this position, Gaia may be required to indemnify

Gaiam, Inc. under the circumstances set forth in the reorganization agreement, and such indemnification obligation could materially adversely affect Gaia’s financial position. Even if the related internal transactions and the separation otherwise qualify for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, the separation may result in corporate level taxable gain to Gaiam, Inc. under Section 355(e) of the Code if 50% or more, by vote or value, of Gaia stock or Gaiam, Inc. stock is treated as acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions of Gaiam, Inc.’s common stock or our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan but such presumptions may be rebutted. If an acquisition or issuance of Gaia stock or Gaiam, Inc. stock triggers the application of Section 355(e) of the Code, Gaiam, Inc. would recognize taxable gain as described above, but the distribution would be tax-free to each of Gaiam, Inc.’s shareholders; however, Gaia may be required to indemnify Gaiam, Inc. for the resulting tax arising from an acquisition or issuance of Gaia stock pursuant to the reorganization agreement to be entered into in connection with the separation. For a description of the reorganization agreement, see the section entitled “Our Relationship with Gaiam, Inc. After the Spin-Off—Reorganization Agreement.”

Treasury Regulations require certain shareholders that receive stock in a distribution to attach a detailed statement setting forth certain information relating to the distribution to their respective U.S. federal income tax returns for the year in which the distribution occurs. Within a reasonable period after the distribution, Gaiam, Inc. will provide shareholders who receive our common stock in the distribution with the information necessary to comply with such requirement. In addition, all shareholders are required to retain permanent records relating to the amount, basis and fair market value of our common stock received in the distribution and to make those records available to the IRS upon request of the IRS.

THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS, WHICH CONSEQUENCES MAY DIFFER FROM THOSE DESCRIBED IN THE FOREGOING (THESE DIFFERENCES MAY INCLUDE, AMONG OTHERS, TREATING THE DISTRIBUTION AS A TAXABLE TRANSACTION UNDER APPLICABLE NON-U.S. TAX LAWS). EACH GAIAM, INC. SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Effect of the Spin-Off on Gaiam, Inc.’s Outstanding Equity Awards

Gaiam, Inc. has granted options to purchase shares of Gaiam, Inc.’s Class A common stock granted to various directors, officers, employees and consultants of Gaiam, Inc. pursuant to the stock incentive plans administered by Gaiam, Inc.’s board of directors or the compensation committee thereof. Below is a description of the effect of the spin-off on these outstanding equity awards.

Except to the extent prohibited by applicable tax law, each holder of outstanding options to purchase shares of Gaiam, Inc.’s Class A common stock who is an employee or non-employee director of Gaiam, Inc. on the record date for the distribution (“original Gaiam, Inc. option”) will receive options to purchase shares of the corresponding series of our Class A common stock (“new Gaia option”) and a corresponding adjustment to the existing Gaiam, Inc. option held by such holder (as so adjusted, an “adjusted Gaiam, Inc. option”). The exercise prices of the new Gaia option and the related adjusted Gaiam, Inc. option will be determined based upon the exercise price of the original Gaiam Inc. option, the pre-spin-off trading price of Gaiam, Inc.’s Class A common stock (determined using the volume weighted average price of Gaiam, Inc.’s Class A common stock over the three-consecutive trading days immediately preceding the spin-off) and the relative values of Gaiam, Inc. and Gaia, as determined by Gaiam, Inc.’s board of directors immediately prior to the spin-off, subject to applicable tax law, such that the pre-spin-off intrinsic value of the original Gaiam, Inc. option is allocated between the new Gaia option and the adjusted Gaiam, Inc. option, which will be in the same ratio as Gaiam, Inc. common stock to Gaia common stock at the time of the distribution. Each adjusted Gaiam, Inc. option will be subject to all of the terms and conditions of the Gaiam, Inc.

Long-Term Incentive Plans, and each new Gaia option will be subject to the terms and conditions of the Gaia, Inc. 2015 Long-Term Incentive Plan which we expect to adopt before the completion of the spin-off. Each Gaia option will contain all of the terms of the original Gaiam, Inc. option to which it relates, except to the extent that they are rendered inoperative by reason of the spin-off and will not give the holder additional benefits that the holder did not have under the original Gaiam, Inc. option.

In the event that a holder of an option to purchase Gaiam, Inc. Class A common stock is prevented by applicable tax law from receiving options in our Class A common stock, the strike price and number of shares to be issued to such holders pursuant to their existing option will be adjusted to reflect the intrinsic value of the options which would have been received by such holder if it were able to receive options to purchase shares of Gaia’s Class A common stock.

Results of the Spin-Off

After our separation from Gaiam, Inc., we will be an independent, publicly-traded company. Immediately following the distribution, we expect to have approximately 3,000 shareholders of record, based on the number of registered holders of Gaiam, Inc.’s common stock on February 12, 2016, approximately 3,826,136 shares of outstanding Class A common stock, and approximately 1,080,000 shares of outstanding Class B common stock. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of Gaiam, Inc. options between the date that Gaiam, Inc.’s board of directors authorizes the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of Gaiam, Inc.’s common stock or any rights of Gaiam, Inc.’s shareholders.

Before the spin-off, we will enter into a reorganization agreement and other agreements with Gaiam, Inc. to effect the spin-off and provide a framework for our relationships with Gaiam, Inc. after the spin-off. These agreements will govern the relationships between Gaiam, Inc. and us subsequent to the completion of the spin-off and provide for the allocation among Gaiam, Inc. and us of Gaiam, Inc.’s assets, liabilities and obligations attributable to periods before our separation from Gaiam, Inc.

For a more detailed description of these agreements, see “Our Relationship with Gaiam, Inc. After the Spin-Off.”

Listing and Trading of our Class A Common Stock

There currently is not and has never been a public market for our common stock. A condition to the distribution is the listing on a NASDAQ market of our Class A common stock. We intend to apply to have our Class A common stock listed on the NASDAQ Global Market under the symbol “GAIA.” Gaiam, Inc.’s Class B common stock is currently not listed on any public market and we will not have our Class B common stock listed following the spin-off.

Trading Before the Record Date and Through the Distribution Date

Beginning on or shortly before the record date and continuing through the distribution date, we expect that there will be two markets in Gaiam, Inc.’s Class A common stock: a “regular-way” market and an “ex-distribution” market. Gaiam, Inc.’s Class A common stock that trades on the regular-way market will trade with an entitlement to our Class A common stock to be distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to our Class A common stock to be distributed pursuant to the distribution. Therefore, if you sell Gaiam, Inc.’s Class A common stock in the “regular-way” market up to and including the distribution date, you will not receive our Class A common stock in the distribution. If you own shares of Gaiam, Inc.’s Class A common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including the distribution date, you will receive our Class A common stock that you would be entitled to receive pursuant to your ownership of Gaiam, Inc.’s common stock because you owned this common stock at the close of business on the record date.

Furthermore, we anticipate that, beginning on or shortly before the record date and continuing through the distribution date, there will be a “when-issued” market in our Class A common stock. “When-issued” trading refers to a sale or purchase made conditionally, because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our Class A common stock that will be distributed to Gaiam, Inc.’s shareholders on the distribution date. If you owned shares of Gaiam, Inc.’s Class A common stock at the close of business on the record date, you would be entitled to our Class A common stock distributed pursuant to the distribution. You may trade this entitlement to our Class A common stock, without Gaiam, Inc.’s common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin.

Gaiam, Inc.’s Class B common stock is not listed for trading and there is currently no public market for it. Further, Gaiam, Inc.’s Class B common stock may not be transferred unless converted into shares of our Class A common stock, other than certain transfers to affiliates and family members. Generally, however, if you transfer your shares of Gaiam, Inc.’s Class B common stock up to and including the distribution date, you will not receive our Class B common stock in the distribution.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Gaiam, Inc.’s shareholders who are entitled to receive our common stock in the distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Gaiam, Inc. nor we undertake any obligation to update such information, except as required pursuant to applicable securities laws and our respective public disclosure obligations, if there have been material changes to the disclosures contained in this information statement.

OUR RELATIONSHIP WITH GAIAM, INC. AFTER THE SPIN-OFF

Overview

This section summarizes material agreements between Gaiam, Inc. and us regarding the principal transactions necessary to separate us from Gaiam, Inc., governing certain ongoing relationships between the two companies after the spin-off and providing for an orderly transition to our status as an independent, publicly-traded company. Additional or modified agreements, arrangements and transactions may be entered into between Gaiam, Inc. and us after the spin-off. Before our separation from Gaiam, Inc., we will enter into a reorganization agreement to effect the spin-off and to provide for the allocation between Gaiam, Inc. and us of Gaiam, Inc.’s assets, liabilities and obligations attributable to periods before the separation of our business from Gaiam, Inc. and the distribution of our common stock to Gaiam, Inc.’s shareholders. In addition to the reorganization agreement, the parties also will enter into license agreements and a transitional operating agreement.

Anticipated organizational changes after the spin-off include staffing and other related changes to replace the services historically provided to us by Gaiam, Inc., and to be provided during a transitional period by Gaiam, Inc. under the transitional operating agreement, including, but not limited to, certain services such as accounting, tax, human resources, payroll, technical, and certain office and maintenance services as required from time to time in the ordinary course of our business. The cost of replacing the services provided by Gaiam, Inc. is estimated to be $110,000 to $130,000 per month. This will be offset by a corresponding reduction in the net fees paid to Gaiam, Inc. under the transitional operating agreement, which are expected to be approximately $65,000 per month. We also expect to incur certain incremental costs as an independent, publicly-traded company as compared to the costs historically allocated to us by Gaiam, Inc. including, but not limited to, insurance, audit, board and governance related expenses and other compliance costs. These incremental expenses are estimated to range from $500,000 to $750,000 on an annual pre-tax basis.

The principal agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth certain terms of the agreements that we believe are material. The following summaries are qualified by reference to the full text of the agreements.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized. Although we do not anticipate material changes to the agreements before the spin-off, any such changes may affect the respective parties’ rights and obligations described below. No changes may be made after our separation from Gaiam, Inc. without our consent if such changes would adversely affect us.

Reorganization Agreement

Before the effective time of the spin-off, Gaia will enter into a reorganization agreement with Gaiam, Inc. to provide for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between Gaia and Gaiam, Inc. with respect to and resulting from the spin-off.

The reorganization agreement will provide that, on or before the distribution date, Gaiam, Inc. will have transferred to Gaia, or caused its other subsidiaries to have transferred to Gaia, directly or indirectly, the assets and liabilities associated with the Subscription Business, that have not been transferred as of the date of this information statement. The reorganization agreement will also set forth, generally, the mechanics of the distribution.

The reorganization agreement will provide for mutual indemnification obligations and releases. The obligations and releases are designed to (a) make Gaia financially responsible for (i) substantially all of the liabilities relating to the Subscription Business, (ii) taxes attributable to, or arising with respect to the Subscription Business or action by Gaia reasonably expected to cause the distribution to lose its tax free status, (iii) assumed liabilities, and (iv) liabilities arising out of or resulting from any breach of, failure to perform or comply with any covenant, undertaking or obligation of Gaia or any of its subsidiaries under the reorganization agreement or any other agreement to be entered into in connection with the spin-off, and (b) to make Gaiam, Inc. financially responsible for (i) all liabilities of Gaiam, Inc. that are not expressly assumed by Gaia in the reorganization agreement, (ii) taxes of Gaiam, Inc. for any pre-spin-off period, (iii) taxes incurred that relate to any actions taken which are necessary or advisable to complete the transactions contemplated by the reorganization agreement, (iv) taxes arising due to any action of Gaiam, Inc. reasonably expected to cause the distribution to lose its tax free status, and (v) liabilities arising out of or resulting from any breach of, failure to perform or comply with any covenant, undertaking or obligation of Gaiam, Inc. or any of its subsidiaries under the reorganization agreement or any other agreement to be entered into in connection with the spin-off, as well as for all liabilities incurred by Gaiam, Inc. after the spin-off.

The reorganization agreement will also provide that, except to the extent prohibited by applicable law, the holders of options to purchase Gaiam, Inc. Class A common stock who are employees or non-employee directors of Gaiam, Inc. on the record date for the distribution will receive options to purchase shares of our Class A common stock. Additionally there will be a corresponding adjustment to the existing Gaiam, Inc. option held by such holder.

The spin-off will not constitute a change in control for purposes of Gaiam, Inc.’s equity plans, and therefore no vesting of awards will occur as a result of the spin-off. In the event that a holder of an option to purchase Gaiam, Inc. Class A common stock is prevented by applicable tax law from receiving options in our Class A common stock, the strike price and number of shares to be issued to such holders pursuant to their existing option will be adjusted to reflect the intrinsic value of the options which would have been received by such holder if it were able to receive options to purchase shares of Gaia’s Class A common stock. See “The Spin-Off–Effect of the Spin-Off on Gaiam, Inc.’s Outstanding Equity Awards.”

In addition, the reorganization agreement will provide for each of Gaia and Gaiam, Inc. to preserve the confidentiality of all confidential or proprietary information of the other party for five years following the spin-off, subject to customary exceptions, including disclosures required by law, court order or government regulation.

The reorganization agreement will also address the treatment of the various insurance policies held by Gaiam, Inc. and Gaia after the spin-off.

Once executed, the reorganization agreement may be terminated and the spin-off may be abandoned at any time before the distribution date by and in the sole discretion of Gaiam, Inc.’s board of directors. In such event, Gaiam, Inc. will have no liability to any person under the reorganization agreement and no obligation to effect the spin-off.

This summary is qualified by reference to the full text of the reorganization agreement filed as an exhibit to the Form 10 of which this information statement is a part.

License Agreements

In connection with the internal restructuring in advance of the spin-off, we entered into multiple license agreements with Gaiam, Inc. and it subsidiary Gaiam, Americas, Inc. (together the “Gaiam Brand Companies”), which includes a trademark license and domain name agreement, an agreement for the assignment of rights to certain audiovisual works, and a sub-license agreement for certain audiovisual works under license to Gaiam, Inc. Each such agreement is discussed in greater detail below.

Pursuant to the Trademark License and Domain Name Agreement (the “trademark agreement”), the Gaiam Brand Companies granted to Gaia a nonexclusive right to certain marks in connection with the Subscription Business, including use of the “Gaiam TV” trade name, and an exclusive license to use domain names owned by the Gaiam Brand Companies solely for the purpose of redirecting users to www.gaia.com, for a period of 24 months from the effective date of the spin-off. After the 24 month period following the effective date of the spin-off, Gaia will agree to use www.gaiamtv.com in perpetuity solely for the purpose of redirecting users to new URL’s related to the Subscription Business.

Subject to certain limitations, pursuant to the Assignment of SVOD Rights in AV Works Owned by Gaiam Brand (the “assignment agreement”), the Gaiam Brand Companies granted to Gaia all of Gaiam Brand Companies’ rights to exploit and distribute by means of the Gaia on-demand video subscription service, all long-form audiovisual work relating to fitness yoga, wellness and personal development, which was produced by Gaiam Brand Companies prior to the date of the spin-off. In addition, Gaia received an exclusive option to acquire such rights in work produced for a period of 24 months from the date of the effective date of the spin-off.

Subject to certain limitations, pursuant to the Sub-License Agreement of SVOD Rights in AV Works Under License Gaiam Brand (the “sub-license agreement”), the Gaiam Brand Companies granted to Gaia an exclusive sublicense to exploit and distribute by means of the Gaia on-demand video subscription service, all long-form audiovisual work relating to fitness yoga, wellness and personal development licensed to the Gaiam Brand Companies by third parties.

This summary is qualified by reference to the full text of the respective agreements filed as exhibits to the Form 10 of which this information statement is a part.

Transfer of Boulder Road LLC and Office Building

As a part of the internal restructuring, Gaia and Gaiam, Inc. entered into as assignment and contribution agreement effective January 1, 2015, under which Gaiam, Inc. contributed to Gaia its 100% membership interest in Boulder Road LLC, a Colorado limited liability company. Boulder Road LLC is the sole owner of the property located at 833 West South Boulder Road in Louisville, Colorado, which is the location for our operation, the principal executive offices of Gaiam, Inc. and various other companies.

In consideration for the contribution and assignment, upon a sale of all or substantially all of the property or the membership interest in Boulder Road LLC (other than to certain affiliated parties as set forth in the agreement), Gaia will pay to Gaiam, Inc. (i) 100% of the first $5,000,000 of proceeds received in excess of $12,000,000, (ii) plus 50% of the proceeds above $17,000,000, if any, up to a maximum of $10,000,000. Until such time, no payment will be due or payable to Gaiam, Inc. in connection with the assignment and contribution of Boulder Road LLC.

This summary is qualified by reference to the full text of the assignment and contribution agreement filed as an exhibit to the Form 10 of which this information statement is a part.

Lease Agreement for Boulder Road Property

As discussed above, effective January 1, 2015, Gaiam, Inc. transferred all of its ownership interest in Boulder Road LLC to Gaia, which resulted in Boulder Road LLC becoming a direct, wholly-owned subsidiary of Gaia. Boulder Road LLC is the sole owner of the office buildings at 833 West South Boulder Road, Louisville, CO 80027 (the “Boulder Road Property”), in which Gaiam, Inc.’s and our headquarters are located. Boulder Road LLC and Gaiam Americas, Inc. entered into a ten year lease agreement, effective as of January 1, 2015, as further amended on September 3, 2015 and January 1, 2016, at a base rate ranging from $6.00 to $14.00 per rentable square foot per year, or an effective rate of $12.22 per rentable square foot per year, under which Gaiam, Inc. occupies 40,964 square feet of the office building space. The lease is a triple net lease, which requires Gaiam Americas, Inc. to cover its respective share of operating expenses, and costs associated with, among other things, common area maintenance, insurance, taxes and utilities. Commencing on January 1, 2016, the lease includes an annual rent increase of the greater of (i) 3%, or (ii) the change in the consumer price index between the month of December and December of the previous calendar year. In addition, Gaia will pay up to $87,000 of the cost for certain tenant improvements. Total payments due under the lease are expected to be $801,000 during 2016.

This summary is qualified by reference to the full text of the lease agreement filed as an exhibit to the Form 10 of which this information statement is a part.

Transitional Operating Agreement

We will enter into a transitional operating agreement with Gaiam, Inc. in connection with the separation. Under the transitional operating agreement, Gaiam, Inc. and Gaia will agree to provide certain services to the other for a period of up to 24 months following the spin-off, or such other shorter period as may be provided in the transitional operating agreement. The services to be provided may include certain services including, but not limited to, accounting, tax, human resources, payroll, technical, and certain office and maintenance services as required from time to time in the ordinary course of our business.

We expect to pay to Gaiam, Inc. an agreed upon service charge for any services provided by Gaiam, Inc., and we expect to receive an agreed upon service charge for any services that we provide to Gaiam, Inc., each of which will generally reflect the actual cost of such services without premium or mark-up, although applicable administrative and other overhead costs associated with the services will be allocated and included in the service charge. Based upon the current personnel costs of the affected Gaiam, Inc. personnel and our anticipated usage thereof, the net fees payable to Gaiam, Inc. per month under the transitional operating agreement are expected to be approximately $65,000. Either party providing service for the other will be reimbursed the amount of out-of-pocket costs incurred in rendering such services, including an equitable portion of the costs of third-party service providers retained by Gaiam, Inc. Until December 31, 2017, the employees of Gaia will remain eligible employees under certain employee benefit plans currently maintained by Gaiam, Inc., which will be managed under the transitional operating agreement.

The transitional operating agreement will provide that each of Gaia and Gaiam, Inc. will generally retain responsibility for, and will pay and be liable for, all wages, bonuses and commissions, employee benefits for people providing such services, including severance and worker’s compensation, and the withholding and payment of applicable taxes relating to such employment through its existing payroll process, with respect to those employees performing services under the agreement.

In addition, the transitional operating agreement will require each of Gaia and Gaiam, Inc. to preserve the confidentiality of all confidential or proprietary information of the other party, subject to customary exceptions, including disclosures required by law, court order or government regulation.

This summary is qualified by reference to the full text of the transitional operating agreement filed as an exhibit to the Form 10 of which this information statement is a part.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2015 was derived from our audited consolidated financial statements included elsewhere in this information statement.

These unaudited pro forma financial statements include adjustments to reflect our anticipated post spin-off capital structure, including the distribution of approximately 3,826,136 shares of our Class A common stock to holders of Gaiam, Inc. Class A common stock and 1,080,000 shares of our Class B common stock to holders of Gaiam, Inc. Class B common stock. On the distribution date each shareholder of Gaiam, Inc.’s Class A common stock will be entitled to receive one share of Gaia’s Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such shareholder at the close of business on             , 2016, the record date of the distribution, and each shareholder of Gaiam, Inc.’s Class B common stock will be entitled to receive one share of Gaia’s Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such shareholder at the close of business on             , 2016, the record date of the distribution.

We expect to experience changes in our ongoing cost structure when we become an independent, publicly-traded company. For example, our historical consolidated financial statements include allocations of certain expenses from Gaiam, Inc. including expenses related to senior management, legal, human resources, tax services, information technology, and centrally managed employee benefit arrangements. These costs may not be representative of the future costs we will incur as an independent, publicly-traded company. We also expect to incur certain incremental costs as an independent, publicly-traded company as compared to the costs historically allocated to us by Gaiam, Inc. These incremental costs, which are estimated to range from $500,000 to $750,000 on an annual pre-tax basis above those costs previously incurred by us as direct costs and as an allocation of certain general corporate costs incurred by Gaiam, Inc. have not been reflected in our unaudited pro forma condensed consolidated statements of operations. For a description of the allocation of expenses to us by Gaiam, Inc., see Note 1 to our audited consolidated financial statements as of December 31, 2015 and 2014 and for each of the two years in the period ended December 31, 2015 included elsewhere in this information statement.

The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances. Such adjustments are subject to change based upon the finalization of the terms of the spin-off.

The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with Gaia’s historical consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our results of operations or financial condition had the distribution and related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

GAIA, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS

OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2015

(unaudited in thousands)	As Reported	Pro Forma
Net revenues
Streaming	$10,770	$10,770
DVD subscription and other	3,447	3,447

Total net revenues	14,217	14,217

Cost of revenues
Cost of streaming	2,315	2,315
Cost of DVD subscription and other revenues	335	335

Total cost of revenues	2,650	2,650

Gross profit	11,567	11,567

Expenses:
Selling and operating	13,786	13,786
Corporate, general and administrative	2,838	2,838
Total expenses	16,624	16,624
Loss from operations	(5,057)	(5,057)
Other expense	53	53
Loss before income taxes	(5,110)	(5,110)
Income tax expense	—	—

Net loss	$(5,110)	$(5,110)

Pro forma net income per common share:
Basic and diluted		$(1.04)
Weighted-average shares outstanding
Basic and diluted	(a )	4,902

See accompanying notes to unaudited pro forma consolidated financials.

GAIA, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)	The number of weighted-average Gaia, Inc. shares used to calculate basic and diluted net income per common share is based on the weighted-average number of Gaiam, Inc. common shares outstanding of 24,510 for the year ended December 31, 2015, including the effect of outstanding equity awards. On the distribution date, each shareholder of Gaiam, Inc.’s Class A common stock will be entitled to receive one share of Gaia’s Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such shareholder at the close of business on , 2016, the record date of the distribution, and each shareholder of Gaiam, Inc.’s Class B common stock will be entitled to receive one share of Gaia’s Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such shareholder at the close of business on , 2016, the record date of the distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements and the pro forma condensed consolidated financial data for Gaia, included elsewhere in this information statement. The following discussion may contain forward-looking statements that involve risks and uncertainties. When used in this information statement, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “strive,” “future,” “intend,” “will” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward Looking Statements.”

Overview and Outlook

We operate a global digital video subscription service with approximately 7,000 titles which caters to a unique and underserved subscriber base. Our digital content is available to our subscribers on virtually any internet connected device anytime, anywhere commercial free. The subscription also allows our subscribers to download and view files from our library without being actively connected to the internet. Through our online Gaia subscription service, our customers have unlimited access to a vast library of inspiring films, personal growth related content, cutting edge documentaries, interviews, yoga classes, and more – 90% of which is exclusively available to our subscribers for digital streaming on virtually any internet connected device.

The consumption of streaming video is expanding rapidly with more and more people augmenting their use of, or replacing broadcast television and turning to, streaming video to watch their favorite content on services like Netflix, Amazon Prime, Hulu Plus, HBO Go and Gaia.

Our position in the streaming video landscape is firmly supported by our wide variety of exclusive and unique content, which provides a complementary offering to other entertainment-based streaming video services. Our original content is developed and produced in-house in our state-of-the-art production studios near Boulder, Colorado. By offering exclusive and unique content over a state-of-the-art streaming service, we believe we will be able to significantly expand our target subscriber base.

In October 2013, we acquired My Yoga Online, the largest on-line yoga video streaming subscription business in Canada. With this acquisition we grew our content library by approximately 1,300 video titles and expanded our international subscriber base. We plan to continue investing in international expansion, both in terms of subscribers and content.

Before the planned separation, Gaia operated as a part of Gaiam, Inc. As a result of the separation, we will operate as an individual, publically traded company and will incur costs as we implement organizational changes necessary to operate as such. Therefore, our historical consolidated financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly-traded company during the periods presented or those that we will achieve in the future.

Anticipated organizational changes after the spin-off include staffing and other related changes to replace the services historically provided to us by Gaiam, Inc., and to be provided during a transitional period by Gaiam, Inc. under the transitional operating agreement, including, but not limited to, certain services such as accounting, tax, human resources, payroll, technical, and certain office and maintenance services as required from time to time in the ordinary course of our business. The cost of replacing the services provided by Gaiam, Inc. is estimated to be $110,000 to $130,000 per month. This will be offset by a corresponding reduction in the fees paid to Gaiam, Inc. under the transitional operating agreement, which are expected to be approximately $65,000 per month (net). We also expect to incur certain incremental costs as an independent, publicly-traded company as compared to the costs historically allocated to us by Gaiam, Inc. including, but not limited to, insurance, audit, board and governance related expenses and other compliance costs. These incremental expenses are estimated to range from $500,000 to $750,000 on an annual pre-tax basis.

Planned Separation

In August 2014, Gaiam, Inc. announced that its board of directors had approved the pursuit of the separation of Gaiam, Inc. into two independent, publicly-traded companies: one for Gaiam, Inc.’s Branded Business operations, and one for its Subscription Business. The spin-off will occur through distribution to Gaiam, Inc.’s shareholders of all of the shares of our common stock. Gaiam, Inc. will continue to own and operate its Branded Business operations after the spin-off. The Subscription Business of Gaiam, Inc., presented herein, represents a consolidated reporting entity comprised of the assets and liabilities used in managing and operating Gaiam, Inc.’s Subscription Business and any other operations that Gaia will own as of the date of the separation.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which require us to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 2 to the consolidated financial statements included elsewhere in this information statement summarizes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We believe the following to be critical accounting policies whose application has a material impact on our financial presentation, and involve a higher degree of complexity, as they require us to make judgments and estimates about matters that are inherently uncertain.

Business Combination Accounting

We account for the acquisition of a controlling interest in a business using the acquisition method. In determining the estimated fair value of certain acquired assets and liabilities, we make assumptions based upon many different factors, such as historical and other relevant information and analyses performed by independent parties. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results.

Media Library

Media Library represents the lower of unamortized cost or net realizable value of digital media content acquired through business combinations, asset purchases, capitalized costs to produce our proprietary media content, and rights obtained through license arrangements.

The value of our acquired media library consists of the fair value of media assets obtained through asset acquisitions and business combinations recorded at the estimated fair value of the titles acquired, which is based on a number of factors, including the number of titles, the total hours of content, the production quality and age of the acquired media assets.

Our licensed media library is obtained through license arrangements, for which we pay an advance against a percentage royalty or an upfront license fee in exchange for the distribution rights for a specific license window, but can also be obtained for a fixed fee for perpetuity. These payments are capitalized at the time of payment. Certain agreements also include an ongoing royalty obligation, which entitles the licensor to a share of the revenues generated from the licensed works. These expenses are calculated and accrued on a monthly basis and included in costs of streaming. We pay these accrued royalties on a quarterly basis and therefore have included the related liability in accounts payable and accrued liabilities.

The value of our produced media library consists of capitalized costs incurred to produce original media content, including salary and overhead costs of our in-house production team and other third-party costs.

We amortize our media library in cost of streaming on a straight-line basis over the shorter of the license period or the estimated useful life of the titles, which typically ranges from 12 to 90 months. The amortization period begins with the first month of availability.

Management reviews content viewership to determine whether the viewing patterns correlate with initial estimates supporting the amortization period utilized. If current estimates indicate that viewing is significantly higher in earlier periods relative to the remaining amortization period, we will begin amortizing the respective titles on an accelerated basis over the amortization period. Based on this analysis, no additional amortization was recorded during 2015 or 2014.

Our media library is reviewed for impairment when an event or change in circumstances indicates that the carrying amount of the media library may not be recoverable. Recoverability of the media library is measured by a comparison of the carrying amount of the media library to estimated undiscounted future cash flows expected to be generated by the media library. If the carrying amount of the media library exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the media library exceeds its fair value.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Our other intangibles consist of customer related assets and acquired domain names. We have only one reporting unit; therefore, goodwill is assessed at the enterprise level. We review goodwill for impairment annually on December 31. We have the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of goodwill is less than its carrying amount. If it is determined that the fair value for goodwill is more likely than not greater than the carrying amount for goodwill, then the two-step impairment test is unnecessary. If it is determined that the two-step impairment test is necessary, then for step one, we compare the estimated fair value of goodwill with its carrying amount, including goodwill. If the estimated fair value of goodwill exceeds its carrying amount, we consider the goodwill to not be impaired. If the carrying amount of goodwill exceeds its estimated fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss. We use either a comparable market approach or a traditional present value method to test for potential impairment. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results. During 2015 and 2014, no impairment of goodwill or other intangibles was indicated.

Long-Lived Assets

We evaluate the carrying value of long-lived assets held and used, other than goodwill, when events or changes in circumstances indicate the carrying value may not be recoverable. We consider the carrying value of a long-lived asset impaired when the total projected undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. We recognize a loss based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. We determine the estimated fair value primarily using the projected cash flows from the asset discounted at a rate commensurate with the risk involved. During 2015 and 2014, no impairment was recorded.

Revenues

Streaming revenues consist primarily of subscription fees paid by our streaming customers. DVD subscription and other revenues consist of subscription fees paid by our DVD customers and beginning in 2015, rental income from operating leases. We recognize revenues when the following four basic criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. We recognize amounts billed to customers for postage and handling as revenues at the same time we recognize the revenues arising from the product sale. We present revenues net of taxes collected from customers. Revenues are recognized ratably over the subscription term. Deferred revenues consist of subscription fees collected from customers that have not been earned.

Marketing

Marketing costs consist primarily of advertising expenses, which include promotional activities such as online advertising and public relations expenditures. Advertising costs are expensed as incurred.

Share-Based Compensation

Before the spin-off, our employees participated in Gaiam, Inc.’s equity compensation plan. Share-based compensation has been allocated to Gaia based on the awards and terms previously granted by Gaiam, Inc. to our employees. The principal awards issued under the equity compensation plan are non-qualified stock options. We measure compensation cost at the grant date based on the fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period. We use the Black-Scholes option valuation model to estimate the grant date fair value. In estimating this fair value, there are certain assumptions that we use, as disclosed in Note 8 to the consolidated financial statements included elsewhere in this information statement, consisting of the expected life of the option, risk-free interest rate, dividend yield, and volatility. The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

Income Taxes and Deferred Tax Balances

Our operations have historically been included in Gaiam, Inc.’s consolidated federal tax return and certain consolidated state returns. The income tax expense in Gaia’s consolidated financial statements has been determined on a stand-alone return basis, which requires the recognition of income taxes using the liability method. Under this method, we are assumed to have historically filed a separate return, reporting our taxable income or loss and paying applicable tax based on our separate taxable income and associated tax attributes in each tax jurisdiction. The calculation of income taxes on the separate return basis requires considerable judgment and the use of both estimates and allocations. As a result, our effective tax rate and deferred tax balances will differ significantly from those in Gaiam, Inc.’s historic periods. Additionally, the deferred tax balances as calculated on the separate return basis will differ from our deferred tax balances, if legally separated.

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Periodically, management performs assessments of the realization of our net deferred tax assets considering all available evidence, both positive and negative. A significant piece of evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2015. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this assessment, a full valuation allowance was required for the 2015 and 2014 periods. As income is generated in future periods, we expect to reverse the valuation allowance and utilize the deferred tax assets. The assessment of the need for a valuation allowance requires considerable judgment on the part of management with respect to the benefits that could be realized from future taxable income, as well as other positive and negative factors.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to our subjective assumptions and judgments which can materially affect amounts recognized in our consolidated balance sheets and consolidated statements of operations. The result of our assessment of our uncertain tax positions did not have a material impact on our consolidated financial statements. We recognize interest and penalties related to income tax matters in interest and other income (expense) and corporate, general and administration expenses, respectively.

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues. Net revenues increased $4.1 million to $14.2 million during 2015 from $10.1 million during 2014, due primarily to a $2.5 million increase in streaming revenue driven by a 67% increase in paid subscribers from 2014 to 2015, and a $1.6 million increase in DVD subscription and other revenues, primarily due to an increase in rental income.

Cost of revenues. Cost of revenues increased $0.4 million, to $2.7 million during 2015 from $2.3 million during 2014 and, as a percentage of revenues, decreased to 18.6% during 2015 from 22.3% during 2014, due primarily to the increase in streaming revenues with higher gross margins and the increase in rental income.

Selling and operating expenses. Selling and operating expenses increased $0.5 million, to $13.8 million during 2015 from $13.3 million during 2014 due primarily to a $1.2 million increase in expenses related to real estate operations, an increase in marketing costs related to customer acquisitions of $0.9 million, offset by a decrease in rent expense and other services from Gaiam, and as a percentage of revenues, decreased to 97.0% during 2015 from 131.7% during 2014 due primarily to an increase in revenues.

Corporate, general and administrative expenses. Corporate, general and administrative expenses decreased $0.2 million to $2.8 million during 2015 from $3.0 million during 2014 due primarily to a reduction in expenses related to legal and other general corporate functions, and as a percentage of revenues, decreased to 20.0% during 2015 from 30.1% during 2014 due primarily to the decrease in expenses and an increase in revenues.

Net loss. As a result of the above factors, net loss decreased $3.4 million, to $5.1 million during 2015 from $8.5 million during 2014 and, as a percentage of revenues, decreased to 35.9% during 2015 from 84.3% during 2014.

Liquidity and Capital Resources

Our capital needs arise from working capital required to fund operations, capital expenditures related to acquisition and development of media content, development and marketing of our service, acquisitions of new businesses, replacements, expansions and improvements to our infrastructure, and future growth. These capital requirements depend on numerous factors, including the rate of market acceptance of our service offering, our ability to expand our customer base, the cost of ongoing upgrades to our digital distribution infrastructure, the level of expenditures for marketing and other factors. The timing and amount of these capital requirements are variable and we cannot accurately predict them. Additionally, we will continue to pursue opportunities to expand our media library, evaluate possible investments in complementary businesses, products and technologies, and increase our marketing and customer acquisition efforts as needed.

On July 23, 2015, our wholly-owned subsidiary Boulder Road LLC entered into a revolving credit agreement (the “Credit Agreement”) with Great Western Bank, as lender (“Great Western”). Borrowings under the Credit Agreement are secured by a deed of trust on the real estate owned by Boulder Road LLC, with corporate guarantees from Gaia and Gaiam, Inc. The Credit Agreement provides for a revolving line of credit for up to $5.5 million, which is reduced by $250,000 biannually, subject to certain covenants applicable to Boulder Road LLC. Subject to certain limitations, the principal amount of the loan is due and payable on the earlier of July 24, 2017 or the termination of the Credit Agreement. Upon completion of the spin-off, Gaiam, Inc. will automatically be released as a guarantor under the Credit Agreement and from all corresponding rights and obligations.

While there can be no assurances, we believe our cash on hand, cash expected to be generated from future operations, future cash contributions from Gaiam, Inc. prior to the planned separation, borrowings under the Credit Agreement and/or any new credit facilities should be sufficient to fund our operations on both a short-term and long-term basis. However, our projected cash needs may change as a result of acquisitions, product development, unforeseen operational difficulties or other factors.

Contractual Obligations

Certain agreements related to our licensed media include fixed royalty percentages; however payments due under these agreements are dependent upon future viewership of the licensed content and are therefore not fixed obligations as of December 31, 2015. We do not have any other contractual obligations that require us to make future payments.

In consideration for the contribution and assignment, upon a sale of all or substantially all of the property or the membership interest in Boulder Road LLC (other than to certain affiliated parties as set forth in the agreement), Gaia will pay to Gaiam, Inc. (i) 100% of the first $5,000,000 of proceeds received in excess of $12,000,000, (ii) plus 50% of the proceeds above $17,000,000, if any, up to a maximum of $10,000,000. Until such time, no payment will be due or payable to Gaiam, Inc. in connection with the assignment and contribution of Boulder Road LLC.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes.

OUR BUSINESS

Gaia was incorporated in Colorado in 2006. We are currently a wholly-owned subsidiary of Gaiam, Inc. As discussed above under the heading “The Spin-Off,” only the Subscription Business of Gaiam, Inc. will be included in the business to be distributed in connection with our separation from Gaiam, Inc. Accordingly, the following description of our business describes only the Subscription Business of Gaiam, Inc.

Overview

We operate a global digital video subscription service with approximately 7,000 titles which caters to a unique and underserved subscriber base. Our digital content is available to our subscribers on virtually any Internet connected device anytime, anywhere commercial free. The subscription also allows our subscribers to download and view files from the library without being actively connected to the internet. Through our online Gaia subscription service, our customers have unlimited access to a vast library of inspiring films, personal growth related content, cutting edge documentaries, interviews, yoga classes, and more – 90% of which is exclusively available to our subscribers for digital streaming on virtually any internet connected device.

Our core strategy is to grow our subscription business domestically and internationally by expanding our unique and exclusive content library, increasing our subscriber base, enhancing our user interface, extending our streaming service to new Internet-connected devices as they are developed and creating a conscious community built on our content.

Our available content is currently focused on yoga, health and longevity, seeking truth, spiritual growth and conscious films & series. This media content is specifically targeted to a unique customer base which is interested in alternatives and supplements to the content provided by mainstream media. We have been able to grow these content options both organically through our own productions and through strategic acquisitions. In addition, through our investments in our streaming video technology and our user interface, we have been able to expand the many ways our subscription customer base can access our unique library of media titles.

Our Content – Gaia, The Transformation Network

From the beginning, we have been focused on acquiring exclusive rights to unique content, which we believe will be attractive to our target customer base, both through licensing and strategic acquisitions. Today, our network of content consists of five primary channels:

Yoga – Through our Yoga channel, our subscribers enjoy unlimited access to thousands of streaming yoga, Pilates, Eastern arts, and other fitness classes. We believe Gaia will benefit from Gaiam, Inc.’s longstanding status as a leader in yoga programming by featuring the same type of exclusive classes with top names and renowned instructors. Currently, we are one of the world’s largest providers of streaming yoga classes. Blending ancient philosophy with modern technology, our classes on Eastern arts like T’ai Chi, Qigong, Ayurveda and more encourage the holistic integration of body, mind and spirit.

Health and Longevity – Through our Health and Longevity channel, we feature a wealth of alternative health information which we believe makes it easier than ever for our subscribers to take charge of their health and live stronger, longer, and more productive lives. The channel empowers subscribers through programs about alternative medicines, holistic healing, and longevity practices.

Seeking Truth – As an alternative to mainstream media, our Seeking Truth channel leaves conventional wisdom behind to reveal new and enlightening perspectives for today’s changing world. Through thought-provoking topics like metaphysics, ancient wisdom, and the paranormal, we go beyond the boundaries of mainstream media, and encourage our viewers to find empowerment through knowledge and awareness. Through this channel, our subscribers have access to top names in the genre who conduct exclusive interviews and presentations our subscribers will not find anywhere else.

Spiritual Growth – We encourage the discovery of new perspectives, new philosophies and new spirituality through our Spiritual Growth channel. With our inspiring programs and engaging videos, subscribers learn valuable life lessons from top spiritual leaders, and watch uplifting programs that the entire family can enjoy. The Spiritual Growth channel exists to help manifest real-life changes through the following categories: personal development, self-improvement, spirituality, meditation, and philosophy.

Films & Documentaries – Through our Films & Documentaries channel, we allow the users to discover exclusive streaming inspirational movies, critically acclaimed documentaries and thought-provoking TV series. Gaia has something for everyone — hard-to-find independent films, family-friendly movies, meaningful stories, transformative talks with today’s most influential teachers and much more. Our library of streaming inspirational films has been carefully curated for its entertaining and engaging content.

The Streaming Video Market and Gaia

The consumption of streaming video is expanding rapidly with more and more people augmenting their use of, or replacing broadcast television and turning to, streaming video to watch their favorite content on services like Netflix, Amazon Prime, Hulu Plus, HBO Go and Gaia. The streaming video market includes various free, ad-supported and subscription service offerings focused on various genres, including films, broadcast and original series, fitness and educational content.

Gaia’s position in the streaming video landscape is firmly supported by its wide variety of exclusive and unique content, which provides a complementary offering to other entertainment-based streaming video services. Our original content is developed and produced in-house in our state-of-the-art production studios near Boulder, Colorado. Over 90% of our content is exclusively available for streaming to virtually all devices that are connected to the Internet. By offering exclusive and unique content over a state-of-the-art streaming service, we believe we will be able to significantly expand our target subscriber base. Gaia believes the current size of our potential target market represents approximately 15% of the global population with access to broadband.

Competitive Strengths

We believe that we differentiate ourselves from our competition and have been able to grow our business through the following demonstrated unique competitive strengths:

Exclusive Content and Ubiquitous Access – We have amassed a library of unique content in which we hold exclusive worldwide streaming distribution rights and have established exclusive relationships with certain key talent in our areas of focus. Over 90% of our titles are exclusive to Gaia for streaming to our subscribers on virtually any Internet connected device.

Gaia Unplugged – We are able to leverage our content licensing and ownership advantage to enable “subscriber download” as part of our subscription. A Gaia subscription allows a subscriber to, without limitation, download and view titles in our library without being actively connected to the Internet as long as they remain a paying subscriber; a unique feature among large streaming-video providers.

Proprietary and Curated Content – Proprietary and curated content lies at the core of our business model. Our media offerings introduce customers to us and help establish us as an authority in the conscious media market. We intend to continue to expand our brand in the conscious media market, which incorporates inspirational and educational media. We believe we can become the leading source of media in these categories. Our in-house produced content represents approximately 80% of our subscribers viewing time. Our licensed content has terms ranging from 3 to 20 years. With the growth in demand for digital rights, we expect that our large library of produced and acquired content will be a key driver in our ability to grow efficiently and act as a hedge against the rising costs of digital rights.

International Rights – The strength of our proprietary content library created by our original content production strategy and unique approach to content licensing has provided us with a library of niche content in which we hold exclusive worldwide distribution rights, which we believe would be difficult to acquire in today’s market. By obtaining these rights, we have created a significant barrier to entry for competitors into our content niches and have given ourselves the potential to reach a worldwide subscriber base with no additional licensing costs. Based on current viewership, approximately 85% or our library is available worldwide.

Unique Subscriber Base – We believe that our unique and exclusive content allows us to cater to a subscriber base that traditional media companies have mostly ignored. We believe this subscriber base can be significantly expanded as more and more people begin accessing streaming content over the Internet.

Unique Content Strength – We believe that our unique focus, combined with our content exclusivity, positions us as a complementary service to larger streaming video providers who are primarily entertainment driven. In addition, this focus has allowed an opportunity for significant advantages:

•	Yoga, we have an established consumer brand, a vast library of popular content, content knowledge and expertise. With our expansion through the acquisition of My Yoga Online, we have furthered our lead in this category and have a strong edge on competitors.

•	Health & Longevity, we bring a unique focus to an otherwise crowded field. The channel empowers subscribers through programs about alternative and integrative medicines, holistic healing, and longevity practices, putting Gaia in the center of a rapidly growing market.

•	Spiritual Growth, we deliver years of experience and content, including Spiritual Cinema Circle, through which we have licensed hundreds of films in this category. Our original program hosts interview thought leaders in the Spiritual Growth community, adding to the credibility of the channel.

•	Seeking Truth, Gaia offers category-leading talent which enables us to draw the most popular and authentic speakers, authors and scholars in the alternative media world.

Growth Drivers

Our core strategy is to grow our streaming subscription business domestically and internationally using the following drivers:

Investment in Streaming Content – We believe that our investment in streaming content leads to more subscriber viewing and awareness of our unique content. This leads to subscriber acquisition and revenue growth, which allows us to invest in more streaming content, which enables the growth cycle to continue. By investing in our in-house studios, digital asset management system and digital delivery platforms, we can produce and distribute new digital content at low incremental costs. With our end-to-end production capabilities and unique, exclusive, relationships with thought leaders in our areas of focus, we can develop content much more efficiently than our competitors.

Continuous Service Improvements – We have found that incremental improvements in our service and quality enhance our subscriber satisfaction and retention. We continue to refine our technology, user interfaces, and delivery infrastructure to improve the customer experience. For example, using our licensed “adaptive streaming” technology we automatically and constantly optimize the streaming bit-rate to each user’s Internet bandwidth. This minimizes loading and buffering times, delivering the best click-and-watch experience.

Overall Adoption and Growth of Internet TV – Domestically, cable TV subscribers have been declining, while the demand for digital content services has continued to grow. We believe these changes stem from consumers desire for more control and freedom in their ability to watch what they want, when they want, where they want, and how they want. We believe Gaia provides this control and freedom demanded by the market today.

Future of the Consumer Electronic Ecosystem: “Internet on Every Screen” – Gaia is now accessible on a broad array of devices, including, but not limited to: Roku, Apple TV, Google TV, iPad, iPhone, Android devices including phones, tablets and Amazon Fire, laptops, desktop computers and TVs through an HDMI cord. Through this accessibility, we believe that we enhance the value of our service to subscribers as well as position ourselves for continued growth as Internet and mobile delivery of content becomes more popular.

International Market Expansion – We believe the international streaming segment represents a significant long-term growth opportunity for us as people around the world begin to adopt the viewing behaviors of the US market. Our exclusive worldwide streaming rights allow us to expand internationally by adding foreign language support to our service without having to invest in local foreign operations. Today, over 20% of our subscribers are outside of the United States.

Complement our Existing Business with Selective Strategic Acquisitions – Our growth strategy is not solely dependent on acquisitions. However, we will consider strategic acquisitions that complement our existing business, increase our content library, expand our geographical reach, and add to our subscriber base. We will focus on companies with unique media content, a strong brand identity and customer databases that augment our existing databases.

Marketing

We market Gaia through various channels, including organic search, paid search, digital advertising, email marketing, social media, retargeting, affiliate marketing, broad-based media, such as targeted video ads, as well as various strategic partnerships. In connection with marketing Gaia, we offer the first month for $0.99 to new subscribers. Rejoining subscribers are an important source of subscriber additions, many of which come back to Gaia.com after receiving special offers via email.

We maintain a websites at www.gaia.com. The website address has been included only as a textual reference. Our website and the information contained on that website, or connected to that website, are not incorporated by reference into this information statement. We have changed our principal marketing url to www.gaia.com from www.gaiamtv.com. We will maintain www.gaiamtv.com as a redirect url.

History

We started our first subscription club in 2007 with our acquisition of a controlling interest in Spiritual Cinema Circle, Inc. For an additional fee, Spiritual Cinema Circle now provides subscribers with a monthly curated selection of inspirational films. From 2007 through the present date, we have operated this component of our subscription services business which distributes our unique content to our subscribers via physical distribution of a monthly DVD with a curated selection of content.

We expanded the number of conscience media titles available to our subscription services with our acquisition of the entire content library of Wisdom Television. Wisdom historically operated for 20 years as a cable and satellite channel. With approximately $100 million invested before our acquisition, Wisdom was the only TV channel that remained dedicated, year after year, to conscience media and with our acquisition of their digital medial library we expanded our unique library content directed at independent and progressive thinkers.

Beginning in 2009, with the growth of new technology allowing for digital distribution of video content, we saw an opportunity to expand our subscription through the new digital distribution channel which was being developed. We saw that a digital subscription model would allow us to provide a significantly more robust content offering to our subscriber base. Accordingly, we began to focus our investments in our subscription business on growing our offering of unique digital video content and developing a technology platform to distribute that content to our subscribers. From 2009 through the present date, we have made significant investments in our technology platform including our streaming video on demand capabilities, user interface and extension of our streaming service to even more Internet-connected devices.

In fall 2011, through the efforts that began with our investments in our video technology in 2009, we expanded our subscription offering to include a streaming video service available through our www.gaia.com website. In late 2012 we brought our streaming video service out of beta-test status, and we now focus our efforts on growing our streaming subscription services domestically and internationally by expanding our streaming content, enhancing our user interface and extending our streaming content to even more Internet connected devices. Our expansion into the streaming video space has allowed us to significantly increase the number of titles available to our subscription audience and expand or original audience to include those customers interested in a streaming video service.

In 2011, we further invested in our subscription business video content library by building our Gaia studios on our campus. These studios enable us to conduct, produce and edit content in-house and on site, near Boulder, Colorado.

In 2012, we further expanded our subscription library content through our acquisition of a small online media portal dedicated to sharing cutting-edge spiritual and scientific information with an international online community. With this strategic acquisition we expanded our unique library with content directed at viewers interested in the edges of consciousness and science.

In October 2013, we further expanded the digital yoga content available to our subscribers, and expanded our presence and subscriber base in the yoga community through our acquisition of My Yoga Online, the largest streaming yoga media service in Canada.

With the coalescence of these investments and expansions, Gaia has grown its original physical distribution subscription business into a cutting edge digital distribution subscription business focused on our unique media content. In addition we have consolidated a grouping of specialized media content of particular interest to our unique consumer base under our Gaia brand.

These investments in and expansions of our original subscription business have been instrumental to our ability to implement our strategic goal to grow our subscription business by expanding our streaming video on demand capabilities and to expand our unique content of transformational media, intended to awaken and inspire viewers around the world.

Regulatory Matters

A number of existing and proposed laws restrict disclosure of consumers’ personal information, which may make it more difficult for us to generate additional names for our direct marketing, and restrict our ability to send unsolicited electronic mail or printed materials. Although we believe we are generally in compliance with current laws and regulations and that these laws and regulations have not had a significant impact on our business to date, it is possible that existing or future regulatory requirements will impose a significant burden on us.

Competition

While our content offering is unique, the market for subscription based content delivered over the Internet is intensely competitive and subject to rapid change. Many consumers maintain simultaneous relationships with multiple providers and can easily shift spending from one provider to another. We are a focused provider within the streaming video market that is able to compete by providing exclusive content that is available on almost any device.

Our principal competitors vary by world geographic region and include multichannel video programming distributors, Internet-based movie and TV content providers, including those that provide legal and illegal (pirated) streaming video content. We believe that due to the exclusivity of our content, we are positioning ourselves as a complementary service to large general content providers such as television broadcasters, cable television channels, and streaming services such as Netflix, Amazon Prime, Hulu Plus and HBO Go. For example over 50% of our U.S. subscribers also subscribe to Netflix.

Seasonality

Our member growth exhibits a seasonal pattern that reflects variations when consumers buy Internet-connected devices and, as a result, tend to increase their viewing, similar to those of traditional TV and cable networks. Our member growth is generally greatest in the fourth and first quarter (October through March), and slowest in the May through August period. As we expand internationally, we expect regional seasonality trends to demonstrate more predictable seasonal patterns as our service offering in each market becomes more established and we have a longer history to assess such patterns.

Employees

As of January 31, 2016, we had approximately 75 employees, all of which are full-time employees. None of our employees are covered by a collective bargaining agreement.

Intellectual Property and Other Proprietary Rights

We regard our trademarks, service marks, copyrights, domain names, trade secrets, proprietary technologies and similar intellectual property as important to our success. We use a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect our proprietary intellectual property. We have a license to use the name “Gaia” from Gaiam, Inc. under the terms of the license agreement described under the heading “Our Relationship with Gaiam, Inc. After the Spin-Off—License Agreements.” Our ability to protect and enforce our intellectual property rights is subject to certain risks and from time to time we encounter disputes over rights and obligations concerning intellectual property. We cannot provide assurance that we will prevail in any intellectual property disputes. We have changed our principal marketing url to www.gaia.com from www.gaiamtv.com. We intend to maintain www.gaiamtv.com as a redirect url.

Status as an Emerging Growth Company and Smaller Reporting Company

As a company with less than $1 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. For as long as a company is deemed to be an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	an exemption from compliance with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from compliance with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	an exemption from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain shareholder approval of any golden parachutes not previously approved.

We have elected to take advantage of the extended transition period with respect to new or revised financial accounting standards described in the second bullet above. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act;

•	the last day of the fiscal year in which our total annual gross revenues exceed $1 billion;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the date on which we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

In addition, we qualify as a “smaller reporting company” under the Exchange Act. As a smaller reporting company, we enjoy many of the same exemptions as emerging growth companies, and those exemptions would continue to be available to us even after the emerging growth company status expires if we still are a smaller reporting company at such time.

OTHER INFORMATION

We were incorporated in Colorado in 2006. Our principal executive offices are located at 833 West South Boulder Road, Louisville, Colorado 80027 and our telephone number is (303) 222-3999.

DESCRIPTION OF PROPERTY

Effective as of January 1, 2015, Gaiam, Inc. transferred and contributed to Gaia 100% of the ownership interests of Boulder Road LLC, a Colorado limited liability company, which owns real property located at 833 West South Boulder Road, Louisville, Colorado 80027 (the “Boulder Road Property”). The Boulder Road Property is the location of Gaia’s operations, and consists of land and office building space totaling approximately 150,000 square feet. Approximately 128,419 square feet of the office building space is rented to third party tenants, including Gaiam, Inc., who occupies 40,964 square feet of the office building space pursuant to a lease between Boulder Road LLC and Gaiam, Inc.’s wholly-owned subsidiary Gaiam Americas, Inc. See “Our Relationship with Gaiam, Inc. after the Spin-Off—Lease of Boulder Road Property.”

LEGAL PROCEEDINGS

From time to time we are involved in various legal proceedings that we consider to be in the normal course of business. We do not believe that any of these proceedings will have a material adverse effect on our business.

MANAGEMENT

Directors

The following table sets forth the names and ages of the individuals who are expected to serve on our board of directors following the distribution. The nominees will be presented to our sole shareholder, Gaiam, Inc., for election before the separation. Kristin Frank and Chris Jaeb are expected to resign as directors of Gaiam, Inc. at the time of the separation.

Name	Age	Position

Jirka Rysavy	62	Chairman of the Board of Directors and Chief Executive Officer

Kristin Frank	48	Director

Chris Jaeb	54	Director

Wendy Schoppert	48	Director

David Maisel	53	Director

Jirka Rysavy – He has been Gaia’s Chairman and Chief Executive Officer since our formation in 2006. He has been the Chairman of Gaiam, Inc. since its inception and served as the full-time Chief Executive Officer of Gaiam, Inc. from December 1998 to March 2009. In 1986, Mr. Rysavy founded Corporate Express, Inc., which, under his leadership, grew to become a Fortune 500 company supplying office and computer products and services. He was its Chairman and Chief Executive Officer until 1998. Mr. Rysavy also founded and served as Chairman and Chief Executive Officer of Crystal Market, a health foods concept, which was sold in 1987 to become the concept and first Wild Oats Markets store. Mr. Rysavy also served as the Chairman of Real Goods Solar, Inc., an entity Gaiam founded in 1999. Mr. Rysavy resigned from the board of Real Goods Solar, Inc. in June 2013 after Gaiam, Inc. sold the majority of its investment in Real Goods Solar, Inc.

Our board of directors believes that Mr. Rysavy brings to the board of directors significant senior leadership, strategic focus, business development, sales and marketing and international experience from his past business experience in senior management roles and as a founder of several successful businesses.

Kristin Frank – She has served as a director of Gaiam, Inc. since October 2013. Ms. Frank has a long career at Viacom, a global entertainment company, where she currently serves as Executive Vice President of Viacom Music and Entertainment’s Connected Content division, with general management responsibilities for MTV, VH1 and LOGO TV. In this capacity, Ms. Frank was responsible for the digital oversight of the 2015 MTV Video Music Awards, which generated 73 million views across digital media platforms. Previously, from 2009 to 2012, Ms. Frank served as General Manager for MTV and VH1 Digital where she was instrumental to MTV’s growth to 210 million fans on Facebook. From 2005 to 2009 she served as Chief Operating Officer at LOGO TV. From 1996 to 2005 she has held multiple positions at Viacom Media Networks including serving as Senior Vice President, Multiplatform Distribution at LOGO TV as well as Regional Vice President, MTV Networks Content Distribution and Marketing Group overseeing distribution strategy for MTV, VH1, CMT, VH1 Classic, MTV 2 and Logo.

The board of directors believes that Ms. Frank brings to the board of directors significant experience with management, operations, branding, digital content delivery and social media.

Chris Jaeb – He has served as a director of Gaiam, Inc. since October 2013. Since 2007, Mr. Jaeb has served as the Chief Executive Officer of Common Ground Kauai, a sustainable resource center he founded. In 2006 he co-founded, and until 2010, served as the President of Malama Kauai, a Hawaii based nonprofit organization. In 1995, Mr. Jaeb co-founded AudioNet (previously Cameron Broadcasting Systems), an Internet-based aggregator of digital media, which changed its name to Broadcast.com prior to its initial public offering in 1998. In 1999 Broadcast.com was sold to Yahoo for $5.4 billion. In 1995 Mr. Jaeb founded eAds, the first fee per click advertising company on the Internet.

In addition to Mr. Jaeb’s entrepreneurial experience, the board of directors believes that he brings to the board of directors a strong understanding of Internet marketing operations and the business aspect of sustainable living.

Wendy Schoppert – She has served as a director of Gaiam, Inc. since October 2013. From April 2005 to February 2014, Ms. Schoppert served on the Senior Executive Team of Select Comfort, the manufacturer, marketer, retailer and servicer of the Sleep Number® line of beds, where she held the positions of Executive Vice President and Chief Financial Officer, Chief Information Officer, interim Chief Marketing Officer and Senior Vice President of International and New Channel Development. Prior to joining Select Comfort, Ms. Schoppert led US Bank’s Private Asset Management team and served as Head of Product, Marketing & Corporate Development for the bank’s asset management division. She began her career in the airline industry, serving in various financial, strategic, and general management leadership positions at American Airlines, Northwest Airlines and America West Airlines. Ms. Schoppert serves on the board of Big Lots, Inc., a retailer, and Nina Hale Inc., a digital marketing agency, and she is also a member of Cornell University’s “President’s Council of Cornell Women.”

The board of directors believes that Ms. Schoppert brings to the board of directors vast experience in brand development and management, as well as significant senior financial leadership and expertise with the oversight of financial reporting and disclosure for public companies.

David Maisel – He has been a Senior Advisor to Rovio, the owner of Angry Birds, since 2012 and is also currently the Executive Producer of the Angry Birds feature film. Since March 2007 he has served as Chairman of Marvel Studios. In late 2009, Mr. Maisel completed the sale of Marvel Entertainment to The Walt Disney Company for over $4 billion and left the company to become in 2011 Executive Producer of Iron Man, Captain America and Thor. From 2004 until 2011, Mr. Maisel was with Marvel Entertainment, Inc., where he started his career as President and Chief Operating Officer of Marvel Studios. At Marvel, Mr. Maisel was the architect for the creation of its $500 million film facility, and served as Vice President of Corporate Development in 2005 and Executive Vice President in 2006. From 2001 to 2003, Mr. Maisel headed up the Corporate Strategy and Business Development for Endeavor Talent Agency. He served as Managing Director of Chello Broadband in Europe from 1999 to 2001 and as President of Livent, Inc., a live theatrical production company, from 1998 to 1999. Before that, Mr. Maisel served as Director of Strategic Planning and Corporate Development for The Walt Disney Company, held positions with Creative Artist Agency and The Boston Consulting Group.

The board of directors believes that Mr. Maisel brings to the board of directors significant experience with management, production and marketing of content, investor relations, as well as significant senior financial leadership and expertise in corporate strategy and execution.

Structure of the Board of Directors and Director Independence

After the spin-off, we expect to have a board of directors initially consisting of five directors. Our bylaws will provide that the number of members will be fixed from time to time by the Chairman or by a majority vote of the board of directors. Our articles of incorporation and bylaws will provide that the board of directors will consist of a single class, with our directors being elected each year by a plurality of the votes cast at our annual meeting of shareholders. Our bylaws will provide that a director may be removed with or without cause by a majority vote of shareholders. We anticipate that our board of directors will consist of a majority of independent directors and that committees of our board of directors will consist solely of independent directors, as required by the NASDAQ market rules. In addition to having independent directors meeting the NASDAQ market definition of independence, our board of directors may set its own standards of independence. We expect that our board of directors will determine that four of our non-employee directors satisfy NASDAQ market standards to qualify as independent directors as well as any additional independence standards that may be established by the board of directors. All such independence standards will be posted on our website at www.gaia.com. The website address has been included only as a textual reference. Our website and the information contained on that website, or connected to that website, are not incorporated by reference into this information statement. Mr. Rysavy is expected to serve as the Chairman of our board of directors.

Committees of the Board of Directors

At the time of the distribution, we anticipate that the board of directors will have two standing committees: audit and compensation. Assignments to, and chairs of, the committees are selected by the board of directors. Each of these committees will operate under a charter approved by the board of directors. The charters will be posted on our website at www.gaia.com, and we will provide a copy of the charters to shareholders upon request. All committees will report on their activities to the board of directors. The website address has been included only as a textual reference. Our website and the information contained on that website, or connected to that website, are not incorporated by reference into this information statement.

Nominations for directors will be made by our full board of directors or by Mr. Rysavy as majority shareholder. Gaia will be exempt from NASDAQ rules with respect to nominating committees because Gaia will be deemed to be a controlled company on the basis of Mr. Rysavy’s control of more than 50% of Gaia’s voting power. Our bylaws will set forth certain procedures that will be required to be followed by non-majority shareholders in nominating persons for election to our board of directors. Generally for non-majority shareholder nominations, written notice of a proposed nomination is required to be received by Gaia’s corporate Secretary no later than the 90th day, or earlier than the 120th day before the anniversary of the preceding year’s annual meeting.

Audit Committee. Our audit committee will be responsible for the appointment, compensation and oversight of Gaia’s auditor and for approval of any non-audit services provided by the auditor. Our audit committee will also oversee: (i) management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and disclosure practices; (ii) management’s establishment and maintenance of processes to assure that an adequate system of internal control over financial reporting is functioning; and (iii) management’s establishment and maintenance of processes to assure our compliance with all laws, regulations and company policies relating to financial reporting. The initial members of the audit committee are expected to be Ms. Frank, Ms. Schoppert and Mr. Maisel, each of whom is expected to be independent within the meaning of the rules of the NASDAQ market and applicable SEC rules. Ms. Schoppert is expected to serve as the chair of the committee. We expect that Ms. Schoppert will qualify as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Compensation Committee. Our compensation committee will establish compensation amounts and policies applicable to our executive officers, establishes salaries, bonuses and other compensation plans and matters for Gaia’s executive officers and administer Gaia’s stock option plans and employee stock purchase plan. The initial members of the compensation committee are expected to be Ms. Frank, Ms. Schoppert and Mr. Jaeb, each of whom is expected to be independent under NASDAQ listing standards. Ms. Frank is expected to serve as the chair of the committee.

Executive Officers

The following table sets forth the names, ages and anticipated titles of the individuals who are expected to serve as our executive officers following the distribution. All of the individuals set forth below, other than Mr. Rysavy, are currently full-time employees of Gaiam, Inc or its subsidiaries. After the distributions, none of the individuals set forth below, other than Mr. Rysavy, will be employed by Gaiam, Inc. or any of its subsidiaries. Mr. Rysavy currently serves as Chairman of the board of directors of Gaiam, Inc. and we expect that he will continue in that role after the completion of the spin-off. Biographical information about Mr. Rysavy is set forth above under “Management – Directors.”

Name	Age	Position

Jirka Rysavy	62	Chairman and Chief Executive Officer

Brad Warkins	47	President and Chief Operating Officer

Paul C. Tarell, Jr.	34	Chief Financial Officer

Jaymi Bauer	45	Chief Marketing Officer

Brad Warkins – He has served as Gaia’s Chief Operating Officer since December 2013 and was promoted to serve as Gaia’s President in February 2015. Mr. Warkins previously held the position of Vice President of Gaiam, Inc. from 2007 to November 2013, responsible for the Subscription Business. From 1999 until 2007 he served as President of Conscious Media, Inc., a company majority owned by Gaiam, Inc., and purchased by Gaiam, Inc. in 2007.

Paul C. Tarell, Jr. – He has served as Gaia’s Chief Financial Officer since May 2014. He previously served as Gaia’s Vice President of Finance since September 2013. From January 2012 until August 2013, Mr. Tarell was Vice President of Finance and Operations of SET Media, Inc. (acquired by Conversant, Inc.), an online video technology company. From October 2010 until March 2012, Mr. Tarell was Senior Director of Finance at Velti, Inc., a mobile advertising technology company. From 2005 until September 2010, Mr. Tarell was a licensed CPA in California, working in public practice at Armanino LLP.

Jaymi Bauer – She has served as Gaia’s Chief Marketing Officer since June 2014. From October 2013 to June 2014, Ms. Bauer founded and served as Chief Executive Officer of the marketing firm, Nectarly Consulting. From 2002 until October 2013 she served as Senior Director of Global Product Marketing, in charge of launching Xbox, for Microsoft Corporation and previously, she served as Director of Marketing of Microsoft Corporation, in charge of TV, Music and Video Business. From 1994 until 1999 she served in various capacities at Vivendi Universal Games including Global Brand Manager.

Family Relationships

None.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in Item 401(f) of Regulation S-K.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain information concerning the compensation awarded to, earned by or paid to the individuals who we expect will be our “named executive officers” following the distribution for the fiscal years ended December 31, 2015 and 2014. We expect that our named executive officers will consist of our Chairman and Chief Executive Officer and three other individuals serving as our executive officers and who, based on employment with Gaiam, Inc., were the most highly compensated executive officers, other than our Chairman and Chief Executive Officer, during the year ended December 31, 2015. All of the information included in this table reflects compensation awarded to, earned by or paid to the named executive officers for services rendered to Gaiam, Inc. and its subsidiaries, including Gaia. Unless the context suggests otherwise, references to “stock options” mean options to purchase Gaiam, Inc.’s Class A common stock. Amounts shown are for the individuals in their last position with Gaiam, Inc. and do not necessarily reflect the compensation these individuals will earn in their new capacities as our executive officers.

Name and principal position	Year	Salary (3) ($)	Bonus (3) ($)	Option awards (4) ($)	All other compensation (5) ($)	Total ($)
Jirka Rysavy (1)	2015	$464,423	—	—	$1,500	$465,923
Chairman and Chief Executive Officer	2014	$95,788	—	—	—	$95,788

Brad Warkins (2)	2015	$255,384	$100,000	—	$2,077	$357,461
President and Chief Operating Officer	2014	$255,561	—	$205,647	$1,084	$462,293

Paul C. Tarell, Jr. (2)	2015	$210,538	$70,000	—	$3,000	$283,538
Chief Financial Officer	2014	$207,269	—	—	$18,991	$226,260

Jaymi Bauer	2015	$253,846	$53,000	—	$3,000	$309,846
Chief Marketing Officer	2014	$134,615	$25,000	$139,477	$29,149	$328,241

(1)	Mr. Rysavy has served as our Chairman and Chief Executive Officer and a director since our formation in 2006. He served as Gaiam, Inc.’s Chief Executive Officer until March 2009 and continues to serves as Gaiam, Inc.’s Chairman. Mr. Rysavy is Gaiam, Inc.’s largest shareholder and is expected to be our largest shareholder following the distribution. Gaiam, Inc.’s board of directors approved an annual base salary of $450,000 for Mr. Rysavy for 2014; however, he voluntarily reduced his rate.
(2)	Mr. Tarell became Chief Financial Officer in May 2014. Mr. Warkins became Chief Operating Officer in December 2013 and was promoted to President in February 2015.
(3)	The Salary and Bonus columns represent amounts when earned and, because of the timing of payments, do not represent amounts paid during each presented year. The annual salary for each named executive officer as of December 31, 2015 was $475,000 for Mr. Rysavy (see footnote 1); $230,000 for Mr. Tarell; $285,000 for Mr. Warkins; and $275,000 for Ms. Bauer. Gaiam, Inc. generally gives bonuses at the discretion of its board of directors’ compensation committee and Gaiam, Inc. generally pays bonuses between February and June of the year following the year earned. For 2015, bonuses were paid in December 2015 at the discretion of the board of directors. For 2014, Mrs. Bauer received a relocation bonus connected to her offer of employment. No additional bonuses were awarded for 2014.
(4)	The amounts in the Option Awards column reflect the grant date fair value awards given to Mr. Tarell, Ms. Bauer and Mr. Warkins during 2014, computed in accordance with FASB ASC Topic 718. These awards were issued pursuant to Gaiam, Inc.’s 2009 Long-Term Incentive Plan. Mr. Rysavy has requested from Gaiam, Inc. that he not receive any options. At Mr. Rysavy’s request, Gaiam, Inc. has not awarded him any option awards in the last ten years. Assumptions used in the calculation of the amounts are included in footnote 8 to our consolidated financial statements, included elsewhere in this information statement. There were no option grants made during 2015.

(5)	All Other Compensation includes for Mr. Warkins for 2014 and 2015 the cash payout of $1,084 and $577, respectively, of 401(k) company match and for 2015 the cash payout of $1,500 for a cell phone allowance. The amount for Mr. Tarell for 2014 includes a cash payout of $17,491 as a moving reimbursement, for 2014 and 2015 includes the cash payout of $1,500 of 401(k) company match, and for 2015 the cash payout of $1,500 for a cell phone allowance. The amount for Ms. Bauer for 2014 includes a cash payout of $27,650 as a moving reimbursement, for 2014 and 2015 includes the cash payout of $1,500 of 401(k) company match and for 2015 the cash payout of $1,500 for a cell phone allowance. The amount for Mr. Rysavy for 2015 includes the cash payout of $1,500 for a cell phone allowance.
(6)	This table does not reflect any grant date fair value for restricted stock units granted under the Gaia, Inc. Long-Term Deferred Equity Plan. Given the performance vesting provisions of those awards, the fair value will be determined upon the completion of the spin-off and recognized ratably for the remainder of the vesting period.

Risk Assessments

With respect to risk related to compensation matters, we expect that our compensation committee will consider, in establishing and reviewing our executive compensation program, whether the program encourages unnecessary or excessive risk taking. Our executive officers’ base salaries are fixed in amount and thus do not encourage risk-taking. Bonuses are capped and are tied to overall business unit and corporate performance. We expect that a portion of compensation provided to the executive officers will be in the form of stock options that are important to help further align executives’ interests with those of our shareholders. We expect that our compensation committee will find that these awards do not encourage unnecessary or excessive risk-taking, as the value of the stock options fluctuate dollar for dollar with our stock price and do not represent significant downward/upward risk and reward.

Outstanding Equity Awards at Fiscal Year-End

Gaia had not awarded any stock options as of December 31, 2015. However, in connection with the spin-off, holders of options to purchase shares of Gaiam, Inc.’s Class A common stock who are employees or non-employee directors of Gaiam, Inc. on the record date for the distribution will receive options to purchase shares of our Class A common stock. For an explanation of the treatment of outstanding equity awards, see “The Spin-Off—Effect of the Spin-Off on Gaiam, Inc.’s Outstanding Equity Awards.” The new Gaia options will be subject to the terms and conditions of the Gaia, Inc. 2015 Long-Term Incentive Plan which we expect to adopt before the spin-off and which is discussed in greater detail in “Executive Compensation—Gaia, Inc. 2015 Long-Term Incentive Plan,” included elsewhere in this information statement. The following table provides certain summary information concerning outstanding Gaiam, Inc. equity awards held by the executive officers named above in the Summary Compensation Table as of December 31, 2015.

	Option Awards
Name	Number of securities underlying unexercised options (#) Exercisable (1)	Number of securities underlying unexercised options (#) Unexercisable (1)	Option exercise price ($) (1) (2)	Option expiration date (1)

Jirka Rysavy	—	—	—	—

Paul C. Tarell Jr.	10,200	19,800	$5.03	9/16/2023

Brad Warkins	15,000	—	$5.00	1/15/2016
	20,000	—	$5.66	5/20/2016
	8,000	17,000	$6.18	10/30/2023
	13,000	37,000	$7.71	11/4/2024

Jaymi Bauer	4,800	25,200	$7.82	6/16/2024

(1)

This table reflects the status of option awards granted by Gaiam, Inc. pursuant to its 2009 Long-Term Incentive Plan. The options vest and become exercisable at 2% per month over the 50 months beginning either (i) in the 11th month after date of grant, or (ii) in the first full month after the date of grant. The exercise price of the options is equal to or greater than the closing stock market price of Gaiam, Inc.’s Class A common stock on the date of grant. Options granted before 2011 expire seven years from the date of grant. Options granted during 2011 and thereafter expire ten years from the date of grant. Assumptions used in the calculation of the amounts are included in footnote 8 to our consolidated financial statements, included elsewhere in this information statement.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

We do not have employment agreements or change of control agreements with any of our executive officers. Our directors, officers, and managers are required to sign a confidentiality agreement and, upon receiving a stock option grant, a two-year non-compete agreement commencing with the date they leave our company.

Gaia, Inc. Long Term Deferred Equity Compensation Plan

On February 26, 2015, our board of directors and Gaiam, Inc., in its capacity as our sole shareholder, approved the Gaia, Inc. Long-Term Deferred Equity Plan (the “deferred equity plan”), to be administered by the compensation committee of Gaia’s board of directors. The compensation committee or the board of directors will have the power and authority to grant eligible persons restricted stock units (“RSUs”) under the deferred equity plan and to determine the terms and conditions under which any awards are made. The purpose of the plan is to help align the interests of eligible participants with those of our current and future shareholders and to help attract, retain and motivate key personnel upon whose judgment, initiative and effort the successful conduct of Gaia’s business is dependent. The aggregate number of shares with respect to which the awards of RSUs may be issued or delivered under the deferred equity plan may not exceed 249,616 shares of our Class A common stock. If any award is canceled, forfeited, or otherwise terminated, any shares of our Class A common stock that would otherwise have been issuable pursuant to such awards will be available for issuance under new awards.

Each grant of RSUs made under the deferred equity plan will be made pursuant to the terms of individual restricted stock unit award agreements. Pursuant to the adopted form agreement, the recipient is entitled to receive one share of our Class A common stock upon vesting. The RSUs will vest on such date as provided in the agreement, provided that (a) the spin-off has occurred by that date, and (b) the recipient is still an employee or director of the Company on such date. The RSUs will be automatically forfeited and of no further force and effect if (a) the spin-off has not occurred on or before the vesting date, or (b) if the recipient’s employment terminates for any reason before such date, including, but not limited to, involuntary termination. The holder of an RSU will have no dividend, voting or any other rights as a shareholder with respect to any RSUs. However, if we declare a dividend on our Class A common stock, the holder of an RSU shall be credited with an additional number of RSUs equal to (a) the number of RSUs held on such record date, multiplied by (b) the amount paid as a dividend on each share of Class A common stock, divided by the fair market value of a share of our Class A common stock on the record date. Payment with respect to vested RSUs shall be made in shares of our Class A common stock within 60 days following the date on which such RSUs vested. By entering into the restricted stock unit agreements, each of the recipients agrees to certain non-disparagement, confidentiality, noncompetition and non-solicitation covenants.

In anticipation of the spin-off, on February 26, 2015 our board of directors granted RSUs for 173,976 shares of Class A common stock under the deferred equity plan to certain of our officers and employees. In connection with the grants, each recipient entered into an individual restricted stock unit award agreement with Gaia, in the form and with the terms described above. Subject to the conditions described above, each of the RSUs will vest on March 16, 2020. Given the performance vesting provisions of these awards, the fair value of these awards will be determined upon the completion of the spin-off and recognized over the remaining vesting period. The following table sets forth the number of RSU’s granted to the individuals that we expect to serve as our executive officers after the spin-off:

Name	RSU Awards
Paul C. Tarell Jr.	28,995
Brad Warkins	42,022
Jaymi Bauer	35,018

Gaia, Inc. 2015 Long-Term Incentive Plan

In connection with the spin-off, it is expected that Gaia will adopt the Gaia, Inc. 2015 Long-Term Incentive Plan (the “incentive plan”) which will be administered by the compensation committee of Gaia’s board of directors. The incentive plan’s terms are substantially similar to the terms of the Gaiam, Inc. 2009 Long-Term Incentive Plan. The compensation committee will have the full power and authority to grant eligible persons the awards described below and to determine the terms and conditions under which any awards are made. The incentive plan is designed to provide additional remuneration to certain employees and independent contractors for exceptional service and to encourage their investment in Gaia. The compensation committee may grant any combination of awards, including, but not limited to stock options, stock appreciation rights, restricted stock, restricted stock units, performance grants, or any combination of the foregoing under the incentive plan (collectively, the “awards”). The maximum number of Class A shares of our common stock with respect to which awards may be granted is             , subject to anti-dilution and other adjustment provisions of the incentive plan. If any Class A Shares issued as restricted stock, restricted stock units, or otherwise subject to repurchase or forfeiture rights are required by Gaia pursuant to such rights, or if any award is canceled, terminates, or expires unexercised, any shares of our Class A common stock that would otherwise have been issuable pursuant to such awards will be available for issuance under new awards. With limited exceptions, under the incentive plan, no person may be granted in any calendar year awards covering more than              shares of our Class A common stock, subject to anti-dilution and other adjustment provisions of the incentive plan. Shares of our Class A common stock issuable pursuant to awards will be made available from authorized but unissued shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the expected securities authorized for issuance under our equity compensation plans following the spin-off. As applicable, we based the values included in the table below on the actual number of awards issued to date by Gaia to its officers and employees and the number of Gaiam, Inc.’s securities to be issued upon exercise of outstanding options on             ,     , giving effect to a distribution where each holder of Gaiam, Inc.’s options will receive options to purchase shares of the corresponding series of our Class A common stock as explained in greater detail in “The Spin-Off—Effect of the Spin-Off on Gaiam, Inc.’s Outstanding Equity Awards,” included elsewhere in this information statement.

The actual number of options to purchase shares of our Class A common stock will be determined on the record date.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders

Gaia, Inc. Long-Term Deferred Equity Compensation Plan	173,976		75,640

Equity compensation plans not approved by security holders (1)

Gaia, Inc. 2015 Long-Term Incentive Plan

Total

(1)	The plan will be approved by Gaiam, Inc. in its capacity as the sole shareholder of Gaia prior to the spin-off.

DIRECTOR COMPENSATION

Director Compensation Policy

In 2014, Gaiam, Inc. paid its directors who were not employees of Gaiam, Inc. or its affiliates a fee of $5,000 for each in-person meeting of its board of directors that they attended, and a fee of $2,000 for each telephonic meeting of the board of directors attended. In addition, non-employee directors were paid a fee of $2,000 for attendance at each committee meeting and $1,000 for each telephonic committee meeting attended. Non-chair members of each standing committee received an annual fee of $5,000 and chairpersons of each standing committee received an annual fee of $10,000. Ms. Frank and Ms. Schoppert elected to receive a portion of their 2014 compensation in shares of Gaiam Class A common stock and a portion in cash, and Mr. Jaeb elected to receive cash compensation.

Following the spin-off, we expect to adopt the same compensation structure for our directors. The amount and timing of any equity-based compensation to be paid to our directors following the spin-off (other than awards issued pursuant to the reorganization agreement) will be determined by our board of directors. We expect that any equity awards granted to our non-employee directors will be granted pursuant to the Gaia, Inc. 2015 Long-Term Incentive Plan.

Director Compensation Table

The following table contains compensation information concerning the 2015 compensation awarded by Gaiam, Inc. to its non-employee directors who are expected to become, following the spin-off, non-employee directors of Gaia. All of the information included in this table reflects compensation awarded to, earned by or paid to the directors for services rendered to Gaiam, Inc. and its subsidiaries, including Gaia. Unless the context suggests otherwise, references to “stock options” mean options to purchase Gaiam, Inc.’s Class A common stock. Amounts shown are for the individuals in their last position with Gaiam, Inc. and do not necessarily reflect the compensation these individuals will earn in their new capacities as our directors. David Maisel is not included in the following table because Mr. Maisel has never served as a director of Gaiam, Inc.

Name	Fees earned or paid in cash (2)	Stock awards (1)(2)(3)	Total

Kristin Frank	$31,500	$6,502	$38,002

Chris Jaeb	$33,000	—	$33,000

Wendy Schoppert	$24,500	$9,498	$33,998

(1)	Amounts in the Stock Awards column reflect the aggregate grant date fair value of awards granted during 2015 and have been computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of the amounts are included in footnote 8 to our consolidated financial statements, included elsewhere in this information statement.
(2)	Amounts in the Fees Earned or Paid in Cash and Stock Awards columns include fees for services rendered during 2015, some of which were not administratively paid or issued until 2016.

(3)	During the fiscal year ending December 31, 2015, Ms. Frank and Ms. Schoppert received stock awards in lieu of cash totaling 892 shares and 1,303 shares, respectively. Ms. Frank, Mr. Jaeb, and Ms. Schoppert do not have any outstanding option awards at years end.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are beneficially owned by Gaiam, Inc. Following the spin-off, Gaiam, Inc. will not own any shares of our common stock, which will be issued to our shareholders as either Class A common stock or Class B common stock. The following table provides information with respect to the anticipated beneficial ownership of our common stock, following consummation of the distribution, by: (i) each person (or group of affiliated persons) who is expected to beneficially own more than 5% of our outstanding common stock; (ii) each person expected to serve on our board of directors as of the distribution date; (iii) each person expected to be a named executive officer; and (iv) all of our executive officers and directors as a group.

Except as otherwise noted below, we based the share amounts included in the table on each person’s beneficial ownership of Gaiam, Inc. common stock on February 12, 2016, giving effect to a distribution ratio where each holder of Gaiam, Inc.’s Class A common stock will receive one share of our Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such holder at the close of business on the record date of the distribution, and each holder of Gaiam, Inc.’s Class B common stock will receive one share of our Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such holder at the close of business on the record date of the distribution. The distribution is explained further in “The Spin-Off—Background for the Spin-Off” included elsewhere in this information statement. Please note that these numbers will be updated in our final filing to reflect any equitable adjustments made to stock options and restricted stock units, as described elsewhere in this information statement.

To the extent our directors and executive officers own Gaiam, Inc.’s Class A or Class B common stock on the record date, they will participate in the distribution on the same terms as other holders of Gaiam, Inc. Class A and Class B common stock.

We estimate that immediately following the spin-off, and based on 19,130,681 shares of Gaiam, Inc.’s Class A common stock and 5,400,000 shares of Gaiam, Inc.’s Class B common stock outstanding on February 12, 2016, approximately 3,826,136 shares of our Class A common stock and 1,080,000 shares of our Class B common stock would be issued and outstanding. The actual number of shares of both classes of our common stock outstanding following the spin-off will be determined on the record date.

Title of Class of Common Stock	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)	Percent of All Classes of Common Stock (3)
Class A	Prentice Capital Management, LP (4)	513,265	13.41%	10.46%
	Michael Zimmerman (4)	515,606	13.48%	10.51%
	Columbia Wanger Asset Management, LLC (5)	454,255	11.87%	9.26%
	Royce & Associates, LLC (6)	420,857	11.00%	8.58%
	Financial & Investment Management Group, Ltd (7)	326,523	8.53%	6.66%
	Jirka Rysavy (8)	1,149,737	30.05%	23.43%
	Paul C. Tarell, Jr. (9)	2,520	0.07%	0.05%
	Brad Warkins (10)	18,400	0.48%	0.37%
	Jaymi Bauer (11)	1,440	0.04%	0.03%
	Kristin Frank (12)	1,587	0.04%	0.03%
	Chris Jaeb	0	0.00%	0.00%
	Wendy Lee Schoppert (13)	2,194	0.06%	0.04%
	David Maisel	0	0.00%	0.00%
	Paul Sutherland (7)	333,687	8.72%	6.80%
	All directors and officers as a group (8 persons)	1,509,565	39.29%	30.67%
Class B	Jirka Rysavy (8)	1,080,000	100.00%	100.00%
	All directors and officers as a group (8 persons)	1,509,565	39.29%	30.67%

*	Indicates less than one percent ownership.
(1)	This table is based upon information supplied by officers, directors and principal shareholders directly to us, Gaiam, Inc., or on Schedules 13D and 13G and Forms 3, 4 and 5 filed with the Securities and Exchange Commission, in each case, in connection with the respective officer’s, director’s, or principal shareholder’s ownership of Gaiam, Inc. As described previously, the percentage values of beneficial ownership of Gaia will mirror the beneficial ownership in Gaiam, Inc. at the time of the separation. All beneficial ownership is direct and the beneficial owner has sole voting and investment power over the securities beneficially owned unless otherwise noted. Share amounts and percent of class include securities convertible into, and stock options exercisable for, shares of our Class A common stock and restricted stock vesting within 60 days after February 12, 2016.
(2)	This column represents a beneficial owner’s percentage of ownership for a respective class of our outstanding common stock.
(3)	This column represents a beneficial owners’ percentage ownership assuming that all outstanding shares of our Class B common stock have been converted into shares of our Class A common stock. Each share of our Class B common stock is convertible into one share of our Class A common stock.
(4)	According to a report on Schedule 13D/A filed with the Securities and Exchange Commission on June 8, 2012 by Prentice Capital Management, LP and Michael Zimmerman, in connection with their ownership of Gaiam, Inc. According to the filing, the securities consist of (a) 2,566,323 shares of Gaiam, Inc.’s Class A common stock directly held by investment funds and in investment accounts managed by Prentice Capital Management, LP over which Prentice Capital Management, LP and Michael Zimmerman share voting and dispositive power; and (b) 11,705 shares of Gaiam, Inc.’s Class A common stock directly held by The Michael & Holly Zimmerman Family Foundation, Inc. over which Michael Zimmerman shares voting and dispositive power. Prentice Capital Management, LP and Michael Zimmerman disclaim beneficial ownership over the securities. The address for Prentice Capital Management, LP and Mr. Zimmerman is 33 Benedict Place, 2nd Floor, Greenwich, CT 06830. Mr. Zimmerman is currently a director of Gaiam, Inc.
(5)	According to a report on Schedule 13G/A filed with the Securities and Exchange Commission on January 20, 2016 by Columbia Wanger Asset Management, LLC and Columbia Acorn Fund, in connection with their ownership of Gaiam, Inc. Columbia Wanger Asset Management, LLC is an investment adviser and the securities are owned by Columbia Acorn Fund and various other investment companies and managed accounts. Columbia Wanger Asset Management, LLC disclaims beneficial ownership over the securities. Columbia Acorn Fund has sole voting and investment power over 1,893,824 shares of Gaiam, Inc.’s Class A common stock. The address for Columbia Wagner Asset Management, LLC and Columbia Acorn Fund is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.
(6)	According to a report on Schedule 13G/A filed with the Securities and Exchange Commission on January 13, 2016, Royce & Associates, LLC, is an investment adviser. Royce & Associates has sole voting and investment power over 2,104,281 shares of Gaiam Inc.’s Class A common stock. The address for Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.
(7)

According to a report on Schedule 13G filed with the Securities and Exchange Commission on January 14, 2016 by Financial & Investment Management Group, Ltd. (“FIMgroup”) in connection with its ownership of Gaiam, Inc., and information provided by Mr. Sutherland as of February 11, 2016. The securities consist of (a) 1,622,714 shares of Gaiam, Inc.’s Class A common stock beneficially owned by FIMgroup in its capacity as investment adviser to its clients other than Mr. Sutherland; (b) 5,900 shares of Gaiam, Inc.’s Class A common stock directly owned by FIMgroup; (c) 4,000 shares of Gaiam, Inc.’s Class A common stock directly owned by FIMgroup’s 401(k) plan for the benefit of Mr. Sutherland; (d) 14,628 shares of Gaiam, Inc.’s Class A common stock directly owned by Mr. Sutherland; (e) 150 shares of Gaiam, Inc.’s Class A common stock jointly owned by Mr. Sutherland and his son; and (f) 21,042 shares of Gaiam, Inc.’s Class A common stock directly owned by a trust for which Mr. Sutherland serves as the trustee. FIMgroup is an investment adviser and shares voting and dispositive power over the securities beneficially owned with its clients. Mr. Sutherland, in his capacity as an officer of FIMgroup, has shared voting and shared dispositive control over the securities beneficially owned by FIMgroup. FIMgroup and Mr. Sutherland disclaim beneficial ownership of the shares of Class A common stock not directly owned by them, respectively. The address for FIMgroup and Mr. Sutherland is 111 Cass St., Traverse City, MI 49684. Mr. Sutherland is currently a director of Gaiam, Inc.
(8)	According to a report on Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2014. Includes 5,400,000 shares of Gaiam, Inc.’s Class A common stock issuable upon conversion of shares of Gaiam, Inc.’s Class B common stock held by Mr. Rysavy.
(9)	Consists of 11,40 shares of Gaiam, Inc.’s Class A common stock issuable upon exercise of stock options that are currently exercisable, and 1,200 shares of Gaiam, Inc.’s Class A common stock issuable upon exercise of stock options exercisable within 60 days of February 12, 2016.
(10)	Consists of 6,000 shares of Gaiam, Inc.’s Class A common stock, 59,000 shares of Gaiam, Inc.’s Class A common stock issuable upon exercise of stock options that are currently exercisable, and 3,000 shares of Gaiam, Inc.’s Class A common stock issuable upon exercise of stock options exercisable within 60 days of February 12, 2016.
(11)	Consists of 6,000 shares of Gaiam, Inc.’s Class A common stock issuable upon exercise of stock options that are currently exercisable, and 1,200 shares of Gaiam, Inc.’s Class A common stock issuable upon exercise of stock options exercisable within 60 days of February 12, 2016.
(12)	Consists of 7,931 shares of Gaiam, Inc.’s Class A common stock.
(13)	Consists of 10,968 shares of our Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Before our separation from Gaiam, Inc., we will enter into a reorganization agreement to effect the spin-off and to provide for the allocation between Gaiam, Inc. and us of Gaiam, Inc.’s assets, liabilities and obligations attributable to periods before the separation of our business from Gaiam, Inc. and the distribution of our common stock to Gaiam, Inc.’s shareholders. In addition to the reorganization agreement, the parties also will enter into license agreements and a transitional operating agreement. For a discussion of these agreements, see “Our Relationship with Gaiam, Inc. after the Spin-off” included elsewhere in this information statement.

DESCRIPTION OF OUR CAPITAL STOCK

General

Although we believe that the following summary description of our capital stock, our articles of incorporation and our bylaws covers all of the material provisions affecting the rights of holders of our capital stock, this summary is not intended to be complete and is qualified by reference to the provisions of applicable law and to our articles of incorporation and bylaws, both of which are included as exhibits to our registration statement on Form 10 of which this information statement is a part.

The authorized capital stock of Gaia is 250,000,000 shares, and consists of 150,000,000 shares of Class A common stock, $.0001 par value per share, 50,000,000 shares of Class B common stock, $.0001 par value per share, and 50,000,000 shares of preferred stock, par value $.0001 per share. Based upon the share ownership of Gaiam, Inc. as of             , 2016 and assuming that each holder of Gaiam, Inc.’s Class A common stock will receive one share of our Class A common stock for each five shares of Gaiam, Inc.’s Class A common stock held by such holder at the close of business on the record date of the distribution, and each holder of Gaiam, Inc.’s Class B common stock will receive one share of our Class B common stock for each five shares of Gaiam, Inc.’s Class B common stock held by such holder at the close of business on the record date of the distribution, following the distribution we expect to have              shares of Class A common stock outstanding, and 1,080,000 shares of Class B common stock outstanding. There will be no shares of preferred stock outstanding. Following the distribution, we expect to have              shares of Class A common stock reserved for issuance upon the exercise of outstanding options.

Capital Stock

The following information reflects our articles of incorporation and bylaws as we expect them to be in effect at the time of the spin-off.

As of the record date for the distribution, the shares of Gaiam, Inc.’s Class A common stock were held of record by                 shareholders, and the shares of Gaiam, Inc.’s Class B common stock were held by one shareholder. Following the distribution, we expect to have approximately the same number of holders of our Class A and Class B common stock as there were for Gaiam, Inc.’s common stock before the distribution.

We may not issue any additional shares of Class B common stock (except in connection with stock splits and stock dividends) and the rights of the holders of Class B common stock may not be amended except by the affirmative vote of the holders of a majority of the voting power of the shares of Class A common stock and of Class B common stock entitled to vote, each voting separately as a class. The shares of our Class B common stock will be convertible, one-for-one, into shares of our Class A common stock, at the option of the holder of the shares of our Class B common stock.

Our board of directors will be authorized, subject to any limitations prescribed by Colorado law, to issue at any time up to 50,000,000 shares of preferred stock. The board of directors will be able to provide for the issuance of the preferred stock in one or more series or classes with designations, preferences, limitations and relative rights determined by the board of directors without any vote or action by the shareholders, although the board of directors may not issue voting preferred stock without the consent or approval of a majority of our Class B common stock. As a result, the board of directors will have the power to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of the common stock. Although we have no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from attempting to acquire us. Such an issuance could also dilute the voting power or other incidents of ownership of holders of our common stock.

Voting Rights

Each holder of shares of our Class A common stock will be entitled to one vote for each share held on all matters submitted to a vote of shareholders. Each share of our Class B common stock will be entitled to ten votes on all matters submitted to a vote of shareholders. There will be no cumulative voting rights. Except as otherwise provided in our articles of incorporation or as otherwise provided by law, all holders of shares of our Class A common stock and shares of our Class B common stock will vote as a single group on all matters that are submitted to the shareholders for a vote. Accordingly, holders of a majority of the shares of our Class A common stock and shares of our Class B common stock entitled to vote in any election of directors may elect all of the directors who stand for election, as well as take such other actions as are required or permitted to be taken at a meeting of the shareholders. A required number of shareholders having the minimum number of votes that would be necessary to authorize or take action at a meeting at which all of the shares entitled to vote thereon were present and voted may consent to an action in writing and without a meeting under certain circumstances.

Dividends and Liquidation

Shares of our Class A common stock and shares of our Class B common stock will be entitled to equal dividends, if any, as may be declared by our board of directors out of legally available funds. In the event of a liquidation, dissolution or winding up of Gaia, the shares of our Class A common stock and shares of our Class B common stock would be entitled to share ratably in our assets remaining after the payment of all of our debts and other liabilities. Holders of shares of our Class A common stock and shares of our Class B common stock will have no preemptive, subscription or redemption rights, and there will be no redemption or sinking fund provisions applicable to the shares of our Class A common stock and our Class B common stock. The outstanding shares of our Class A common stock and shares of our Class B common stock will be, when issued following the distribution, fully paid and non-assessable.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

The following provisions, which are expected to be contained in our articles of incorporation or bylaws, could have the effect of delaying, deferring or preventing a change in control of Gaia.

Our articles of incorporation and bylaws will provide that shareholders holding the required number of shares may consent to an action in writing without the need to hold a meeting. More specifically, our articles of incorporation will provide that any action that is required or permitted under Articles 101 to 117 of the Colorado Business Corporation Act or under our articles of incorporation to be taken at a meeting of shareholders may be taken without a meeting, if shareholders who sign the written consent hold not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted.

Our articles of incorporation and bylaws provide that our board of directors may consist of any number of directors which may be fixed from time to time by the Chairman or the board of directors. Newly created directorships resulting from any increase in our authorized number of directors, as well as any vacancies on our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause, will be filled by an action by written consent taken by the holders of a majority of the votes eligible to be cast in an election of directors, or if Gaia has not received such written consent within thirty business days of such vacancy, by the affirmative vote of a majority of our board of directors then in office, even if less than a quorum is remaining in office.

Our bylaws will require advance notice by a non-majority shareholder of any proposal to be brought before an annual meeting of shareholders by a non-majority shareholder, including but not limited to any nomination for election of directors by any non-majority shareholder of Gaia entitled to vote for the election of directors at the meeting.

Each holder of our Class A common stock will have one vote on all matters submitted to shareholders for each share of Class A common stock standing in the name of such holder on our books. Each holder of our Class B common stock will have ten votes on all matters submitted to shareholders for each share of Class B common stock standing in the name of such holder on our books. Except as otherwise provided in our articles of incorporation or as otherwise provided by law, all shares of our common stock entitled to vote will vote as a single group on all matters submitted to the shareholders. After the spin-off, Mr. Rysavy is expected to hold approximately 3.4% of our Class A common stock and 100% of our Class B common stock. Cumulative voting in the election of directors is not permitted under our articles of incorporation or bylaws.

Subject to repeal or change by action of our shareholders, our board of directors may amend, supplement or repeal our bylaws or adopt new bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                     , at the address set forth on page 3 of this information statement.

Listing

Following the spin-off, we expect to have our Class A common stock listed on the NASDAQ Global Market under the symbol “GAIA.”

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Colorado law provides for indemnification of directors, officers and other employees in certain circumstances (C.R.S. (§) 7-109-101 et. seq. (2009)) and for the elimination or limitation of the personal liability for monetary damages of directors under certain circumstances (C.R.S. (§) 7-108-402 (2009)). The articles of incorporation of Gaia eliminate the personal liability for monetary damages of directors under certain circumstances and provide indemnification to Gaia’s directors and officers the fullest extent permitted by the Colorado Business Corporation Act. Among other things, these provisions provide indemnification for officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of the lawsuit or proceeding.

Gaia expects to maintain a directors and officers insurance policy providing insurance indemnifying Gaia’s directors and executive officers for certain liabilities. This insurance policy insures Gaia’s past, present and future directors and officers, with certain exceptions, from claims arising out of any error, misstatement, misleading statement, act, omission, neglect or breach of duty by any of the directors while acting in their capacities as such. Claims include claims arising from sales and purchases of Gaia securities and shareholder derivative actions.

Gaia expects to enter into substantively identical indemnification agreements with its directors and officers (the “Indemnitees”), which generally are expected to provide that, to the fullest extent permitted by Colorado law, Gaia shall indemnify such Indemnitee if the Indemnitee was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Indemnitee is or was or has agreed to serve at Gaia’s request as a director, officer, employee or agent of Gaia, or while serving as a director or officer of Gaia, is or was serving or has agreed to serve at Gaia’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity or by reason of the imposition upon such officer or director of any federal and/or state income tax obligation (inclusive of any interest and penalties, if applicable), that is imposed on such officer or director with respect to income, “phantom income,” rescinded or unconsummated transactions, or any other allegedly taxable event for which no benefit was received by such officer or director. The indemnification obligation is expected to include, without limitation, claims for monetary damages against an Indemnitee in respect of an alleged breach of fiduciary duties and generally covers expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by an Indemnitee or on an Indemnitee’s behalf in connection with such action, suit or proceeding and any appeal therefrom, but would only be provided if the Indemnitee acted in good faith; and, in the case of conduct in an official capacity with the corporation, if such conduct was in Gaia’s best interests, and, in all other cases, if such conduct was at least not opposed to Gaia’s best interests; and, with respect to any criminal action, suit or proceeding, if the Indemnitee had no reasonable cause to believe the Indemnitee’s conduct was unlawful.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EKS&H LLLP served as our independent registered public accounting firm for the years ended December 31, 2015 and 2014, and our board of directors has engaged EKS&H LLLP to serve as our independent registered public accounting firm for the year ended December 31, 2016.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

As a result of the foregoing, we have become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. You may read and copy any document that Gaia files with the SEC, including the registration statement on Form 10, including its exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov. The website address has been included only as a textual reference. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

INDEX TO FINANCIAL STATEMENTS

Gaia, Inc.’s Consolidated Financial Statements for the Years Ended December 31, 2015 and 2014 (Audited)

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7

Gaiam, Inc. and Subsidiaries’ Consolidated Financial Statements for the Years Ended December 31, 2015 and for the Year Ended December 31, 2014 (Audited)

[The financial statements of Gaiam, Inc. for the years ended December 31, 2015 and 2014 will be included in an amendment to this Form 10 and Information Statement.]

Report of Independent Registered Public Accounting Firm	F-[ ]

Consolidated Balance Sheets	F-[ ]

Consolidated Statements of Operations	F-[ ]

Consolidated Statements of Equity	F-[ ]

Consolidated Statements of Cash Flows	F-[ ]

Notes to Consolidated Financial Statements	F-[ ]

Fresh Eye Productions Inc. Financial Statements for the Period January 1, 2013 to August 31, 2013 and the Years Ended December 31, 2012 and 2011 (Audited)

Report of Independent Registered Public Accounting Firm	F-23

Statement of Financial Position	F-24

Statements of Income and Comprehensive Income	F-25

Statements of Shareholders Deficiency	F-26

Statements of Cash Flows	F-27

Notes to the Financial Statements	F-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Gaia, Inc.

Louisville, Colorado

We have audited the accompanying consolidated balance sheets of Gaia, Inc. and subsidiary (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaia, Inc. and subsidiary as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ EKS&H LLLP
EKS&H LLLP

February 16, 2016

Denver, Colorado

Gaia, Inc.

Consolidated Balance Sheets

	December 31,	December 31,
(in thousands)	2015	2014

ASSETS

Current assets:
Cash	$1,265	$1,362
Accounts receivable	330	31
Inventory, less allowances	2	172
Prepaid expenses and other current assets	609	1,443

Total current assets	2,206	3,008
Property, equipment and media library, net	29,889	8,377
Goodwill and other intangibles, net	10,816	10,816
Other assets	1,478	1,568

Total assets	$44,389	$23,769

LIABILITIES AND PARENT COMPANY EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$2,550	$1,019
Deferred revenue	1,454	818

Total current liabilities	4,004	1,837
Commitments and contingencies
Parent Company equity
Parent Company investment in Gaia, Inc.	40,385	21,932

Total liabilities and Parent Company equity	$44,389	$23,769

See accompanying notes to consolidated financial statements.

Gaia, Inc.

Consolidated Statements of Operations

	Year Ended December 31,
(in thousands)	2015	2014

Net revenues
Streaming	$10,770	$8,283
DVD subscription and other	3,447	1,851

Total net revenues	14,217	10,134

Cost of revenues:
Cost of streaming	2,315	1,972
Cost of DVD subscription and other	335	289

Total cost of revenues	2,650	2,261

Gross profit	11,567	7,873

Expenses:
Selling and operating	13,786	13,318
Corporate, general and administrative	2,838	3,047

Total expenses	16,624	16,365

Loss from operations	(5,057)	(8,492)

Other expense	53	48

Loss before income taxes	(5,110)	(8,540)

Income tax expense	—	—

Net loss	$(5,110)	$(8,540)

See accompanying notes to consolidated financial statements.

Gaia, Inc.

Consolidated Statements of Equity

Parent
Company
Investment
(in thousands)	in Gaia, Inc.

Balance at January 1, 2014	$17,988

Net transfers from Parent Company	12,484
Net loss	(8,540)

Balance at December 31, 2014	21,932

Net transfers from Parent Company	23,563
Net loss	(5,110)

Balance at December 31, 2015	$40,385

See accompanying notes to consolidated financial statements.

Gaia, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
(in thousands)	2015	2014
Operating activities:
Net loss	$(5,110)	$(8,540)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,201	2,295
Share-based compensation expense	166	93
Changes in operating assets and liabilities
Accounts receivable	(299)	5
Inventory	170	89
Prepaid expenses and other assets	924	(789)
Accounts payable and accrued liabilities	1,531	384
Deferred revenue	636	354

Net cash provided by (used in) operating activities	1,219	(6,109)

Investing activities:
Additions to property, equipment and media library	(6,471)	(4,780)
Purchase of intangibles, equity method investments and other assets	—	(1,659)

Net cash used in investing activities	(6,471)	(6,439)

Financing activities:
Net transfers from Parent Company	5,155	12,391

Net cash provided by financing activities	5,155	12,391

Net decrease in cash	(97)	(157)

Cash at beginning of year	1,362	1,519

Cash at end of year	$1,265	$1,362

Non-cash Financing and Investing activities:
Parent Company contribution of ownership interest in property	$18,242	$—

See accompanying notes to consolidated financial statements.

Gaia, Inc.

Notes to Consolidated Financial Statements

Note 1:	Basis of Presentation

In 2014, Gaiam, Inc. (“Gaiam”) announced that its board of directors authorized its management to proceed with a plan to separate its subscription business into a separately traded public company. The separation will occur through a distribution to Gaiam’s shareholders of all of the shares of common stock of Gaia, Inc. (“Gaia”), which holds all of the related businesses, assets and liabilities of the subscription business. Gaia was incorporated in Colorado in 2006 and is a wholly-owned subsidiary of Gaiam.

The authorized capital stock of Gaia is 250,000,000 shares, and consists of 150,000,000 shares of Class A common stock, $.0001 par value per share, 50,000,000 shares of Class B common stock, $.0001 par value per share, and 50,000,000 shares of preferred stock, par value $.0001 per share.

The accompanying consolidated financial statements, which include Gaia and its wholly owned subsidiary, have been prepared on a stand-alone basis and are derived from Gaiam’s consolidated financial statements and accounting records. The consolidated financial statements represent Gaia’s financial position, results of operations, and cash flows as its business has been operated as part of Gaiam prior to the planned distribution, in conformity with U.S. generally accepted accounting principles.

Historically, stand-alone financial statements have not been prepared for Gaia. Management believes the assumptions underlying the allocations included in the consolidated financial statements are reasonable. However, the consolidated financial statements may not necessarily reflect Gaia’s results of operations, financial position and cash flows in the future or, what Gaia’s results of operations, financial position and cash flows would have been had Gaia been a stand-alone company during the periods presented herein.

Corporate, general and administrative expenses on the accompanying consolidated statements of operations include allocations of costs that were incurred by Gaiam for functions such as corporate human resources, finance and legal, including the costs of salaries, benefits and other related costs. The total costs allocated to the accompanying consolidated financial statements for these functions totaled approximately $692 thousand, and $1.9 million for the years ended December 31, 2015 and 2014, respectively. These expenses have been allocated to Gaia based on direct usage or benefit where identifiable, with the remainder allocated on the basis of revenues, headcount, or other measures. As a stand-alone public company, Gaia’s total costs related to such support functions may differ materially from the costs that were historically allocated to it from Gaiam. See Note 3 to the consolidated financial statements for additional information regarding related party transactions.

All intercompany transactions between the Gaia entities have been eliminated. Transactions between Gaia and Gaiam are reflected in equity in the consolidated balance sheet as “Parent Company investment in Gaia, Inc.” and in the consolidated statement of cash flows as a financing activity in “Net transfers from Parent Company.” See Note 3 for additional information regarding related party transactions.

Following the separation, Gaia and Gaiam will operate as separate publicly traded companies, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the separation Gaia and Gaiam will enter into certain agreements, including a transition services agreement, in order to govern ongoing relationships between the two companies after the separation and provide for an orderly transition.

Gaia, Inc.

Notes to Consolidated Financial Statements

References in these Notes to Consolidated Financial Statements to “we”, “us”, “our” or “Gaia” refer to Gaia, Inc. and its consolidated subsidiary, unless we indicate otherwise.

Note 2:	Summary of Significant Accounting Policies

Description of Business

We operate a global digital video subscription service with approximately 7,000 titles which caters to a unique and underserved subscriber base. Our digital content is available to our subscribers on virtually any Internet connected device anytime, anywhere commercial free. The subscription also allows our subscribers to download and view files in the library without being actively connected to the internet. Through our online Gaia subscription service, our customers have unlimited access to a vast library of inspiring films, personal growth related content, cutting edge documentaries, interviews, yoga classes, and more – 90% of which is exclusively available to our subscribers for digital streaming on virtually any Internet connected device.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. These estimates may be adjusted due to changes in future economic, industry, or customer financial conditions, as well as changes in technology or demand. Estimates are used in accounting for, among other items, allowances for doubtful accounts receivable, inventory reserves, stock-based compensation, corporate allocations, useful lives for depreciation and amortization of long-lived assets, useful lives and amortization of the media library, future cash flows associated with impairment testing for goodwill, indefinite-lived intangible assets and other long-lived assets, deferred tax assets, uncertain income tax positions, and contingencies. Actual results may ultimately differ from estimates, although management does not believe such differences would materially affect the consolidated financial statements in any individual year. However, there are no assurances that such differences may not be materially different. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period that they are determined.

Cash

Cash represents demand deposits with financial institutions. Cash balances are presented based on the cash on hand in Gaia controlled accounts. This does not necessarily reflect all the cash available to fund our operations prior to our separation from Gaiam.

While there can be no assurances, we believe our cash on hand, cash expected to be generated from future operations, future cash contributions from Gaiam prior to the planned separation, our current credit facility discussed further in Note 10, and/or new credit facilities should be sufficient to fund our operations on both a short-term and long-term basis. However, our projected cash needs may change as a result of acquisitions, product development, unforeseen operational difficulties or other factors.

Gaia, Inc.

Notes to Consolidated Financial Statements

Concentration of Risk and Allowances for Doubtful Accounts

The majority of our sales are through credit cards, billed at the start of the subscription period. Certain customers receive terms. One customer represented 85% of our accounts receivable balance as of December 31, 2015. A different customer represented 100% of our accounts receivable balance as of December 31, 2014. We evaluate the need for an estimate of expected losses based on financial condition of our customers, historical trends, and the time outstanding of specific balances to estimate the amount of accounts receivable that may not be collected in the future and record the appropriate provision. Based on this assessment, no provision for doubtful accounts was deemed necessary during 2015 and 2014.

Inventory

Inventory consists primarily of finished goods held for sale and is stated at the lower of cost (first-in, first-out method) or market. Management identifies the inventory items to be written down for obsolescence based on the item’s current sales status and condition. We write down discontinued or slow moving inventories based on an estimate of the markdown to retail price needed to sell through the current stock level of the inventories. As of December 31, 2015 and 2014, we estimated obsolete or slow-moving inventory to be approximately $0 and $52 thousand, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses represent payments made for goods and services to be received in the near future. Other current assets include $967 thousand related to cash collected by Gaiam on our behalf that had not been transferred as of December 31, 2014 and was therefore a receivable from Gaiam. The receivable was fully settled in early 2015.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Included in property and equipment is the cost of internal-use software, including software used in connection with Gaia’s websites. All costs related to the development of internal-use software, other than those incurred during the application development stage, are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the software, which is typically three years. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives, generally three to five years. We amortize leasehold and building improvements over the shorter of the estimated useful lives of the assets or the remaining term of the lease or remaining life of the building, respectively.

Business Combination Accounting

The attainment of a controlling interest in a business is accounted for using the acquisition method. In determining the estimated fair value of certain acquired assets and liabilities, management makes assumptions based upon many different factors, such as historical and other relevant information and analyses performed by independent parties. Assumptions may be incomplete, and unanticipated events and circumstances may occur that could affect the validity of such assumptions, estimates, or actual results.

Gaia, Inc.

Notes to Consolidated Financial Statements

Media Library

Our media library represents the lower of unamortized cost or net realizable value of digital media content acquired through business combinations, asset purchases, capitalized costs to produce our proprietary media content, and rights obtained through license arrangements, all of which we make available to our customers.

Our acquired media library consists of the fair value of media assets obtained through asset acquisitions and business combinations recorded at the estimated fair value of the titles acquired, which is based on a number of factors, including: the number of titles, the total hours of content, the production quality and age of the acquired library.

Our licensed media library is obtained through license arrangements, for which we pay an advance against future royalties or an upfront license fee in exchange for the distribution rights for a specific license window, but can also be obtained for a fixed fee for perpetuity. These payments are capitalized at the time of payment. Certain agreements also include an ongoing royalty obligation, which entitles the licensor to a share of the revenues generated from the licensed works. These expenses are calculated and accrued on a monthly basis and included in costs of streaming. We pay these accrued royalties on a quarterly basis and therefore have included the related liability in accounts payable and accrued liabilities.

Our produced media library content consists of capitalized costs incurred to produce original media content, including salary and overhead costs of our in house production team and other third-party costs.

We amortize our media library in cost of streaming on a straight-line basis over the shorter of the license period or the estimated useful life of the titles, which typically ranges from 12 to 90 months. The amortization period begins with the first month of availability.

Management reviews content viewership to determine whether the viewing patterns correlate with initial estimates supporting the amortization period utilized. If current estimates indicate that viewing is significantly higher in earlier periods relative to the remaining amortization period, we will begin amortizing the respective titles on an accelerated basis over the amortization period.

Our media library is reviewed for impairment when an event or change in circumstances indicates that the carrying amount of the library may not be recoverable. Recoverability of the media library is measured by a comparison of the carrying amount of the media library to estimated undiscounted future cash flows expected to be generated by the media library. If the carrying amount of the media library exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the media library exceeds its fair value. During 2015 and 2014, no impairment was recorded.

Goodwill and Other Intangibles

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. Our other intangibles consist of customer related assets and acquired domain names. We have only one reporting unit; therefore, goodwill is assessed at the enterprise level. We review goodwill for impairment annually on December 31. We have the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of a goodwill reporting unit is less than its carrying amount. If it is determined that the fair value for a goodwill reporting unit is more likely

Gaia, Inc.

Notes to Consolidated Financial Statements

than not greater than the carrying amount for that goodwill reporting unit, then the two-step impairment test is unnecessary. If it is determined that the two-step impairment test is necessary, then for step one, we compare the estimated fair value of a goodwill reporting unit with its carrying amount, including goodwill. If the estimated fair value of a goodwill reporting unit exceeds its carrying amount, we consider the goodwill of the reporting unit not impaired. If the carrying amount of a goodwill reporting unit exceeds its estimated fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss. We use either a comparable market approach or a traditional present value method to test for potential impairment. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results. During 2015 and 2014, no impairment of goodwill or other intangibles was indicated.

Long-Lived Assets

We evaluate the carrying value of long-lived assets held and used, other than goodwill, when events or changes in circumstances indicate the carrying value may not be recoverable. We consider the carrying value of a long-lived asset impaired when the total projected undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. We recognize a loss based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. We determine the estimated fair value primarily using the projected cash flows from the asset discounted at a rate commensurate with the risk involved. During 2015 and 2014, no impairment was recorded.

Revenues

Streaming revenues consist primarily of subscription fees paid by our streaming customers. DVD subscription and other revenues consist of subscription fees paid by our DVD customers and for 2015, $1.9 million in rental income from operating leases. We recognize revenues when the following four basic criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. We recognize amounts billed to customers for postage and handling as revenues at the same time we recognize the revenues arising from the product sale. We present revenues net of taxes collected from customers. Revenues are recognized ratably over the subscription term. Deferred revenues consist of subscription fees collected from customers that have not been earned.

Marketing

Marketing costs consist primarily of advertising expenses, which include promotional activities such as online advertising and public relations expenditures. Advertising costs are expensed as incurred. Advertising expenses were $5.4 million and $4.5 million for the years ended December 31, 2015 and 2014, respectively.

Share-Based Compensation

Our employees have historically participated in Gaiam’s share-based compensation plans. Share-based compensation has been allocated to Gaia based on the awards and terms previously granted to our employees. The principal awards issued under the share-based compensation plans are non-qualified stock options. We recognize compensation cost for share-based awards based on the

Gaia, Inc.

Notes to Consolidated Financial Statements

estimated fair value of the award on date of grant. We measure compensation cost at the grant date based on the estimated fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition or over a service period. We use the Black-Scholes option valuation model to estimate the fair value of the award. In estimating this fair value, we use certain assumptions, as disclosed in Note 8 Share-Based Compensation, consisting of the expected life of the option, risk-free interest rate, dividend yield, and volatility. The use of a different estimate for any one of these components could have a material impact on the amount of calculated compensation expense.

Income Taxes

Our operations have historically been included in Gaiam’s consolidated federal tax return and certain consolidated state returns. The income tax expense in these consolidated financial statements has been determined on a stand-alone return basis, which requires the recognition of income taxes using the liability method. Under this method, Gaia is assumed to have historically filed a separate return, reporting our taxable income or loss and paying applicable tax based on its separate taxable income and associated tax attributes in each tax jurisdiction. The calculation of income taxes on the separate return basis requires considerable judgment and the use of both estimates and allocations. As a result, our effective tax rate and deferred tax balances will differ significantly from those in Gaiam’s historic periods. Additionally, the deferred tax balances as calculated on the separate return basis will differ from the deferred tax balances of Gaia, if legally separated. See Note 7 for additional information on Gaia’s income taxes and unrecognized tax benefits.

Defined Contribution Plan

Gaia’s employees have historically participated in Gaiam’s defined contribution retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”). Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The 401(k) plan permits, but does not require, Gaia to make additional matching contributions to the 401(k) plan on behalf of all participants in the 401(k) plan. We match 50% of an employee’s contribution, up to an annual maximum matching contribution of $1,500. We made matching contributions to the 401(k) plan of $56 thousand and $42 thousand in each of the years ended December 31, 2015 and 2014, respectively.

Fair value of financial instruments

The carrying amounts of our cash, accounts receivable, accounts payable and other current liabilities approximate their fair values.

New Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update (“ASU”) No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration to be received in exchange for those goods or services. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business

Gaia, Inc.

Notes to Consolidated Financial Statements

entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not expect the impact to be material.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern”, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early application is permitted. We do not expect the impact to be material.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards Codification (“ASC”). There have been a number of ASUs to date that amend the original text of ASC. We believe those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on us.

Note 3:	Related Party Transactions

Gaiam provided Gaia certain services, which included the administration of employee compensation and benefits, public and investor relations, corporate income tax and legal services. In addition, we historically paid Gaiam for our utilization of the building and facilities. Some of these services will continue to be provided to Gaia on a temporary basis following the distribution. The financial information in these consolidated financial statements does not necessarily include all the expenses that would have been incurred had we been a separate, stand-alone entity. As such, the financial information herein may not necessarily reflect our consolidated financial position, results of operations, and cash flows in the future or what they would have been had we been a separate, stand-alone entity during the period presented. Management believes that the methods used to allocate expenses to Gaia are reasonable.

Transactions between Gaia and Gaiam are reflected in equity in the consolidated balance sheet as “Parent Company investment in Gaia, Inc.” and in the consolidated statement of cash flows as a financing activity in “Net transfers from Parent Company.”

As part of the acquisition of My Yoga Online, we entered into a transition services agreement with the sellers to perform certain services to maintain operations, including marketing activities, during the transition period. Due to the shares issued as purchase consideration the sellers were shareholders of Gaiam during the period these services were provided. The terms of this arrangement provided for cost reimbursement only with no markup. During 2014 we reimbursed the seller $988 thousand for costs incurred under the agreement. As of December 31, 2014 the transition services agreement has been terminated.

Gaia, Inc.

Notes to Consolidated Financial Statements

In January 2015, Gaiam contributed 100% of its ownership interest in the entity which owns our corporate facilities to Gaia. The following table sets forth the details of contribution:

(in thousands)	January 1, 2015
Building	$16,674
Land	4,829
Land improvements	773

22,276
Accumulated depreciation and amortization	(4,034)

Net book value of building	$18,242

On January 1, 2015, we entered into a lease agreement with Gaiam under similar terms as the other non-affiliated tenants of the building. These leases are accounted for as operating leases. Total rental income received from these lease agreements was $1.9 million for the year ended December 31, 2015, of which $758 thousand was from Gaiam. This income is included in DVD subscription and other revenues on the accompanying consolidated income statement.

In consideration for the contribution and assignment, upon a sale of all or substantially all of the property or the membership interest in Boulder Road LLC (other than to certain affiliated parties as set forth in the agreement), Gaia will pay to Gaiam (i) 100% of the first $5,000,000 of proceeds received in excess of $12,000,000, (ii) plus 50% of the proceeds above $17,000,000, if any, up to a maximum of $10,000,000. Until such time, no payment will be due or payable to Gaiam in connection with the assignment and contribution of Boulder Road LLC.

Note 4:	Property, Equipment and Media Library

Property, equipment and media library consisted of the following as of December 31:

(in thousands)	2015	2014

Buildings and land	$22,718	$175

Website development costs and other software	4,827	2,891
Studio, computer and telephone equipment	434	290
Media library	10,546	6,980

	38,525	10,336
Accumulated depreciation and amortization	(8,636)	(1,959)

	$29,889	$8,377

Depreciation and amortization expense for property and equipment totaled $1,907 thousand and $1,579 thousand, for the years ended December 31, 2015 and 2014, respectively.

Gaia, Inc.

Notes to Consolidated Financial Statements

Estimated depreciation and amortization expense for future years is as follows:

(in thousands)
2016	$3,878
2017	3,325
2018	2,672
2019	1,980
2020	1,778
Thereafter	11,427

$25,060

Note 5:	Goodwill and Other Intangible Assets

There were no changes in goodwill for the period January 1, 2014 through December 31, 2015.

The following table represents our other intangibles by major class as of December 31:

(in thousands)	2015	2014
Amortized intangible assets
Customer related
Gross carrying amount	$860	$860
Accumulated amortization	(860)	(860)

	$—	$—

Unamortized intangible assets
Domain names	$207	$207

The customer related intangible assets were amortized on a straight-line basis over periods ranging from 12 to 18 months. Amortization expense for the years ended December 31, 2015 and 2014 was $ 0 and $716 thousand, respectively.

Note 6:	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following as of December 31:

(in thousands)	2015	2014
Accounts payable	$1,521	$545
Accrued compensation	394	387
Other accrued liabilities	635	84
Income taxes payable	—	3

	$2,550	$1,019

Gaia, Inc.

Notes to Consolidated Financial Statements

At December 31, 2015, accounts payable includes $648 thousand payable to Gaiam for services provided during 2015.

Note 7:	Income Taxes

Our operations have historically been included in Gaiam’s U.S. consolidated federal and state income tax returns. Income tax expense and deferred tax balances are presented in these consolidated financial statements as if we filed our own tax returns in each jurisdiction. These statements include tax losses and tax credits that may not reflect the tax positions taken by Gaiam. In many cases, tax losses and tax credits generated by Gaia have been used by Gaiam.

Income taxes have been based on the following components of “Loss from operations and loss before income taxes” in the consolidated statements of operations:

(in thousands)	2015	2014
Domestic	$(5,110)	$(8,540)

Variations from the federal statutory rate are as follows:

(in thousands)	2015	2014
Expected federal income tax expense (benefit) at statutory rate of 34%	$(1,737)	$(2,904)
Establishment of valuation allowance on net deferred tax assets	1,804	3,109
Effect of permanent other differences	10	9
State income tax expense (benefit), net of federal benefit	(77)	(128)
Other	—	(86)

Income tax expense (benefit)	$—	$—

Gaia, Inc.

Notes to Consolidated Financial Statements

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net accumulated deferred income tax assets consist of the following as of December 31:

(in thousands)	2015	2014
Deferred tax assets (liabilities):
Current:
Inventory-related expense	$16	$23
Accrued liabilities	583	374

Total current deferred tax assets	599	397
Valuation allowance	(599)	(397)

Total current deferred tax assets, net of valuation allowance	—	—

Non-current:
Depreciation and amortization	(799)	28
Section 181 qualified production expense	(2,010)	(1,306)
Net operating loss carryforward	16,699	14,961
Tax credits	9	9

Total non-current deferred tax assets	13,899	13,692
Valuation allowance	(13,899)	(13,692)

Total non-current deferred tax assets, net of valuation allowance	—	—

Net deferred tax asset	$—	$—

Periodically, management performs assessments of the realization of our net deferred tax assets considering all available evidence, both positive and negative. A significant piece of evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2015. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this assessment, a full valuation allowance was required for the 2015 and 2014 periods. As income is generated in future periods, we expect to reverse the valuation allowance accordingly and utilize the deferred tax assets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments which can materially affect amounts recognized in its consolidated balance sheets and consolidated statements of operations. The result of our assessment of our uncertain tax positions did not have a material impact on our consolidated financial statements. We recognize interest and penalties related to income tax matters in interest and other income (expense) and corporate, general and administration expenses, respectively.

Gaia, Inc.

Notes to Consolidated Financial Statements

Note 8:	Share-Based Compensation

Gaiam granted share-based awards to its officers and other key employees, including certain Gaia individuals. The following disclosures reflect the portion of Gaiam’s programs in which our employees participated. All awards granted under the programs consist of shares of Gaiam’s Class A common stock and are not necessarily indicative of the results that we would have experience as an independent, publicly-traded company for the period presented. Upon separation, we will issue Gaia options to our employees under our own incentive programs.

During 2009, Gaiam adopted the Gaiam, Inc. 2009 Long-Term Incentive Plan (“Gaiam’s Plan”). Gaiam has generally granted options under its incentive plans with an exercise price equal to the closing market price of its stock at the date of the grant and the options normally vest and become exercisable at 2% per month for the 50 months beginning in the eleventh month after date of grant. Compensation expense related to share-based payment awards is recognized on a straight-line basis over the requisite service periods of the awards, which are generally five years for employee options and two years for board members’ options.

The determination of the estimated fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by Gaiam’s stock price as well as assumptions regarding a number of complex and subjective variables. Gaiam derives the expected terms from the historical behavior of participant groupings. Gaiam bases expected volatilities on the historically realized volatility of Gaiam’s stock over the expected term. Gaiam’s use of historically realized volatilities is based upon the expectation that future volatility over the expected term is not likely to differ from historical results. Gaiam bases the risk-free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. Gaiam’s dividend yield assumes no annual cash dividends. In accordance with FASB share-based compensation guidance, Gaiam is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Gaiam primarily uses historical data by participant groupings to estimate option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

No options were granted during 2015. In 2014, Gaiam issued share options to our employees covering 170,000 shares. The following are the variables Gaiam used in the Black-Scholes option pricing model to determine the estimated grant date fair value for options granted under Gaiam’s Plan for 2014:

Expected volatility	48% - 59%
Weighted-average volatility	55%
Expected dividends	— %
Expected term (in years)	1.1 - 7.8
Risk-free rate	0.14% - 2.37%

Gaia, Inc.

Notes to Consolidated Financial Statements

The table below presents a summary of option activity granted to our employees under Gaiam’s Plan as of December 31, 2015 and 2014, and changes during the years then ended:

(in thousands, except share and per share data)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2014	185,000	$5.12
Granted	170,000	7.48
Excercised	(13,026)	4.34
Cancelled or forfeited	(20,000)	5.20

Outstanding at December 31, 2014	321,974	$6.49	8.1	$331
Granted	—	—
Excercised	(2,400)	3.44
Cancelled or forfeited	(37,477)	7.19

Outstanding at December 31, 2015	282,097	$6.51	7.0	$182

Exercisable at December 31, 2015	109,997	$5.92	4.4	$78

Our employees exercised 2,400 and 13,026 options during 2015 and 2014, respectively. The weighted-average grant-date fair value of options granted during 2014 was $4.11. The total fair value of shares granted to Gaia employees that vested was $166 thousand and $66 thousand during 2015 and 2014, respectively.

Our share-based compensation cost charged against income, included in selling and operating, and corporate, general and administrative expenses, was $166 thousand and $93 thousand during 2015 and 2014, respectively. As of December 31, 2015, there was $356 thousand of unrecognized cost related to non-vested shared-based compensation arrangements granted to our employees under Gaiam’s Plan. We expect this cost to be recognized over a weighted-average period of 2.05 years.

On February 26, 2015, our board of directors and Gaiam, in its capacity as our sole shareholder, approved the Gaia, Inc. Long-Term Deferred Equity Plan (the “deferred equity plan”). The purpose of the plan is to help align the interests of eligible participants with those of our current and future shareholders and to help attract, retain and motivate key personnel upon whose judgment, initiative and effort the successful conduct of Gaia’s business is dependent.

In anticipation of the spin-off, on February 26, 2015 our board of directors granted restricted stock units (“RSUs”) for 173,976 shares of Class A common stock under the deferred equity plan to certain of our officers and employees. In connection with the grants, each recipient entered into an individual restricted stock unit award agreement with Gaia with the following terms: (i) the recipient is entitled to receive one share of our Class A common stock for each RSU upon vesting, and (ii) the RSUs will vest on March 16, 2020, provided that (a) the spin-off has occurred by that date, and (b) the recipient is still an employee or director of the Company on such date. The RSUs will be automatically forfeited and of no further force and effect if either of the vesting conditions are not met.

Given the performance vesting provisions of these awards, the fair value of these awards will be determined upon the completion of the spin-off and recognized over the remaining vesting period.

Gaia, Inc.

Notes to Consolidated Financial Statements

Note 9:	Commitments and Contingencies

Operating Leases

We currently occupy space in the building that was historically owned by Gaiam as noted in Note 3 Related Party Transactions. During 2014, we did not have a formal lease agreement in place, however Gaiam allocated rent expense to us at what we believe to be market rate. Rent expense during 2014 was $477 thousand. With the contribution of the real estate to Gaia, we have no future lease obligation.

Risks and Uncertainties

We are subject to risks and uncertainties in the normal course of our business, including legal proceedings; governmental regulation, such as the interpretation of tax and labor laws; and consumer sensitivity to changes in general economic conditions. We have accrued for probable and estimable costs that may be incurred with respect to identified risks and uncertainties based upon the facts and circumstances currently available to us. Due to uncertainties in the estimating process, actual amounts incurred upon settlement could vary from those accruals.

Contractual Obligations

Certain agreements related to our licensed media include fixed royalty percentages; however payments due under these agreements are dependent upon future viewership of the licensed content and are therefore not fixed obligations as of December 31, 2015.

Note 10:	Credit Agreement

On July 23, 2015, our wholly-owned subsidiary Boulder Road LLC entered into a revolving credit agreement (the “Credit Agreement”) with Great Western Bank, as lender (“Great Western”). Borrowings under the Credit Agreement are secured by a deed of trust on the real estate owned by Boulder Road LLC, with corporate guarantees from Gaia and Gaiam. The Credit Agreement provides for a revolving line of credit for up to $5.5 million, which is reduced by $250,000 biannually, subject to certain covenants applicable to Boulder Road LLC. Subject to certain limitations, the principal amount of the loan is due and payable on the earlier of July 24, 2017 or the termination of the Credit Agreement. Upon completion of the spin-off, Gaiam will automatically be released as a guarantor under the Credit Agreement and from all corresponding rights and obligations. The note bears interest at the prime rate plus 3.25% (4.00% at December 31, 2015). There were no borrowings under the line of credit during 2015.

Gaia, Inc.

Notes to Consolidated Financial Statements

Note 11:	Geographic and Segment Information

Our chief operating decision maker reviews operating results on a consolidated basis and we therefore have one reportable segment. All of our operations are located in the United States, while our customers are located around the world. No individual foreign location represents greater than 10% of net revenues. The following represents the geographical data for our operations as of and for the years ended December 31:

(in thousands)	2015	2014

Net Revenues:
United States	$11,277	$7,436
International	2,940	2,698

	$14,217	$10,134

Long-Lived Assets:

United States	$30,096	$8,584

Components of Long-Lived Assets (a)
Property, equipment and media library, net	$29,889	$8,377
Other intangibles, net	207	207

	$30,096	$8,584

(a)	Excludes goodwill of $10.6 million.

Fresh Eye Productions Inc.

Financial Statements

For the period January 1, 2013 to

August 31, 2013 and the years ended

December 31, 2012 and 2011

(Expressed in United States Dollars)

Independent Auditor’s Report

To the Directors of Fresh Eye Productions Inc.

We have audited the accompanying financial statements of Fresh Eye Productions Inc., which comprise the statements of financial position as at August 31, 2013, December 31, 2012 and December 31, 2011, and the statements of income and comprehensive income, statements of shareholders’ deficiency and statements of cash flows for the period from January 1, 2013 to August 31, 2013 and for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Fresh Eye Productions Inc. as at August 31, 2013, December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the period from January 1, 2013 to August 31, 2013 and for the years ended December 31, 2012 and December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

“D&H Group LLP”
Vancouver, B.C.
October 21, 2013	Chartered Accountants

D+H Group LLP Chartered Accountants	+ Understanding, Advising, Guiding

10th Floor, 1333 West Broadway Vancouver, British Columbia Canada V6H 4C1	Telephone: 604 731 5881 Facsimile: 604 731 9923 Email: info@dhgroup.ca	www.DHgroup.ca A.B.C. Limited Liability Partnership of Corporations

Member of BHDTM an Association of Independent Accounting Firms Located Across Canada and Internationally

Fresh Eye Productions Inc.

Statements of Financial Position

(Expressed in United States dollars)

	August 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Assets
Current assets
Cash	219,167	99,013	179,620
Accounts receivable	321	—	—
Deferred income taxes (Note 10)	46,097	32,536	16,486
Prepaid expenses	11,228	1,972	—
Due from shareholders	103,423	354,755	325,331

	380,236	488,276	521,437

Media library (Note 4)	362,872	179,682	—

Property and equipment (Note 5)	433,407	187,305	12,675

Deposit	15,511	5,290	—

	1,192,026	860,553	534,112
Liabilities
Current liabilities
Accounts payable	63,396	14,381	11,462
Income taxes payable	69,125	35,643	32,609
Deferred revenue	341,460	241,016	122,118
Redeemable preferred shares (Note 6)	2,370,167	2,243,047	2,294,982

	2,844,148	2,534,087	2,461,171

Deferred income taxes (Note 10)	89,434	37,743	744

	2,933,582	2,571,830	2,461,915
Shareholders’ Deficiency
Share capital (Note 7)	53	53	53

Accumulated other comprehensive income	498,755	593,739	550,614

Deficit	(2,240,364)	(2,305,069)	(2,478,470)

	(1,741,556)	(1,711,277)	(1,927,803)

	1,192,026	860,553	534,112

Nature of operations (Note 1)

Commitments (Note 8)

The accompanying notes are an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on October 21, 2013 and signed on its behalf by:

/S/ Jason Jacobson	, Director	/S/ Michelle Trantina	, Director
Jason Jacobson		Michelle Trantina

Fresh Eye Productions Inc.

Statements of Income and Comprehensive Income

(Expressed in United States dollars)

	Period from
	January 1, 2013	Year ended	Year ended
	to August 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Revenue	1,863,985	1,612,527	874,963

Expenses
Accounting and legal	29,884	19,936	20,504
Amortization of property and equipment	113,200	59,633	10,320
Advertising and promotion	452,665	452,007	23,733
Bank charges and interest	86,664	75,406	45,673
Filming	1,283	3,057	111,446
Foreign exchange loss (gain)	6,569	(15,995)	—
Insurance	9,627	9,262	3,817
Meals and entertainment	6,624	13,658	12,770
Office and miscellaneous	40,830	64,744	28,957
Rent	51,202	32,569	19,421
Royalties (Note 8)	30,909	17,820	6,181
Sub-contractors	174,594	134,070	66,163
Telephone and utilities	6,895	10,420	7,566
Travel	10,165	24,514	5,379
Website and computer	20,793	26,537	114,009

	1,041,904	927,638	475,939

Income before income taxes	822,081	684,889	399,024

Income taxes (recovery)
Current	67,055	63,410	65,813
Deferred	36,702	20,653	(15,259)

	103,757	84,063	50,554

Net income for the period	718,324	600,826	348,470
Translation adjustments	94,984	(43,125)	33,333

Comprehensive income for the period	623,340	643,951	315,137

The accompanying notes are an integral part of these financial statements.

Fresh Eye Productions Inc.

Statements of Shareholders’ Deficiency

(Expressed in United States dollars)

				Class A
		Number of	Common	preferred	Other
	Number of	class A	shares	shares	comprehensive
	common	preferred	amount	amount	income	Deficit	Total
	shares	shares	$	$	$	$	$
Balance at December 31, 2010	30	2,250	30	23	583,947	(2,826,940)	(2,242,940)
Net income for the year	—	—	—	—	—	348,470	348,470
Other comprehensive income	—	—	—	—	(33,333)	—	(33,333)

Balance at December 31, 2011	30	2,250	30	23	550,614	(2,478,470)	(1,927,803)
Net income for the year	—	—	—	—	—	600,826	600,826
Other comprehensive income	—	—	—	—	43,125	—	43,125
Dividends	—	—	—	—	—	(427,425)	(427,425)

Balance at December 31, 2012	30	2,250	30	23	593,739	(2,305,069)	(1,711,277)
Net income for the period	—	—	—	—	—	718,324	718,324
Other comprehensive income	—	—	—	—	(94,984)	—	(94,984)
Dividends	—	—	—	—	—	(653,619)	(653,619)

Balance at August 31, 2013	30	2,250	30	23	498,755	(2,240,364)	(1,741,556)

The accompanying notes are an integral part of these financial statements.

Fresh Eye Productions Inc.

Statements of Cash Flows

(Expressed in United States dollars)

	Period from
	January 1, 2013	Year ended	Year ended
	to August 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Cash flows from operating activities
Net income for the year	702,953	600,945	352,476
Items not affecting cash
Amortization of property and equipment	110,778	59,645	10,439
Deferred income taxes	35,917	20,657	(15,434)
Changes in non-cash working capital
Decrease (increase) in
Accounts receivable	(305)	—	1,100
Income taxes receivable	—	—	3,049
Prepaid expenses	(8,681)	(1,978)	—
Deposit	(9,419)	(5,306)	—
Increase (decrease) in
Accounts payable	45,756	3,189	(3,089)
Income taxes payable	29,867	3,783	31,970
Deferred revenue	82,385	122,039	119,724

	989,251	802,974	500,235

Cash flows from (used in) investing activities
Media library	(204,576)	(200,265)	—
Property and equipment	(293,984)	(215,078)	(9,852)

	(498,560)	(415,343)	(9,852)

Cash flows from (used in) financing activities
Due to (from) shareholders	257,676	(36,900)	(350,814)
Dividends paid	(639,632)	(427,510)	—

	(381,956)	(464,410)	(350,814)

Effects of foreign exchange differences	11,419	(3,828)	3,514

Increase (decrease) in cash during the period	120,154	(80,607)	143,083
Cash, beginning of period	99,013	179,620	36,537

Cash, end of period	219,167	99,013	179,620
Supplemental cash flow information
Income taxes paid	36,535	59,628	34,207

The accompanying notes are an integral part of these financial statements.

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

1.	Nature of operations

The Company was incorporated in British Columbia as KMJ Online Productions Inc. on February 8, 2005 and changed its name to Fresh Eye Productions Inc. on March 14, 2008. The Company does business under the name My Yoga Online and sells memberships that provide access to the Company’s extensive media library of recorded sessions of trained individuals leading sessions of various types and levels of yoga.

The business operations are located in Vancouver, British Columbia, Canada with membership sales in both Canada and the United States of America.

2.	Basis of presentation and use of estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of these financial statements in accordance with US GAAP requires management to make judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant areas requiring the use of management judgements and estimates include:

i.	Management determined that the functional currency of the Company is the Canadian dollar (“CDN”). In concluding that the Canadian dollar is the functional currency, management considered the currency of the primary economic environment in which the entity operates; including the currency of the environment in which an entity primarily generates and expends cash. The Company’s presentation currency is the United States dollar (“USD”).

ii.	Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

iii.	The determination of whether an expenditure, relating to the media library and property and equipment, requires capitalization involves judgements made by management.

iv.	Management reviews revenue forecasts from its video and digital recording of yoga sessions included in the Company’s media library. When estimates of total revenues and other events or changes in circumstances indicate that a title has an estimated fair value that is less than its unamortized cost, an impairment loss is recognized in the current period for the amount by which the unamortized cost exceeds the title’s estimated fair value. Management has determined no impairment is required as at August 31, 2013, December 31, 2012 and December 31, 2011.

v.	The estimated useful lives of the media library and property and equipment and the related amortization included in the statements of income and comprehensive income involves judgements and estimates by management.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

3.	Summary of significant accounting policies

Revenue

Revenue primarily consists of membership fees and the sale of downloadable videos. Revenue is recognized when the following four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Revenue from membership fees is recognized during the month that access to the media library is available to the holder of a membership. When membership fees are received in advance for multiple months, revenue is deferred and recognized on a straight-line basis over the months of the membership. Other revenue, including revenue generated from downloadable videos is recognized when received.

Property and equipment

Property and equipment is stated at cost less accumulated amortization. Costs of internal use software, including software used in connection with the website, are included in property and equipment. Internal costs incurred during the application development stage are capitalized while all other costs related to the software are expensed.

The costs of property and equipment are amortized over their estimated useful lives.

Media library

Media library is stated at cost less accumulated amortization and consists of video and digital recordings of yoga sessions presented by various highly skilled yoga practitioners. The direct costs of producing the recordings are capitalized and then amortized on a straight-line basis over five years.

Income taxes

Income taxes are provided for pursuant to the liability method. The liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgement is required in determining when these events may occur and whether recovery of an asset, including the utilization of a net operating loss or other carryforward prior to its expiration, is more likely than not.

Foreign currency translation

Transactions occurring in a foreign currency (primarily the US dollar) are translated into the Canadian dollar at the Bank of Canada average monthly rate of exchange and recorded at the translated amount. Any required adjustments are made on a monthly basis. At the date the transaction is recognized, each asset, liability, revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency by use of the exchange rate in effect at that date.

Gains and losses arising from the translation of foreign currency are included in the determination of net income.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party’s financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

3.	Summary of significant accounting policies - continued

Financial instruments

Financial assets

The Company classifies its financial assets in the following four categories: held-for-trading (“HFT”), held-to-maturity investments, loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of assets at recognition. All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is dependent upon the classification of the financial instrument.

Held-for-trading

A financial asset is classified as HFT when it has been acquired principally for the purpose of selling in the near future, it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at HFT are measured at fair value, and changes therein are recognized in profit or loss. Cash is included in this category of financial assets.

Held-to-maturity investments

HTM financial assets are non-derivative financial assets, measured at amortized cost, that management has the intention and ability to hold to maturity.

Loans and receivables

Accounts receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at the end of each reporting period. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest method. Accounts receivable and due from shareholders are classified as loans and receivables.

Available-for-sale

AFS financial assets are non-derivative financial assets that are either designated as AFS or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income (loss) and classified as a component of equity.

Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

3.	Summary of significant accounting policies - continued

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the assets have been impacted.

Objective evidence of impairment could include the following:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments; or

•	it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding accounts receivables, is directly reduced by the impairment loss. The carrying amount of accounts receivables is reduced through the use of an allowance account. When an accounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

Financial liabilities

The Company classifies its financial liabilities as HFT or other financial liabilities.

Financial liabilities at HFT

Fair value changes on financial liabilities classified as HFT are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities include accounts payable and redeemable preferred shares.

Derivative financial liabilities

Derivatives, including separated embedded derivatives, are classified as HFT and recognized at fair value with changes in fair value recognized in profit or loss unless they are designated as effective hedging instruments.

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

3.	Summary of significant accounting policies - continued

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3:	Inputs for assets or liabilities that are not based on observable market data

4.	Media library

Media library, stated at cost less accumulated amortization, consists of the following:

	August 31	December 31,	December 31,
	2013	2012	2011
	$	$	$
Cost	409,275	200,225	—
Accumulated amortization	61,687	(20,022)	—
Effects of foreign exchange differences	(108,090)	(521)	—

Net carrying value	362,872	179,682	—

5.	Property and equipment

Property and equipment, stated at cost less accumulated amortization, consists of the following:

	August 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Computer hardware	69,700	52,447	24,742
Computer software and database	375,062	161,390	44,317
Equipment	41,837	24,535	—
Leasehold improvements	97,909	45,722	—

	584,508	284,094	69,059
Accumulated amortization	(168,213)	(96,236)	(56,625)
Effects of foreign exchange differences	17,112	(553)	241

Net carrying value	433,407	187,305	12,675

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

5.	Property and equipment - continued

Amortization of property and equipment is as follows:

•	Computer hardware, on a declining balance basis at 55%

•	Computer software and database, on the straight line basis over 3 years

•	Equipment, on a declining balance basis at 20%

•	Leasehold improvements, over the term of the leases (5 years)

6.	Redeemable preferred shares

The Company has issued 2,250 class A preferred shares that are redeemable for $ 1,000 CDN ($ 949) (December 31, 2012 - $ 1,003; December 31, 2011 - $ 980) for each preferred share, at the option of the holder after rendering 60 days notice of a redemption request to the Company. As there are no other conditions applicable to the holder, the Company has recorded a liability of $ 2,250,000 CDN ($ 2,370,167) (December 31, 2012 - $ 2,243,047; December 31, 2011 - $ 2,294,982) that is unsecured, non-interest bearing and is due 60 days after notice of a redemption request by the holder.

It should be noted that the common shares of the Company and 750 preferred shares are held by the parent company and the holders of the remaining 1,500 Class A preferred shares are the sole shareholders of that parent company.

7.	Share capital

Authorized

Common shares:	an unlimited number without par value

Preferred shares:	Class A - an unlimited number with a par value of $ 0.01 per share, with a redemption price of $ 1,000 CDN ($ 949) (December 31, 2012 - $ 1,003; December 31, 2011 - $ 980) per share upon redemption at the option of either the Company with 21 days notice, or the holder with 60 days notice

Class B - an unlimited number with a par value of $ 0.01 per share, with a redemption price of $ 1,000 CDN ($ 949) (December 31, 2012 - $ 1,003; December 31, 2011 - $ 980) per share upon redemption at the option of either the Company with 21 days notice, or the holder with 60 days notice

8.	Commitments

Lease

The Company has a lease commitment on its office and production facility that expires on July 31, 2017. The lease contains a renewal option for a further five year term at fair market value.

The remaining annual future minimum payments under the lease commitment are as follows:

$
Remainder of fiscal 2013	21,940
2014	65,821
2015	65,821
2016	65,821
2017	38,396

257,799

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

8.	Commitments - continued

Royalties

The Company has royalty agreements with individuals who are featured on the My Yoga Online website in instructional yoga videos. Royalties range from 40% to 80% of net revenues from sales of downloaded videos. Net revenues consist of gross revenue less 10% to cover expenses. During the period ended August 31, 2013 the Company incurred $ 30,909 (December 31, 2012 - $ 17,820; December 31, 2011 - $ 6,181) in royalty fees associated with downloaded video sales.

9.	Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as HFT, accounts receivable and due from shareholders are classified as loans and receivables and accounts payable and redeemable preferred shares liability are classified as other financial liabilities. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is held with a major Canadian financial institution. The Company considers the credit risk related to due from shareholders to be minimal.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At August 31, 2013 the Company has $ 219,167 (December 31, 2012 - $ 99,013; December 31, 2011 - $ 179,620) of cash to settle current liabilities with the following due dates: accounts payable of $ 63,396 (December 31, 2012 - $ 14,381; December 31, 2011 - $ 11,462) are due within three months and income taxes payable of $ 69,125 (December 31, 2012 - $ 35,643; December 31, 2011 - $ 32,609) are due within 7 months (December 31, 2012 and 2011 - 3 months). The redeemable preferred share liability is due 60 days after a request for redemption if such a request was to occur.

Market risk

Market risk is comprised of interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

9.	Financial Instruments - continued

Foreign exchange risk

The Company’s functional currency is the Canadian dollar and major transactions occur in Canadian dollars and the United States dollars. The Company maintains a USD bank account to support the cash needs of its foreign operation. Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk. At August 31, 2013, $ 1.00 CDN was equal to $ 0.95 USD (December 31, 2012 - $ 1.01 USD; December 31, 2011 - $ 0.96 USD).

Balances as follows:

	August 31, 2013		December 31, 2012		December 31, 2011
	$		$		$
		CDN		CDN		CDN
	USD	equivalent	USD	equivalent	USD	equivalent
Cash	167,212	176,013	139,991	136,605	126,677	129,262
Accounts payable	(13,406)	(14,112)	—	—	—	—

	153,806	161,901	139,991	136,605	126,677	129,262

Based on the net exposures as of August 31, 2013, and assuming that all other variables remain constant, a 10% fluctuation of the CDN against the USD would result in the Company’s net income being approximately $ 15,000 higher (or lower) (December 31, 2012 - $ 14,000; December 31, 2011 - $ 13,000).

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to other price risk.

10.	Income taxes

Deferred income tax assets and liabilities of the Company are as follows:

	August 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Current
Deferred revenue	46,097	32,536	16,486
Non-current
Media library	(48,987)	(24,257)	(744)
Property and equipment	(40,447)	(13,486)	—

	(89,434)	(37,743)	(744)

Fresh Eye Productions Inc.

Notes to the Financial Statements

Period from January 1, 2013 to August 31, 2013 and the years ended December 31, 2012 and 2011

(Expressed in United States dollars)

10.	Income taxes - continued

The income taxes shown in the statements of income and comprehensive income differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	August 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Income tax rate reconciliation
Combined federal and provincial income tax rate	13.5%	13.5%	13.5%

Expected income tax expense	110,981	92,460	53,871
Other	(7,224)	(8,397)	(3,317)

Actual income tax expense	103,757	84,063	50,554

11.	Capital management

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.